   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1998
                                                      REGISTRATION NO. 333-49037

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------
                                 PRE-EFFECTIVE

                              AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                        ASYMETRIX LEARNING SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                      7371                   91-1276003
    (STATE OR OTHER       (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
    JURISDICTION OF       CLASSIFICATION CODE NUMBER)   IDENTIFICATION NO.)
    INCORPORATION OR           ----------------
     ORGANIZATION)

                              110-110TH AVENUE NE
                           BELLEVUE, WASHINGTON 98004
                                 (425) 462-0501
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                                JOHN D. ATHERLY
     VICE PRESIDENT, FINANCE AND ADMINISTRATION AND CHIEF FINANCIAL OFFICER
                        ASYMETRIX LEARNING SYSTEMS, INC.
                              110-110TH AVENUE NE
                           BELLEVUE, WASHINGTON 98004
                                 (425) 462-0501
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                                   COPIES TO:
        MARK C. STEVENS, ESQ.                  THERESE A. MROZEK, ESQ.
       JEFFREY R. VETTER, ESQ.                  NORA L. GIBSON, ESQ.
       MICHAEL J. MCADAM, ESQ.                  RANDALL M. LAKE, ESQ.
          FENWICK & WEST LLP               BROBECK, PHLEGER & HARRISON LLP
         TWO PALO ALTO SQUARE                   TWO EMBARCADERO PLACE
     PALO ALTO, CALIFORNIA 94306                   2200 GENG ROAD
            (650) 494-0600                   PALO ALTO, CALIFORNIA 94303
                                                   (650) 424-0160
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JUNE 10, 1998

                                3,000,000 SHARES

           [LOGO OF ASYMETRIX LEARNING SYSTEMS, INC. APPEARS HERE]

                                  COMMON STOCK

  All of the shares of Common Stock offered hereby are being sold by Asymetrix Learning Systems, Inc. ("Asymetrix" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The shares of Common Stock offered hereby have been approved for quotation on the Nasdaq National Market under the symbol "ASYM" subject to official notice of issuance.

  THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                               Price to Underwriting Proceeds to
                                                Public  Discount (1) Company (2)
--------------------------------------------------------------------------------
Per Share.....................................   $          $            $
Total (3).....................................  $          $            $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting offering expenses payable by the Company estimated at $900,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the
    Price to Public will total $   , the Underwriting Discount will total $
    and the Proceeds to Company will total $   . See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of NationsBanc Montgomery Securities LLC on or about      , 1998.

                                  -----------

NationsBanc Montgomery Securities LLC
                    BancAmerica Robertson Stephens
                                                              Hambrecht & Quist

                                      , 1998

                   [ASYMETRIX LEARNING SYSTEMS, INC. LOGO]
                   "Changing The Way Organizations Learn"



                                [TWO IMAGES]

                           [First image labeled]

["The Old Way" (black and white photograph of instructor at a blackboard with students looking on)]

                           [Second image labeled]

["The New Way" (computer monitor with image of the Company's online learning software)]

"Every Browser Is A Classroom" and "Asymetrix Learning Systems, Inc. is a leading provider of online enterprise learning solutions."

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information including "Risk Factors" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The discussion in this Prospectus contains forward-looking statements. The outcome of the events described in such forward-looking statements is subject to risks and uncertainties. The Company's actual results may differ materially from those discussed in such forward-looking statements. Factors that may cause or contribute to such differences include those discussed in sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as those discussed elsewhere in this Prospectus.

                                  THE COMPANY

  Asymetrix is a leading provider of online enterprise learning solutions designed to enable organizations to capture, deploy and manage knowledge more effectively for use as a competitive advantage. The Company's comprehensive learning solution consists of an open, standards-based, Internet-centric technology platform as well as professional services for the online learning market. The Company's technology platform includes ToolBook II Instructor and ToolBook II Assistant, products which enable customers to author online learning applications, and Librarian, a learning management system designed to enable customers to deploy and manage such applications. The Company's professional services include a wide range of consulting and custom development services focused on the online learning market as well as training and customer support.

  Information technology has been successfully used to automate mission critical business processes, such as manufacturing, human resources, finance, sales, distribution and customer support. However, a critical function which technology-based solutions have not adequately addressed is training and education. The Company believes there is a need for an enterprise learning solution that enables organizations to improve employee productivity, coordinate their training efforts, measure the effectiveness of training and deliver knowledge to employees and business partners more rapidly, broadly and uniformly. The Company believes the market for enterprise learning solutions will be fueled by the convergence of trends and technologies that enable technology-based training solutions, including computer-based training, video-based training and Internet-based training solutions, to be deployed increasingly as substitutes for, or complements to, instructor-led and other traditional forms of training. The primary advantages of technology-based training over traditional forms of training include performance improvements and potential cost savings in the form of reduced instructor salaries, compressed training times and reduced travel costs. Furthermore, the ease and speed of deployment associated with Internet-based training allows for "just-in-time" delivery of content, broadens the potential use of training within the enterprise and offers a cost- and time-effective way to accumulate and retain company knowledge. According to International Data Corporation ("IDC"), revenues from all technology-based training applications in the United States are expected to grow from $1.7 billion in 1997 to $4.1 billion in 2001.

  Asymetrix believes that by providing a single source solution, it is well-positioned to be the leading provider of online enterprise learning products and services. Beginning in 1996, the Company redirected its focus to its online learning products, divested several product lines and discontinued development efforts not directly related to its online enterprise learning solution. A key component of the Company's strategy is to provide an online learning solution at the enterprise level. In February 1998, the Company introduced an enhanced version of Librarian which the Company believes significantly extends the existing features and functionality of Librarian by enabling enterprise-wide deployment of online learning applications. In addition, the Company has significantly expanded its professional services capabilities and, since July 1, 1997, has acquired six professional services companies and the Company may seek to acquire additional professional services companies in the future.

  The Company has licensed its online learning products or provided professional services to leading companies in a variety of industries. Such customers include The Boeing Company, Hewlett-Packard Company, IBM Corporation, Intel Corporation, Lucent Technologies, Inc., MCI Communications Corporation, Metropolitan Life Insurance Company, Microsoft Corporation, Pfizer, Inc. and the United States Army.

  The Company was incorporated in Washington in December 1984. The Company intends to reincorporate under the laws of Delaware prior to the closing of this offering. The Company's executive offices are located at 110-110th Avenue NE, Bellevue, Washington 98004 and its telephone number is (425) 462-0501.

RECENT DEVELOPMENTS

  In June 1998, the Company acquired Strategic Systems Associates, Inc. ("SSA"), an Illinois-based provider of custom development and consulting services for the online learning market. The Company issued approximately 102,000 shares of Common Stock in connection with the acquisition. The Company will also grant options to purchase up to 112,500 shares of Common Stock to former SSA employees who remain employed by Asymetrix. This acquisition will be accounted for using the purchase method of accounting. In May 1998, the Company entered into a letter of intent to acquire Meliora Systems, Inc. ("Meliora"), a New York-based online learning software developer and provider of consulting services. The Company will issue approximately 235,000 shares of Common Stock in connection with the acquisition of Meliora. The Company will also grant options to purchase up to 270,000 shares of Common Stock to former Meliora employees who remain employed by Asymetrix. It is anticipated that this acquisition will be accounted for as a pooling of interests. There can be no assurance that the Company will be able to complete these acquisitions successfully or that either acquisition will not have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Risks Related to Acquisitions."

                                ---------------

  As used in this Prospectus, the "Company" and "Asymetrix" refer to Asymetrix Learning Systems, Inc., a Delaware corporation, its Washington predecessor and its wholly-owned subsidiaries. Except as otherwise noted herein, information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) gives effect to the conversion of all outstanding shares of Class B Stock of the Company into shares of Common Stock of the Company, which will occur upon the closing of this offering, (iii) reflects the reincorporation of the Company in Delaware prior to the closing of this offering, (iv) refers to historical and not pro forma financial information, (v) gives effect to a 3-for-4 reverse stock split effected immediately prior to the consummation of this offering and (vi) gives effect to the filing, upon the closing of this offering, of an Amended and Restated Certificate of Incorporation, authorizing 2,000,000 shares of undesignated Preferred Stock.

  Asymetrix, Asymetrix Digital Video Producer, IconAuthor and ToolBook are registered trademarks of the Company and Librarian, ToolBook II Assistant, ToolBook II Instructor, Librarian and Web 3D are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

                                  THE OFFERING

Common Stock offered.............................. 3,000,000 shares
Common Stock to be outstanding after the
 offering......................................... 13,124,822 shares (1)
Use of proceeds................................... For general corporate purposes, including working capital.
                                                   See "Use of Proceeds."
Proposed Nasdaq National Market symbol............ ASYM

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          PRO FORMA
                                                         ------------
                                                                       THREE MONTHS
                                                                           ENDED
                            YEAR ENDED DECEMBER 31,       YEAR ENDED     MARCH 31,
                           ----------------------------  DECEMBER 31, ----------------
CONSOLIDATED STATEMENT OF    1995      1996      1997      1997 (6)    1997     1998
OPERATIONS DATA:           --------  --------  --------  ------------ -------  -------
 Revenue:
 Product revenue:
  Online learning
   products (2)..........  $    --   $  3,135  $  7,056    $ 7,056    $ 1,403  $ 2,069
  Other products.........    16,238    11,165    10,425     12,080      2,811    1,540
   Total product
    revenue..............    16,238    14,300    17,481     19,136      4,214    3,609
 Services revenue........     1,926     2,955     6,583     14,784        770    4,186
    Total revenue........    18,164    17,255    24,064     33,920      4,984    7,795
 Gross margin............    13,551    12,073    17,273     20,664      3,955    4,564
 Loss from operations....   (19,063)  (23,221)  (12,927)    (9,182)    (2,631)  (1,718)
 Net income (loss).......   (19,715)  (23,555)  (13,115)    (9,468)    (2,555)     455
 Accretion of redemption
  value of redeemable
  common stock (3).......       --        --        --         --         --      (766)
 Net loss attributable to
  common stockholders
  (3)....................   (19,715)  (23,555)  (13,155)    (9,468)    (2,555)    (311)
 Basic and diluted net
  loss per share (4)(5)..     (6.78)    (4.01)    (2.17)     (1.44)     (0.43)   (0.05)
 Shares used to compute
  basic and diluted net
  loss per share (4)(5)..     2,907     5,879     6,038      6,588      5,932    6,657

                                                             MARCH 31, 1998
                                                         -----------------------
                                                         ACTUAL  AS ADJUSTED (8)
                                                         ------- ---------------
CONSOLIDATED BALANCE SHEET DATA:
 Cash and cash equivalents.............................. $ 2,911     $32,701
 Working capital........................................   1,849      31,639
 Total assets...........................................  20,780      50,570
 Long-term obligations..................................     164         164
 Redeemable common stock (7)............................   2,234         --
 Total stockholders' equity.............................   9,888      41,912

--------

(1) Based on the number of shares outstanding as of March 31, 1998. Excludes
    (i) 3,600,111 shares of Common Stock issuable upon the exercise of options then outstanding with a weighted average exercise price of $3.95 per share,
    (ii) 174,902 shares of Common Stock reserved for issuance under the Company's 1995 Combined Incentive and Nonqualified Stock Option Plan (the "1995 Plan") as of such date, (iii) 1,687,500 shares reserved for issuance under the Company's 1998 Equity Incentive Plan and 1998 Directors Stock Option Plan, (iv) 14,573 shares of Common Stock subject to an outstanding option not granted under the 1995 Plan, (v) an aggregate of 337,000 shares of Common Stock issuable in connection with the acquisition of SSA and the proposed acquisition of Meliora, and (vi) an aggregate of 382,500 shares of Common Stock issuable upon exercise of stock options issuable in connection with the acquisition of SSA and the proposed acquisition of Meliora. Includes 331,246 shares of Common Stock subject to an escrow to secure certain indemnification obligations of former stockholders of Aimtech Corporation ("Aimtech") relating to the acquisition of Aimtech. See "Capitalization," "Management--Employee Benefit Plans" and Note 11 of Notes to the Company's Consolidated Financial Statements.
(2) The Company's online learning products consist of its Librarian learning management system, its ToolBook II Instructor and ToolBook II Assistant authoring products, its ToolBook II Synergy pre-authoring product and the Allen Communications' Designer's Edge product, for which the Company is a reseller. See "Business--Products and Services."
(3) See Note 8 of Notes to the Company's Consolidated Financial Statements.
(4) See Note 1 of Notes to the Company's Consolidated Financial Statements for an explanation of the determination of the number of shares used to compute basic and diluted net loss per share.
(5) See Note (f) of Notes to Consolidated Pro Forma Financial Statements for an explanation of the determination of the number of pro forma shares used to compute basic and diluted pro forma net loss per share.
(6) Pro forma consolidated statement of operations data for the year ended December 31, 1997 reflects (i) the acquisitions of Oakes Interactive Incorporated, TopShelf Multimedia, Inc. and Acorn Associates, Incorporated (collectively, the "Oakes Companies"), Aimtech and Communications Strategies, Incorporated ("CSI") and (ii) the dispositions of SuperCede, Inc. ("SuperCede") and Infomodelers, Inc. ("Infomodelers"), in each case as if such transaction had occurred on January 1, 1997. See Consolidated Condensed Pro Forma Financial Statements.
(7) Redeemable common stock represents 191,489 shares of Common Stock issued in connection with the acquisition of CSI which are subject to a put right held by the two former shareholders of CSI. See Note 8 of Notes to the Company's Consolidated Financial Statements.
(8) As adjusted to reflect (i) the conversion of all outstanding shares of Class B Stock into shares of Common Stock upon the closing of this offering, (ii) the expiration of a put right held by the former shareholders of CSI with respect to 191,489 shares of Common Stock issued in connection with the acquisition of CSI and (iii) the sale of the 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and after deducting estimated underwriting discount and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  This offering involves a high degree of risk. In addition to the other information set forth in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock of the Company. This Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from the results discussed in this Prospectus. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

SUBSTANTIAL HISTORICAL OPERATING LOSSES; LIMITED OPERATING HISTORY IN TARGET MARKET; UNCERTAIN PROFITABILITY

  The Company was incorporated in December 1984. Until early 1995, the Company was engaged in various technology and development activities and in the development and marketing of multimedia authoring products, database and Internet tools, World Wide Web publishing products and other ancillary products, most of which are not included as part of the Company's online enterprise learning solution. Starting in 1995, the Company recapitalized and redirected its focus to the development and marketing of authoring products and a learning management system designed to capitalize on the advantages of the Internet as a means of delivering technology-based training applications. Since 1995 the Company has also introduced a variety of professional services. Accordingly, the Company has only a limited operating history upon which to base an evaluation of its current business and prospects. The Company's prospects must be considered in light of the risks and uncertainties encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets such as online enterprise learning and by companies engaged in a business transition from developing and marketing software products to offering an integrated product and services solution. Such risks include, but are not limited to: the demand for technology-based training and online enterprise learning applications; the management of both internal and acquisition-based growth; demand for the Company's products and services; the ability of the Company to meet the needs of sophisticated corporate customers; and competition. To address these risks, the Company must, among other things: successfully introduce new products and services; achieve commercial acceptance of its new products and services, including the latest release of its Librarian product; continue to expand its professional services business; successfully identify, acquire and integrate acquired businesses; respond to competitive developments; attract, integrate, retain and motivate qualified personnel; and address new or evolving technologies and standards. There can be no assurance that the Company will be successful in addressing such risks and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition.

  From December 1984, the Company's inception, through 1997, the Company incurred net losses on an annual basis, and as of March 31, 1998, the Company had an accumulated deficit of $159.6 million. Such net losses and accumulated deficit resulted from the Company's lack of substantial revenues and the significant costs incurred as a result of the Company's focus on a variety of technology and development activities and the development and marketing of products which have been sold or discontinued or which are not part of the Company's online enterprise learning solution. The Company incurred net losses of $23.6 million and $13.1 million in 1996 and 1997, respectively, and an operating loss of $1.7 million in the three months ended March 31, 1998, and has yet to achieve income from operations under its new business model. The Company's limited operating history under its new business model, the emerging nature of the market for online enterprise learning and the factors described under "--Fluctuations in Quarterly Operating Results; Unpredictability of Future Revenue; Seasonality," among other factors, make prediction of the Company's future operating results difficult. Although the Company has experienced revenue growth in certain recent periods and although the pro forma financial statements also reflect revenue growth in certain recent periods, there can be no assurance that such growth rates are sustainable or indicative of actual growth rates that the Company may experience. Therefore, they should not be considered indicative of future operating results. In addition, the Company intends to continue to invest in acquisitions and research and development, among other things. As a result, the Company expects to continue to incur operating losses at least through 1998. There can be no assurance that the Company will achieve profitability or that, if profitability is achieved, it will be sustained. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Asymetrix Strategy."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; UNPREDICTABILITY OF FUTURE REVENUE; SEASONALITY

  The Company's quarterly operating results have varied significantly in the past and are expected to fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include: the demand for technology-based training in general and demand for online enterprise learning solutions in particular; the size and timing of product orders and the timing and execution of professional services engagements; the mix of revenue from products and services; the mix of products sold; the inability of the Company to meet its own or client project milestones or to meet client expectations; market acceptance of the Company's or competitors' products and services; the ability of the Company to develop and market new or enhanced products and services in a timely manner and market acceptance of such products, including the latest release of Librarian, and services; the Company's ability to integrate acquisitions successfully and to identify, acquire and integrate suitable acquisition candidates; the timing of revenue recognition; charges related to acquisitions; competitive conditions; technological changes; personnel changes; general economic conditions; and economic conditions specific to the technology-based training and online learning markets. With its new emphasis on providing an online enterprise learning solution, the Company is targeting its selling and marketing efforts towards customers with the potential need for enterprise-wide solutions. Because the Company believes that the implementation of its solutions may require an enterprise-wide decision by prospective customers, the Company may be required to provide a significant level of education to prospective customers regarding the Company's solutions. Therefore, the Company believes that the period between initial contact and the sale of the Company's solutions could be lengthy, and the implementation cycle could lengthen because of increases in the size and complexity of customer implementations. Uncertainty of timing with respect to sales or implementations could have a material adverse effect on the Company's business and operations and cause the Company's operating results to vary significantly from quarter to quarter. Therefore, the Company's operating results for any particular quarterly period may not be indicative of future operating results.

  The Company's limited operating history under its current business model, its recent acquisitions and dispositions and the emerging nature of its market make prediction of future revenue and expenses difficult. The Company's expense levels are based, in part, on its expectations as to future revenue and to a large extent are fixed in the short term. There can be no assurance that the Company will be able to predict its future revenue accurately and the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenue in relation to the Company's expectations could cause significant fluctuations in quarterly operating results, which would have an adverse effect on the Company's business, operating results and financial condition.

  Due to all of the foregoing factors, the Company's quarterly revenue and operating results are difficult to forecast, and the Company believes that period-to-period comparisons of its operating results will not necessarily be meaningful and should not be relied upon as an indication of future performance. It is likely that the Company's operating results will fall below the expectations of the Company, securities analysts or investors in some future quarter. In such event, the trading price of the Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Like many companies in the software industry, the Company has experienced higher revenue in its last quarter as a result of efforts to meet sales quotas and as many customers complete annual budgetary cycles and lower revenue in its first quarter. Additionally, the Company believes that many of its customers in the education and government markets tend to have higher product purchasing activity during the last few weeks of the third quarter as compared to other periods. Furthermore, revenue recognized by some components of the Company's services business is dependent in part upon the number of business days during the particular period and budget cycles of its customers. Because of these factors, the Company anticipates that its professional services and training revenue growth could be slower in the first and fourth quarters than in other quarters because of this seasonality. Although the Company has not been able to determine the extent to which its current business is affected by any seasonal trends because of the refocusing and growth of its business since 1995, there can be no assurance that the Company's results in any future quarter will not be negatively affected by such trends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NEW BUSINESS MODEL

  Although the Company was incorporated in 1984, it is in the process of transitioning to a new business model which is focused on the online enterprise learning market. In transitioning to this new business model, the Company is undergoing many substantial changes in its product emphasis, distribution channels, business operations, sales and implementation practices, customer service and support and management focus. These changes include: the divestiture of a number of product lines, including its consumer products, database tools and Internet tools, products for which the Company had previously devoted substantial financial and other resources to develop and market; the acquisition of eight businesses since July 1, 1997; the change of the Company's product emphasis from general purpose multimedia authoring and other multimedia products to products targeted for the development and management of online learning applications; the change of the Company's prior product distribution strategy from retail and other indirect distribution channels to a direct sales model with a current focus on the United States, which has required the Company to develop a sales infrastructure to market its products to a new customer base and to introduce customer support services to address the needs of enterprise customers; and the introduction of professional services, which are businesses with which the Company has had limited experience and which typically have lower gross margins than software product sales businesses and the growth of which are substantially dependent upon and limited by the number of professional services personnel employed by the Company.

  The Company introduced its most recent version of Librarian in February 1998. The Company believes that this new version significantly extends the existing features and functionality of Librarian and that market acceptance of this new version of Librarian is key to its ability to offer an enterprise-level solution that will satisfy the increasingly complex requirements of sophisticated corporate customers. See "--Dependence on Online Learning Products" and "--Rapid Technological Change; Product Development."

  The change in the Company's business model has also required the Company to face new risks and challenges that it previously had not faced, including, among others: the acquisition-related risks described under "--Risks Related to Acquisitions;" the need to hire, train, integrate and motivate a larger direct sales force and a professional services organization; the need to adopt new and more focused marketing and research and development strategies; the need to market its solutions successfully to enterprise customers; the need for the Company to expand further the functionality of its products and customer support services to address the needs of enterprise customers; greater potential fluctuations in gross margins resulting from the mix of products and services sold; less meaningful historic financial data on which to plan future budgets; competition from a wider range of sources than the Company had previously faced; and the other factors described under "Risk Factors." The failure of the Company to address these risks successfully in completing its transition to a new business model could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--The Asymetrix Solution" and "-- Asymetrix Strategy."

RISKS RELATED TO ACQUISITIONS

  Since July 1, 1997, the Company has acquired nine businesses: Oakes Interactive Incorporated, Acorn Associates Incorporated and TopShelf Multimedia, Inc. (collectively, the "Oakes Companies"); Aimtech Corporation ("Aimtech"); Communications Strategies, Incorporated ("CSI"); Graham-Wright Interactive, Inc. ("Graham-Wright"); Socha Computing, Inc. ("Socha"); Adams Consulting Group, Inc. ("Adams Consulting"); and Strategic Systems Association, Inc. ("SSA"). The Company has also entered into a letter of intent to acquire an additional company, Meliora Systems, Inc. ("Meliora"). The Company's future performance will depend in part on its ability to integrate and grow these acquired businesses. Acquisitions involve a number of risks, including: the integration of acquired products and technologies in a timely manner; the integration of businesses and employees with the Company's business; the management of geographically-dispersed operations; adverse effects on the Company's reported operating results from acquisition-related charges and amortization of goodwill; potential increases in stock compensation expense and increased compensation expense resulting from newly-hired employees; the diversion of management attention; the assumption of unknown liabilities; potential disputes with the sellers of one or more acquired entities; the inability of the Company to maintain customers or goodwill of an acquired business; the need to divest unwanted assets or products, such as the Company's sale of the Aimtech Jamba product; and the possible failure to retain key acquired personnel. Client satisfaction or performance problems with an acquired firm could also have a material adverse effect on the reputation of the Company as a whole, and any acquired business could significantly underperform relative to the Company's expectations. In addition, the Oakes Companies, CSI, Graham-Wright and Adams Consulting were primarily professional services businesses and prior to acquiring these businesses, the Company had limited experience in providing professional services. The Company is currently facing all of these challenges and its ability to meet them over the long term has not been established. As a result, there can be no assurance that the Company will be able to integrate acquired businesses, products or technologies successfully or in a timely manner in accordance with its strategic objectives, which could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company's past acquisitions have been accounted for using the purchase method of accounting. Because most software and professional services business acquisitions involve the purchase of significant amounts of intangible assets, acquisitions of such businesses also result in goodwill and significant amortization charges and may also involve charges for acquired research and development projects. For example, as a result of the acquisitions of Aimtech and Socha, the Company has incurred charges relating to acquired in-process research and development of $4.1 million for 1997 and, in connection with all of its acquisitions from July 1, 1997 through March 31, 1998, has recorded an aggregate of $8.5 million in goodwill, approximately $1.5 million of which will be amortized on a straight-line basis over a five year period and the remainder (approximately $7.0 million) of which will be amortized over a 15 year period. If the Company were to incur additional charges for acquired in-process research and development and amortization of goodwill with respect to future acquisitions, the Company's business, operating results and financial condition could be materially and adversely affected.

  In order to grow its business, the Company may continue to acquire businesses that it believes are complementary. The successful implementation of this strategy depends on the Company's ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate their operations and technology successfully with those of the Company, retain existing customers and maintain the goodwill of the acquired business. There can be no assurance that the Company will be able to identify additional suitable acquisition candidates, acquire any such candidates on acceptable terms, integrate their operations or technology successfully, or retain customers or maintain the goodwill of the acquired business, particularly in light of the Company's limited experience with operating a professional services business. Moreover, in pursuing acquisition opportunities, the Company may compete for acquisition targets with other companies with similar growth strategies. Some of these competitors may be larger and have greater financial and other resources than the Company. Competition for these acquisition targets likely could also result in increased prices of acquisition targets and a diminished pool of companies available for acquisition. In addition, the Company would likely face the same integration issues described above with respect to any future acquisitions. If the Company is unable to manage internal or acquisition-based growth effectively, the Company's business, operating results and financial condition would be materially and adversely affected.

  Due to all of the foregoing, the Company's execution on an acquisition strategy or any individual completed or future acquisition may have a material adverse effect on the Company's business, operating results and financial condition. Although to date the Company has not used a material amount of cash for acquisition consideration, to the extent the Company chooses to do so in the future, the Company may be required to obtain additional financing, and there can be no assurance that such financing will be available on favorable terms, if at all. In addition, if the Company issues equity securities as consideration for any future acquisitions, existing stockholders will experience further ownership dilution and such equity securities could have rights, preferences, privileges or other rights superior to those of the Common Stock. See "-- Dilution," "--Management of Growth and Expansion" and "--Future Capital Needs; Uncertainty of Additional Funding," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Asymetrix Strategy."

DEPENDENCE ON ONLINE LEARNING PRODUCTS

  The Company derived approximately 29% and 27% of its total revenue and approximately 40% and 57% of its product revenue from the sale and licensing of its online learning products, which include ToolBook II Instructor, ToolBook II Assistant and Librarian, in 1997 and the three months ended March 31, 1998, respectively. The Company intends to focus its product development and product sales and marketing efforts on its online learning products, and therefore any growth in product revenue will be substantially dependent on increased sales of its online learning products. In addition, the Company believes it will be particularly dependent upon market acceptance of the most recent version of its Librarian product because it believes that this new version is key to its ability to offer an enterprise-level solution and that market acceptance of Librarian may influence sales of the Company's other online learning products and professional services. This new version of Librarian was only recently introduced and the Company intends to devote significant resources to the sales and marketing of this product. The Company's shift from the development and marketing of multimedia authoring products, database and Internet tools, Web publishing products and other ancillary products to the development and marketing of its online learning products has required the Company to, among other things, focus its attention and resources away from its other products, market its products to enterprise customers and shift its development and marketing efforts to its online learning products. Accordingly, the Company's future operating results are substantially dependent on the market acceptance and growth of its online learning products and enhancements thereto. As a result, a reduction in demand for or an increase in competition with respect to the Company's online learning products, including price competition, or a decline in sales, would have a material adverse effect on the Company's product revenue. See "--Rapid Technological Change; Product Development" and "Business--Products and Services."

DEMANDING CUSTOMER REQUIREMENTS; PRODUCT FUNCTIONALITY AND DEFECTS

  The online learning market is a developing market characterized by complex and varied customer expectations and requirements, a lack of technical standards and frequent introductions or announcements of new products and services. Because the Company's online learning solution is targeted for customers with enterprise-wide deployments in an emerging market, customers and potential customers may have a greater sensitivity to product integration, interoperability and defects than customers in the market for software products generally. In addition, these customers may have evolving and rapidly changing requirements for their online enterprise learning needs, which the Company must address satisfactorily. The Company has recently released new versions of Librarian and ToolBook II Assistant. Software products as complex as those offered by the Company frequently contain errors or failures, especially when first introduced or when new versions are released. Although the Company conducts extensive product testing during product development, the Company has in the past discovered errors in its products after their initial release. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in recently introduced versions of its online learning products or in other new product releases after commencement of commercial shipments, resulting in loss of revenue or delay in market acceptance, diversion of development resources, damage to the Company's reputation, or increased service and warranty costs, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

  Many of the Company's professional services engagements require the Company to develop learning applications to suit unique customer requirements. The Company's failure or inability to meet a customer's expectations or requirements in the performance of its services could potentially damage the Company's reputation or result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. The Company attempts to limit contractually its liability for damages arising from product defects or negligent acts, errors, mistakes or omissions in rendering professional services; however, there can be no assurance that any contractual protections will be enforced or would otherwise protect the Company from liability for damages. Furthermore, certain acquired businesses may not include limitation of liability provisions in their customer agreements. Although the Company maintains general liability insurance coverage, including coverage for errors and omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that are uninsured, exceed available insurance coverage or result in changes to the Company's insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirements, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Products and Services" and "--Technology, Research and Development."

MANAGEMENT OF GROWTH AND EXPANSION

  The Company is currently experiencing a period of significant expansion. The Company's historical growth has placed, and any further growth is likely to continue to place, a significant strain on the Company's managerial, operational, financial and other resources. The Company has grown from 175 employees at September 30, 1995 to 317 employees at March 31, 1998. During this period, the Company has also significantly expanded its operations both internally and through acquisitions. The Company's future success will depend, in part, upon the ability of its senior management to manage growth effectively, which will require the Company to implement additional management information systems, to develop further its operating, administrative, financial and accounting systems and controls and to maintain close coordination among its engineering, accounting, finance, marketing, sales, customer support and professional services organizations. Furthermore, the Company's future performance will depend in part upon its ability to integrate recently acquired businesses and future acquisitions, and there can be no assurance that the Company will be able to integrate such businesses in a timely manner or in accordance with its strategic objectives. The difficulties of such integration may be further compounded by the necessity of coordinating geographically-dispersed divisions and integrating personnel with disparate backgrounds, all of which could divert management's attention from the day-to-day business of the Company. The failure of the Company to manage successfully its historic and future growth could have a material adverse effect on the Company's business, operating results and financial condition. See "--New Business Model" and "--Risks Related to Acquisitions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEVELOPING MARKET

  The market for online enterprise learning is a new and emerging market. Corporate training and education has historically been conducted primarily through classroom instruction and instructor-led training and has traditionally been performed by in-house personnel. Although technology-based training applications have been available for several years, they currently account for only a small portion of the overall training market. Accordingly, the Company's future success will depend upon, among other factors, the extent to which companies adopt technology-based training solutions, particularly online learning solutions, and the extent to which companies utilize the services or purchase products of third-party providers. There can be no assurance that the use of technology-based training or online learning applications will become widespread or that the Company's products and services will achieve commercial success. In addition, companies that have already invested substantial resources in other methods of corporate training may be reluctant to adopt a new strategy that may limit or compete with their existing investments. Any failure of technology-based training, and online learning in particular, to gain wider market acceptance would have a material adverse effect on the Company's business, operating results and financial condition. Even if companies implement technology-based training or online learning solutions, they may still choose to design, develop or manage all or a part of their education and training internally. The failure of companies to utilize third parties to design, develop or manage their education and training applications would materially and adversely affect the Company's services revenue and would also have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Industry Background."

COMPETITION

  The online learning market is highly fragmented and competitive, rapidly evolving and subject to rapid technological change, with no single competitor accounting for a dominant market share. Because of the lack of significant barriers to entry in its market, the Company expects that a number of new competitors will enter this market in the future.

  The Company's competitors vary in size and scope and the breadth of products and services offered. The Company's online learning authoring products face competition from developers of multimedia authoring tools. Librarian faces competition from vendors of other management systems, including those offered with off-the-shelf technology-based training courses, and the Company's professional services business faces competition from many small, regional online learning and technology-based training services businesses as well as large professional consulting firms and in-house training departments. Because of the emerging nature of the market for online learning, the Company believes that being first to achieve market or brand awareness should provide a competitive advantage. A number of large companies have announced an intention to enter the market for online learning and technology-based training. There can be no assurance that additional companies will not enter the online learning market and offer products and services that are competitive with those of the Company. Increased competition could result in pricing pressures, reduced margins or the failure of the Company's products and services to achieve or maintain market acceptance, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

  Several of the Company's current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company and therefore may be able to respond more quickly than the Company to new or changing opportunities, technologies, standards and customer requirements. Many of these competitors also have broader and more established distribution channels that may be used to deliver competing products or services directly to customers. If such competitors were to bundle competing products or services for their customers and offer a complete online learning solution, the demand for the Company's products and services might be substantially reduced and the ability of the Company to market and sell its products and services successfully might be substantially diminished. In addition, the existence or announcement of collaborative relationships involving competitors of the Company could adversely affect the Company's ability to attract and retain customers. As a result of the foregoing and other factors, there can be no assurance that the Company will compete effectively with current or future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Competition."

ADOPTION OF INTERNET AND INTRANET SOLUTIONS

  In order for the Company to be successful, the Internet and intranets must continue to be adopted as a means of communication, particularly for corporate training and education. Because information exchange over these networks is continuing to evolve, it is difficult to estimate with any assurance the size of this market and its growth rate, if any. To date, many businesses have been deterred from utilizing these networks for a number of reasons, including but not limited to potentially inadequate development of network infrastructure, security concerns, inconsistent quality of service, lack of availability of cost-effective high-speed service, limited numbers of local access points for corporate users, the inability to integrate business applications on these networks, the need to interoperate with multiple and frequently incompatible products and a lack of tools to simplify access to and use of these networks. Even if the Internet and intranets are widely adopted, the adoption of these networks for corporate training and education, particularly by companies that have relied on traditional means of training their personnel, will require broad acceptance of new training methods. In addition, companies that have already invested substantial resources in other methods of corporate training and education may be reluctant to adopt a new strategy that may limit or compete with their existing investments.

  The use of the Internet and intranets may not increase or may increase more slowly than expected because the infrastructure required to support such networks may not fully develop. For example, the Internet has experienced, and may continue to experience, significant growth in its number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to support the demands placed on it by this continued growth or that the performance or reliability of the Internet will not be adversely affected by this continued growth. In addition, the Internet and intranets could lose their viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation. Changes in or insufficient availability of communications services to support the Internet and intranets could result in slower response times and could adversely affect their usage. If the use of the Internet and intranets for information exchange and particularly for corporate education and training fails to develop or develops more slowly than expected, or if the Internet infrastructure does not adequately support continued growth, the Company's business, operating results and financial condition would be materially and adversely affected. See "Business--Industry Background" and "--Customers."

RAPID TECHNOLOGICAL CHANGE; PRODUCT DEVELOPMENT

  The market for technology-based training and online learning products and services, particularly Internet or intranet-based products and services, is characterized by rapid technological advances, changes in customer requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards could render existing products obsolete and unmarketable. The Company must also respond rapidly to developments related to Internet technology, hardware platforms and operating systems and applicable programming languages. Such developments will require the Company to continue to make substantial product development investments. Any failure by the Company to anticipate or respond adequately to technological developments or customer requirements, or any significant delays in product development or introduction, could result in a loss of competitiveness and revenue, which could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company's future success will depend on its ability to continue to enhance its current product line and to continue to develop and introduce new products and offer new services that keep pace with competitive product introductions and technological developments, satisfy diverse and evolving customer requirements and otherwise achieve market acceptance. In particular, the Company believes that its future success will be dependent, in large part, upon market acceptance of the most recent version of Librarian which was introduced in February 1998. There can be no assurance that the Company will be successful in developing and marketing on a timely and cost-effective basis future products or product enhancements, or offer new services that respond to technological advances. There can also be no assurance that this new product or any other new products, enhancements or services will achieve market acceptance. The Company has in the past experienced delays in the development, introduction and marketing of new or enhanced products, and there can be no assurance that the Company will not experience similar delays with respect to other new products or product enhancements. Any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in other product development efforts, could have a material adverse effect on the Company's business, operating results and financial condition. The introduction or announcement of new product offerings by the Company or its competitors may cause customers to defer or forego purchases of the Company's products or services, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Technology, Research and Development."

RISKS OF FIXED-PRICE ENGAGEMENTS

  The Company has experienced an increased number of professional services engagements that are billed on a fixed-price basis and intends to pursue such engagements in the future with the goal of increasing the percentage of services revenue derived from fixed-price engagements. Prior to its recent acquisitions, the Company has had limited experience in the professional services area, and to date the Company has primarily relied upon acquisitions to develop its professional services business. The Company's failure to estimate accurately the resources and time required for an engagement, to manage client expectations effectively regarding the scope of services to be delivered for the estimated fees or to complete fixed-price engagements within budget, on time and to clients' satisfaction would expose the Company to risks associated with cost overruns and may expose the Company, in certain cases, to penalties, any of which could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH CHANGING ECONOMIC CONDITIONS

  The Company's revenue is subject to fluctuation as a result of general economic conditions. A significant portion of the Company's revenue is derived from the sale of products and services to Fortune 1000 companies, educational organizations and government agencies, which historically have adjusted their expenditures for education and training during economic downturns. Should the economy weaken in any future period, these organizations may not increase or may reduce their expenditures on education and training generally, and on technology-based training and online learning in particular, which could have an adverse effect on the Company's business, operating results and financial condition. See "Business--Asymetrix Strategy" and "--Sales and Marketing."

DEPENDENCE ON KEY PERSONNEL

  The Company's future success will be highly dependent on the performance of its senior management team and other key employees. The Company's success will also depend on its ability to attract, integrate, motivate and retain additional highly skilled technical, sales and marketing and professional services personnel. Furthermore, the Company's ability to provide a complete solution to a large number of enterprise customers and therefore to achieve growth is dependent upon its ability to attract, integrate, motivate and retain additional professional services personnel. There is intense competition for such personnel in the areas of the Company's activities. The Company does not have employment agreements with most of its executives or other key employees. In addition, the Company does not maintain key person life insurance for any of its officers or key employees. The loss of the services of any of the Company's senior management team or other key employees or the failure of the Company to attract, integrate, motivate and retain additional key employees, including professional services personnel, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Employees" and "Management."

INTELLECTUAL PROPERTY; LITIGATION

  The Company relies primarily on a combination of copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods to protect its intellectual property and trade secrets. While the Company also has two patents covering technology related to its current products, there can be no assurance that these patents will not be invalidated, circumvented or challenged, or that the rights granted under such patents will provide competitive advantages to the Company. The Company also enters into confidentiality agreements with its employees and consultants, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's intellectual property or trade secrets without authorization. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property. There can be no assurance that the precautions taken by the Company will prevent misappropriation or infringement of its technology. A failure by the Company to protect its intellectual property in a meaningful manner could have a material adverse effect on the Company's business, operating results and financial condition. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management and technical resources, either of which could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company also uses certain licensed third-party technology in some of its products. In these license agreements, the licensors have generally agreed to defend, indemnify and hold the Company harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right.

There can be no assurance that the outcome of any litigation between such licensors and a third party or between the Company and a third party will not lead to royalty obligations of the Company for which the Company is not indemnified or for which such indemnification is insufficient, or that the Company will be able to obtain any additional license on commercially reasonable terms or at all. In the future, the Company may seek to license additional technology to incorporate in its products. There can be no assurance that any third-party technology licenses that the Company may be required to obtain in the future will be available to the Company on commercially reasonable terms or at all. The loss of or inability to obtain or maintain any of these technology licenses could result in delays in introduction of the Company's products until equivalent technology, if available, is identified, licensed and integrated, which could have a material adverse effect on the Company's business, operating results and financial condition.

  From time to time the Company has received, and the Company may in the future receive, notice of claims of infringement of other parties' proprietary rights. The Company is currently involved in litigation filed in May 1996 relating to a claim that its ToolBook and Multimedia ToolBook products infringe a patent owned by Richard B. Grant. The plaintiff is seeking an unspecified amount of damages. This action is still in the discovery stage and it is not yet possible to assess its outcome or its effect on the Company. An adverse outcome in this litigation could have a material adverse effect on the Company's business, operating results and financial condition. Although the Company has received an opinion from counsel that its Multimedia ToolBook product does not infringe this patent and that the patent is invalid, the cost of the Company's defense of this claim, regardless of outcome, could have a material adverse effect on the Company's business, operating results and financial condition.

  There can be no assurance that additional infringement or other claims will not be asserted or prosecuted against the Company in the future or that any assertions or prosecutions will not materially adversely affect the Company's business, operating results and financial condition. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or require the Company to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on commercially reasonable terms or at all. In the event of a successful claim of intellectual property infringement against the Company and the failure or inability of the Company to develop non-infringing technology or license the infringed or similar technology on a timely basis, the Company's business, operating results and financial condition could be materially and adversely affected. See "Business-- Proprietary Rights" and "--Legal Proceedings."

DILUTION

  Investors participating in this offering will incur immediate, substantial dilution in net tangible book value in the amount of $8.47 per share (based upon an assumed initial public offering price of $11.00 per share). To the extent that outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. In addition, the Company intends to continue its acquisition program for the foreseeable future and in connection with such acquisitions, the Company generally intends when feasible to issue shares of Common Stock as acquisition consideration and may grant additional stock options and stock bonuses to employees of acquired businesses who become employed by the Company. Accordingly, the Company's acquisition strategy will result in further ownership dilution to investors participating in this offering. See "Dilution."

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

  The Company anticipates that the net proceeds from this offering, together with cash, cash equivalents and short-term investments will be sufficient to meet its working capital needs and capital expenditures for at least the next 12 months. The Company's long-term liquidity will be affected by numerous factors, including acquisitions of businesses or technologies, demand for the Company's online learning products and services, the extent to which such online learning products and services achieve market acceptance, the timing of and extent to which the Company invests in new technology, the expenses of sales and marketing and new product development, the extent to which competitors are successful in developing their own products and services and increasing their own market share, the level and timing of revenues, and other factors. To the extent that resources are insufficient to fund the Company's activities, the Company may need to raise additional funds. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. If adequate funds are not available on acceptable terms, the Company may be unable to expand its business, develop or enhance its products and services, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

YEAR 2000 COMPLIANCE

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. Although the Company believes that its products and internal systems are Year 2000 compliant, the Company utilizes third-party equipment and software that may not be Year 2000 compliant. Failure of such third-party equipment or software to operate properly with regard to the Year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, operating results and financial condition. Furthermore, the purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products and services such as those offered by the Company, which could have a material adverse effect on the Company's business, operating results and financial condition.

CERTAIN ANTI-TAKEOVER PROVISIONS

  Upon completion of this offering, the Company's Board of Directors will have the authority to issue up to 2,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible financings, acquisitions or other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock, and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. The Company has no current plans to issue shares of Preferred Stock. In addition, certain provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws which will become effective upon the closing of this offering will have the effect of delaying, deferring or preventing a change of control of the Company. These provisions will provide, among other things, that the Board of Directors is divided into three classes to serve staggered three-year terms, that stockholders may not take actions by written consent and that the ability of stockholders to call special meetings will be restricted. In addition, the Company will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The Company's indemnity agreements provide and the Company's Certificate of Incorporation and Bylaws will provide that the Company will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to the Company, which may be broad enough to include services in connection with takeover defense measures. Such provisions may have the effect of preventing changes in the management of the Company. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Company's Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements executed by certain of the security holders of the Company under which such security holders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of NationsBanc Montgomery Securities LLC. NationsBanc Montgomery Securities LLC may, however, in its sole discretion and at any time without notice, release all or any portion of the shares subject to lock-up agreements. In addition to the 3,000,000 shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option), there will be 10,248,391 shares of Common Stock outstanding as of the date of this Prospectus (based on shares outstanding as of May 31, 1998 and after giving effect to the acquisition of SSA), all of which are "restricted securities" under the Securities Act. On the date of this Prospectus, 3,450 of these shares will be eligible for sale in the public market. Ninety days after the date of this Prospectus an additional 246,644 shares will be eligible for sale. Upon the expiration of lock-up agreements 180 days after the date of this Prospectus, an additional 9,323,517 shares will become eligible for sale, subject in the case of 9,065,168 of such shares to the volume limitations and other conditions of Rule 144 adopted under the Securities Act ("Rule 144"). The remaining 674,780 shares will become eligible for sale at various times from December 19, 1998 to May 22, 1999, subject to the volume limitations and other conditions of Rule 144. In addition, the Company intends to file a registration statement on Form S-8 with the Securities and Exchange Commission shortly after this offering covering (i) the 1,687,500 shares of Common Stock reserved or to be reserved for issuance under the Company's 1998 Equity Incentive Plan and 1998 Directors Stock Option Plan, (ii) an additional number of shares of Common Stock to be reserved for issuance under the Equity Incentive Plan equal to the number of shares reserved for future issuance under the Company's 1995 Combined Incentive and Nonqualified Stock Option Plan (the "1995 Plan") as of the date of this Prospectus (174,902 as of March 31, 1998), and (iii) the shares subject to outstanding options as of the date of this Prospectus (3,600,111 as of March 31, 1998). The holder of 291,294 shares of Common Stock will also be entitled to certain rights with respect to registration of such shares of Common Stock for offer or sale to the public. If this holder were to exercise these rights, the holders of an additional 3,478,597 shares of Common Stock with "piggyback" registration rights could also include all or a portion of their shares in such a registration. Such sales could have an adverse effect on the market price for the Company's Common Stock. See "Management--Director Compensation" and "--Employee Benefit Plans," "Description of Capital Stock--Registration Rights" and "Shares Eligible for Future Sale."

NO PRIOR TRADING MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Common Stock of the Company and there can be no assurance that an active trading market will develop or be sustained upon completion of this offering. The initial public offering price, which will be established by negotiations between the Company and the representatives of the Underwriters based upon a number of factors, may not be indicative of prices that will prevail in the trading market. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The stock market from time to time has experienced significant price and volume fluctuations. In addition, the market prices of securities of other technology companies, particularly Internet-related companies, have been highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, analysts' reports and projections and general market conditions may have a significant effect on the market price of the Company's Common Stock. See "Underwriting." In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, operating results and financial condition.

BENEFITS OF THE OFFERING TO CURRENT STOCKHOLDERS

  Current stockholders of the Company (including certain of the Company's directors, officers and employees) will realize certain benefits from this offering. Prior to this offering there has been no public market for the Common Stock of the Company. After the offering, a public market will exist for the Company's stockholders to sell their shares, subject to the registration requirements of the Securities Act, the provisions of Rule 144 or Rule 701 promulgated under the Securities Act. In addition, the completion of this offering will result in an increase in the pro forma net tangible book value of existing stockholders' shares of Common Stock (as of March 31, 1998) from $0.34 to $2.53 per share. See "--Dilution," "--Shares Eligible for Future Sale," "Dilution" and "Shares Eligible for Future Sale."

CONTROL BY EXISTING STOCKHOLDERS

  Upon completion of this offering, the present executive officers and directors of the Company and their affiliates will beneficially own approximately 55.8% of the Company's outstanding Common Stock (54.0% if the Underwriters' over-allotment option is exercised in full). In particular, Paul Allen, a director of the Company, will beneficially own approximately 44.8% of the Company's Common Stock upon the completion of this offering. As a result, these stockholders will be able to control the management and affairs of the Company and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions such as a merger, consolidation or sale of substantially all of the Company's assets. Such concentration of ownership might have the effect of delaying or preventing a change in control of the Company, impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have an adverse effect on the market price of the Company's Common Stock. See "Principal Stockholders."

UNSPECIFIED USE OF PROCEEDS

  The Company plans to use substantially all of the net proceeds from this offering for general corporate purposes, including working capital. The Company may also use a portion of the net proceeds from this offering to acquire or invest in businesses, technologies and product lines that are complementary to the Company's business. In the ordinary course of business, the Company evaluates potential acquisitions of such businesses, technologies and product lines. However, the Company has no agreements or commitments and is not currently engaged in any negotiations with respect to such transactions. As a result, the Company will have significant discretion as to the use of the net proceeds from this offering. See "Use of Proceeds."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby are estimated to be approximately $29.8 million (approximately $34.4 million if the Underwriters' over-allotment option is exercised in full), at an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discount and estimated offering expenses. The primary purposes of this offering are to obtain additional capital, create a public market for the Company's Common Stock and facilitate future access by the Company to public equity markets.

  The Company intends to use the net proceeds for general corporate purposes, including working capital and other general corporate purposes, including expansion of sales and marketing activities and its professional services organization to accommodate anticipated growth in these areas. The amounts actually expended by the Company for such working capital purposes may vary significantly and will depend on a number of factors, including the amount of the Company's future revenues and cash generated by operations and the other factors described under "Risk Factors." Accordingly, the Company's management will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. In the ordinary course of business, the Company evaluates potential acquisitions of such businesses, technologies and product lines. However, the Company has no current agreements or commitments with respect to any such acquisition, and the Company is not currently engaged in any negotiations with respect to any such transaction. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment grade securities. See "Risk Factors--Risks Related to Acquisitions" and "--Unspecified Use of Proceeds."

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying any cash dividends on its capital stock in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1998 (i) on an actual basis and (ii) on an as adjusted basis to give effect to the conversion of each outstanding share of Class B Stock into approximately 0.75 shares of Common Stock and the expiration of a put right with respect to 191,489 shares of the Company's Common Stock, both of which will occur upon the closing of this offering, and the sale of the 3,000,000 shares of Common Stock offered hereby, at an assumed initial public offering price of $11.00 per share and after deducting estimated underwriting discount and estimated offering expenses.

                                                            MARCH 31, 1998
                                                         ----------------------
                                                          ACTUAL    AS ADJUSTED
                                                         ---------  -----------
                                                            (IN THOUSANDS)
Current liabilities--notes payable...................... $     810   $     810
Other noncurrent liabilities............................       164         164
Redeemable Common Stock, $.01 par value; 191,489 shares
 issued and outstanding, actual; no shares issued and
 outstanding, as adjusted(1)............................     2,234         --
Stockholders' equity:
 Class B Stock, $.01 par value; 5,000,000 shares
  authorized, 4,321,389 shares issued and outstanding,
  actual; 2,000,000 shares authorized, no shares issued
  and outstanding, as adjusted..........................        43         --
 Common Stock, $.01 par value; 40,000,000 shares
  authorized, 6,692,365 shares issued and outstanding
  actual; 13,124,822 shares issued and outstanding, as
  adjusted(2)...........................................        67         131
 Additional paid-in capital.............................   170,162     202,165
 Accumulated deficit....................................  (159,572)   (159,572)
 Deferred Stock Compensation............................      (736)       (736)
 Accumulated other comprehensive income (loss)..........       (76)        (76)
                                                         ---------   ---------
   Total stockholders' equity...........................     9,888      41,912
                                                         ---------   ---------
    Total capitalization................................ $  13,096   $  42,886
                                                         =========   =========

--------

(1) Redeemable Common Stock represents 191,489 shares of Common Stock issued in connection with the acquisition of CSI which are subject to a put right held by the two former shareholders of CSI. Such put right will terminate upon the closing of this offering. At such time, these shares will cease to be classified as "Redeemable Common Stock" and instead will be classified as "Common Stock." See Note 8 of Notes to the Company's Consolidated Financial Statements.

(2) Excludes (i) 3,600,111 shares of Common Stock issuable upon exercise of options outstanding as of March 31, 1998 under the 1995 Plan with a weighted average exercise price of $3.95 per share, (ii) 174,902 shares of Common Stock reserved for issuance under the 1995 Plan as of such date,
    (iii) 1,500,000 additional shares of Common Stock reserved for issuance under the Company's 1998 Equity Incentive Plan, (iv) 187,500 shares of Common Stock reserved for issuance under the Company's 1998 Directors' Stock Option Plan, (v) 14,573 shares of Common Stock subject to an outstanding option not granted under the 1995 Plan, (vi) an aggregate of 337,000 shares of Common Stock issuable in connection with the acquisition of SSA and the proposed acquisition of Meliora, and (vii) an aggregate of 382,500 shares of Common Stock issuable upon exercise of options issuable in connection with the acquisition of SSA and the proposed acquisition of Meliora. Includes 331,246 shares of Common Stock subject to an escrow to secure certain indemnification obligations of former stockholders of Aimtech relating to the acquisition of Aimtech. See "Management--Employee Benefit Plans," "Description of Capital Stock" and Note 10 of Notes to the Company's Consolidated Financial Statements.

                                   DILUTION

  The pro forma net tangible book value of the Company as of March 31, 1998 was approximately $3.5 million or $0.34 per share of Common Stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the pro forma shares of Common Stock outstanding as of March 31, 1998. After giving effect to the issuance and sale of the 3,000,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $11.00 per share and after deducting estimated underwriting discount and estimated offering expenses) and the expiration of a put right with respect to 191,489 shares of Common Stock, the Company's pro forma net tangible book value as of March 31, 1998 would have been $33.3 million, or $2.53 per share. This represents an immediate increase in pro forma net tangible book value of $2.19 per share to existing stockholders and an immediate dilution of $8.47 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share...................       $11.00
 Pro forma net tangible book value per share at March 31, 1998.... $0.34
 Increase in pro forma net tangible book value per share
  attributable to new investors...................................  2.19
                                                                   -----
Pro forma net tangible book value per share after offering........         2.53
                                                                         ------
Dilution per share to new investors...............................       $ 8.47
                                                                         ======

  The foregoing discussion and table assume no exercise of any stock options outstanding as of March 31, 1998 and do not give effect to 337,000 shares of Common Stock and options to purchase 382,500 shares of Common Stock issuable in connection with the acquisition of SSA and the proposed acquisition of Meliora. As of March 31, 1998, there were (i) options outstanding to purchase a total of 3,600,111 shares of Common Stock with a weighted average exercise price of $3.95 per share under the 1995 Plan, (ii) 174,902 shares of Common Stock reserved for issuance under the 1995 Plan and (iii) 14,573 shares of Common Stock subject to an outstanding option not granted under the 1995 Plan. Assuming the exercise of these outstanding options, the issuance of shares in connection with the acquisiton of SSA and the proposed acquisition of Meliora, and the issuance and exercise of options issuable in connection with such acquisition and proposed acquisition, the pro forma net tangible book value per share after this offering would be $3.02, and the dilution per share to new investors would be $7.98. See "Risk Factors--Dilution," "Capitalization," "Management--Employee Benefit Plans" and Note 10 of Notes to the Company's Consolidated Financial Statements.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The following selected historical consolidated financial data is qualified by reference to, and should be read in conjunction with, the Company's historical Consolidated Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The selected historical consolidated statement of operations data for the year ended December 31, 1997 and the selected historical consolidated balance sheet data as of December 31, 1997 are derived from historical consolidated financial statements of the Company that have been audited by KPMG Peat Marwick LLP, independent auditors, and are included elsewhere in this Prospectus. The selected historical consolidated statement of operations data presented below for each of the two years in the period ended December 31, 1996, and the selected historical consolidated balance sheet data as of December 31, 1996, are derived from historical consolidated financial statements of the Company that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus. The selected historical consolidated statement of operations data for the two years in the period ended December 31, 1994 and the selected historical consolidated balance sheet data as of December 31, 1993, 1994 and 1995 are derived from audited historical consolidated financial statements of the Company not included in this Prospectus. The selected historical consolidated statement of operations data for the three months ended March 31, 1997 and 1998, and the selected historical consolidated balance sheet data as of March 31, 1998, are derived from unaudited historical consolidated financial statements of the Company included elsewhere in this Prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations for these periods. The financial data for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998 or any other future period.

                                                                                          THREE MONTHS
                                                                                             ENDED
                                    YEAR ENDED DECEMBER 31,                  PRO FORMA     MARCH 31,
                          ------------------------------------------------  ------------ ---------------
                                                                             YEAR ENDED
                                                                            DECEMBER 31,
                            1993      1994      1995      1996      1997        1997      1997     1998
                          --------  --------  --------  --------  --------  ------------ -------  ------
HISTORICAL CONSOLIDATED
STATEMENT OF OPERATIONS
DATA:                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
 Product revenue:
 Online learning
  products (1)..........  $     --  $     --  $     --  $  3,135  $  7,056    $ 7,056    $ 1,403  $2,069
 Other products.........     7,178    12,409    16,238    11,165    10,425     12,080      2,811   1,540
                          --------  --------  --------  --------  --------    -------    -------  ------
  Total product
   revenue..............     7,178    12,409    16,238    14,300    17,481     19,136      4,214   3,609
 Services revenue.......     1,140     1,639     1,926     2,955     6,583     14,784        770   4,186
                          --------  --------  --------  --------  --------    -------    -------  ------
   Total revenue........     8,318    14,048    18,164    17,255    24,064     33,920      4,984   7,795
Cost of revenue:
 Product revenue:
 Online learning
  products (1)..........        --        --        --       136       585        585         58     196
 Other products.........     2,849     4,487     3,343     2,946     2,069      2,708        481     289
                          --------  --------  --------  --------  --------    -------    -------  ------
  Total cost of product
   revenue..............     2,849     4,487     3,343     3,082     2,654      3,293        539     485
 Services revenue.......       484     1,186     1,270     2,100     4,137      9,857        490   2,746
                          --------  --------  --------  --------  --------    -------    -------  ------
   Total cost of
    revenue.............     3,333     5,673     4,613     5,182     6,791     13,256      1,029   3,231
                          --------  --------  --------  --------  --------    -------    -------  ------
Gross margin............     4,985     8,375    13,551    12,073    17,273     20,664      3,955   4,564
Operating expenses:
 Research and
  development...........    11,948    16,630    13,315    12,122     8,115      6,864      2,246   1,435
 Sales and marketing....     7,878    13,169    11,984    14,989    13,589     14,876      3,443   3,251
 General and
  administrative........     4,735     4,432     3,997     4,292     4,432      8,106        897   1,596
 Loss on impairment of
  assets (2)............        --     3,836        --     2,787        --         --         --      --
 Restructuring charge
  (3)...................        --        --     3,318     1,104        --         --         --      --
 Acquired in-process
  research and
  development (4).......        --        --        --        --     4,064         --         --      --
                          --------  --------  --------  --------  --------    -------    -------  ------
 Total operating
  expenses..............    24,561    38,067    32,614    35,294    30,200     29,846      6,586   6,282
                          --------  --------  --------  --------  --------    -------    -------  ------
Loss from operations....   (19,576)  (29,692)  (19,063)  (23,221)  (12,927)    (9,182)    (2,631) (1,718)
Other income (expense):
 Other expense..........        --        --        --    (1,128)       --         --         --      --
 Interest income from
  principal stockholder
  (5)...................        --        --     1,222     1,066       436        436        182      --
 Interest expense paid
  by principal
  stockholder...........    (2,978)   (5,007)   (1,846)       --        --         --         --      --
 Other interest income
  (expense), net........      (301)     (440)       50        36        48        (50)        44       4
 Equity in income
  (losses) from
  Infomodelers, Inc.....        --        --        --      (112)     (634)      (634)      (150)  2,169
                          --------  --------  --------  --------  --------    -------    -------  ------
 Total other income
  (expense).............    (3,279)   (5,447)     (574)     (138)     (150)      (248)        76   2,173
                          --------  --------  --------  --------  --------    -------    -------  ------
Income (loss) before
 income taxes...........   (22,855)  (35,139)  (19,637)  (23,359)  (13,077)    (9,430)    (2,555)    455
Provision for income
 taxes..................        11        32        78       196        38         38         --      --
                          --------  --------  --------  --------  --------    -------    -------  ------
Net income (loss).......  $(22,866) $(35,171) $(19,715) $(23,555) $(13,115)    (9,468)   $(2,555) $  455
Accretion of redemption
 value of redeemable
 common stock...........        --        --        --        --        --         --         --    (766)
                          --------  --------  --------  --------  --------    -------    -------  ------
Net loss attributable to
 common stockholders....   (22,866)  (35,171)  (19,715)  (23,555)  (13,115)    (9,468)    (2,555)   (311)
                          ========  ========  ========  ========  ========    =======    =======  ======
Basic and diluted net
 loss per share (6).....  $(206.00) $(268.48) $  (6.78) $  (4.01) $  (2.17)   $ (1.44)   $ (0.43) $(0.05)
                          ========  ========  ========  ========  ========    =======    =======  ======
Shares used to compute
 basic and diluted net
 loss per share (6)(7)..       111       131     2,907     5,879     6,038      6,588      5,932   6,657

                                                (footnotes appear on next page)

                                                          DECEMBER 31,
                                            ------------------------------------------- MARCH 31,
                                              1993      1994     1995    1996    1997     1998
                                            --------  --------  ------- ------- ------- ---------
HISTORICAL CONSOLIDATED BALANCE SHEET
 DATA:
Cash and cash equivalents.................  $    490  $  1,296  $ 3,551 $ 3,763 $ 2,454  $ 2,911
Working capital (deficit).................   (64,069)  (91,347)  25,323   9,847     607    1,849
Total assets..............................    13,531    16,033   35,259  18,727  21,564   20,780
Long-term obligations.....................        --       605       68      --     181      164
Redeemable common stock (8)...............        --        --       --      --   1,468    2,234
Total stockholders' equity (deficit)......   (55,277)  (85,368)  29,736  12,310   9,762    9,888

--------
(1) The Company's online learning products consist of its Librarian learning management system, its ToolBook II Instructor and ToolBook II Assistant authoring products, its ToolBook II Synergy pre-authoring product and Allen Communications' Designer's Edge product, for which the Company is a reseller. See "Business--Products and Services."
(2) Loss on impairment of assets in 1996 related to products and technologies written-off as a result of the spin-off of Infomodelers. See Note 9 of Notes to the Company's Consolidated Financial Statements. Loss on impairment of assets in 1994 related to asset write-offs related to products and technologies which were discontinued in 1994.
(3) Restructuring charge in 1995 of $3,318,000 relates to the Company's restructuring of its domestic operations and restructuring charge in 1996 includes a charge of $604,000 for the Company's restructuring of its European operations and a non-cash expense of $500,000 associated with a modification of stock option plan rights of Asymetrix employees who transferred to Infomodelers. See Note 9 of Notes to the Company's Consolidated Financial Statements.
(4) Acquired in-process research and development relates to the costs of in-process research and development acquired by the Company in connection with the acquisitions of Aimtech and Socha. See Note 8 of Notes to the Company's Consolidated Financial Statements.
(5) Interest income on note receivable from stockholder relates to interest earned on a note receivable from the Company's principal stockholder which was repaid to the Company in full in October 1997. See "Certain Transactions" and Note 7 of Notes to the Company's Consolidated Financial Statements.
(6) See Note 1 of Notes to the Company's Consolidated Financial Statements for an explanation of the determination of the number of shares used to compute basic and diluted net loss per share.
(7) See Note (f) of Notes to the Company's Consolidated Pro Forma Financial Statements for an explanation of the determination of the number of pro forma shares used to compute basic and diluted pro forma net loss per share.
(8) Redeemable common stock represents 191,489 shares of Common Stock issued in connection with the acquisition of CSI which are subject to a put right held by the two former shareholders of CSI. This put right will expire upon the closing of this offering. See "Capitalization" and Note 8 of Notes to the Company's Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of the Company should be read in conjunction with "Selected Historical Consolidated Financial Data" and the Company's Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

  Asymetrix was founded in 1984 by Paul Allen, a co-founder of Microsoft Corporation, and during the Company's first ten years it operated in large part as a technology development organization, with less emphasis on the commercialization of technologies. Starting in 1995, Asymetrix recapitalized and redirected its focus to the development and marketing of authoring products and learning management systems designed to capitalize on the advantages of the Internet as a means of delivering technology-based training applications. Research and development and product lines not directly related to this focus were decreased, eliminated or subsequently spun off. In order to offer a more complete online enterprise learning solution, the Company also introduced a variety of professional services, including a wide range of consulting and development services, training programs and customer and technical support targeted for the online enterprise learning market. The Company's principal products include its learning management system known as Librarian, its online learning authoring products, consisting of ToolBook II Instructor and ToolBook II Assistant and its multimedia products, consisting of media creation products, and third-party learning titles.

  The Company anticipates that future revenue growth, if any, will be attributable to its online learning products and its professional services. To the extent these products and services do not achieve commercial acceptance or that revenue from these products or services do not increase or meet the Company's expectations, the Company's business, operating results and financial condition will be materially and adversely affected. To date, the Company has not realized a substantial amount of its product revenue from its Librarian product. The Company believes that it will be dependent in large part on market acceptance of the latest release of its Librarian product for future growth because the Company believes that market acceptance of Librarian may influence sales of the Company's other online learning products and professional services. See "Risk Factors--Dependence on Online Learning Products."

  The Company has acquired several technologies and services businesses in pursuing the online enterprise learning market. On September 12, 1997, the Company acquired Aimtech Corporation ("Aimtech"), a developer of multimedia authoring products and Internet authoring technologies for an aggregate of 2,183,894 shares of its Series 4 Class B Stock valued at $3.1 million (which are convertible into an aggregate of 1,637,853 shares of Common Stock). These shares include 2,111,795 shares issued in exchange for all of Aimtech's outstanding capital stock (which are convertible into an aggregate of 1,583,780 shares of Common Stock), 44,171 shares issued as a financial advisory fee (which are convertible into an aggregate of 33,128 shares of Common Stock) and 27,928 shares issued under Aimtech's "Change of Control" severance policy (which are convertible into an aggregate of 20,945 shares of Common Stock). On September 30, 1997, the Company acquired the three Oakes Companies (Oakes Interactive Incorporated, Acorn Associates Incorporated and TopShelf Multimedia, Inc.), which provide online learning consulting, custom development and training services and also distribute certain technology-based training applications. The Company issued an aggregate of 1,512,500 shares of its Series 5 Class B Stock valued at $2.1 million (which are convertible into an aggregate of 1,134,371 shares of Common Stock) in connection with the acquisition of the Oakes Companies. On December 23, 1997, the Company acquired CSI, a provider of online learning consulting, custom development and training services and issued an aggregate of 550,193 shares of its Common Stock valued at $4.8 million. The Company has also acquired four other small businesses, Socha in July 1997, Graham-Wright Interactive, Inc. in December 1997, Adams Consulting Group, Inc. in March 1998 and SSA in June 1998. All of these nine acquisitions were accounted for using the purchase method of accounting. Accordingly, the Company's historical consolidated financial results of operations, financial position or cash flows of these entities prior to their respective dates of acquisition. In addition, as a result of the acquisitions of Aimtech and Socha, the Company has incurred charges relating to the cost of acquired in-process research and development of $4.1 million for 1997 and, in connection with all of its acquisitions from July 1, 1997 through March 31, 1998, has recorded an aggregate of $8.5 million in goodwill, approximately $1.5 million of which will be amortized on a straight-line basis over a five year period and the remainder (approximately
$7.0 million) of which will be amortized over a 15 year period. If the Company were to incur additional charges for acquired in-process research and development and amortization of goodwill with respect to any future acquisitions, the Company's business, operating results and financial condition could be materially and adversely affected. See "Risk Factors--New Business Model" and "--Risks Related to Acquisitions."

  As part of its strategy to focus on the online enterprise learning market, the Company divested product lines and technologies which were unrelated to this market. In October 1996, the Company completed the spin-off of its Database Tools Division to Infomodelers, Inc. ("Infomodelers") and distributed a controlling interest in Infomodelers to its stockholders. In March 1998, the Company sold substantially all of its remaining interest in Infomodelers to Vulcan Ventures, Inc. for an aggregate purchase price of approximately $2.4 million in cash, which price included approximately $2.0 million for shares of Infomodelers Series A Preferred Stock and approximately $390,000 for shares of Infomodelers Common Stock. See "Certain Transactions." In July 1997, the Company established SuperCede, Inc. ("SuperCede"), which is now a 50%-owned subsidiary, and transferred the assets of its Internet Development Tools Division and SuperCede products to SuperCede. The Company's historical financial statements do not consolidate the results of operations, financial position or cash flows of Infomodelers subsequent to October 1996 or of SuperCede subsequent to September 1997. The Company accounts for its Infomodelers and SuperCede investments using the equity method of accounting. See "Certain Transactions" and Note 9 of Notes to the Company's Consolidated Financial Statements.

  The Company incurred net losses of $23.6 million and $13.1 million in 1996 and 1997, respectively, and an operating loss of $1.7 million in the three months ended March 31, 1998, and has yet to achieve operating income under its new business model. The Company's limited operating history under its new business model, the emerging nature of the market for online enterprise learning and the factors described under "Risk Factors--Potential Fluctuations in Quarterly Operating Results; Unpredictability of Future Revenue; Seasonality," among other factors, make prediction of the Company's future operating results difficult. Although the Company has experienced revenue growth in certain recent periods and although the pro forma financial statements herein also reflect revenue growth in certain periods there can be no assurance that such growth rates are sustainable or indicative of actual growth rates that the Company may experience and, therefore, they should not be considered indicative of future operating results. In addition, the Company intends to continue to invest in acquisitions, its professional services business and research and development, among other things. As a result, the Company expects to continue to incur operating losses at least through 1998. There can be no assurance that the Company will achieve profitability or, if profitability is achieved, that it will be sustained. See "Risk Factors-- Substantial Historical Operating Losses; Limited Operating History in Target Market; Uncertain Profitability" and "--New Business Model."

  The Company derives its revenue principally from sales of its software products and fees from professional services, training, support and maintenance. The Company recognizes revenue from product sales at such time as the software product has been shipped, collection is probable and there are no significant obligations of the Company remaining to be performed. Product license fees are generally determined on a per user basis, except that its learning management system is licensed on either a per server per user basis or on a single server unlimited user basis at the option of the customer. In the case of non-refundable royalties from OEMs, resellers or other distributors, the Company recognizes revenue when it delivers its product to the OEM, reseller or other distributor provided no significant obligations of the Company remain. Additional royalties are paid to the extent that the advances are exceeded and these additional royalties are recognized when earned. Professional services revenue is derived primarily from professional fees billed to clients and is recognized as services are performed, for contracts that are billed on a time and materials basis, and on the percentage of completion method, based on the ratio of costs incurred to the total estimated project cost, for fixed-price and maintenance agreements.

Revenue from training fees is recognized in the month in which the last day of the training event falls. Maintenance revenue associated with technical support contracts is recognized ratably over the term of the contract, typically one year. The Company recognizes revenue from installation services as the services are provided. Services revenue represented approximately 17%, 27% and 54% of total revenue in 1996, 1997 and the three months ended March 31, 1998, respectively.

  Effective January 1, 1998, the Company adopted Statement of Position (SOP) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants. The statement provides specific industry guidance and stipulates that revenue recognized from software arrangements is to be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, upgrades, enhancements, post contract customer support, installation, or training. Under SOP 97-2, the determination of fair value is based on objective evidence which is specific to the vendor. If such evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist or until all elements of the arrangement are delivered. Revenue allocated to software products, specified upgrades and enhancements is generally recognized upon delivery of the related products, upgrades and enhancements. Revenue allocated to post contract customer support is generally recognized ratably over the term of the support, and revenue allocated to service elements is generally recognized as the services are performed. The adoption of SOP 97-2 did not have a material effect on revenue recognition for the three months ended March 31, 1998.

  As a result of focusing its business on the online enterprise learning market, the Company has changed its distribution strategy from emphasizing retail and other indirect distribution channels to emphasizing a direct sales model. Direct sales accounted for approximately 50%, 48% and 82% of the Company's total revenue for 1996, 1997 and the three months ended March 31, 1998, respectively. See "Risk Factors--New Business Model." While international revenue accounted for approximately 32%, 31% and 14% of total revenue for 1996, 1997 and the three months ended March 31, 1998, respectively, the Company believes that the online enterprise learning market has not yet developed significantly outside the United States and currently does not intend to market actively its online learning products and professional services internationally other than in the United Kingdom and in a limited number of other foreign markets. Therefore, the Company anticipates that international revenue will constitute a lesser percentage of total revenue in the future.

  In accordance with Statement of Financial Accounting Standards No. 86, Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed, software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, establishment of technological feasibility of the Company's products and general release of such software have substantially coincided. As a result, software development costs qualifying for capitalization have not been significant, and therefore the Company has not capitalized any internal software development costs.

RESULTS OF OPERATIONS

  The following table presents the Company's results of operations as a percentage of total revenue for the periods indicated.

                                                                    THREE
                                                                   MONTHS
                                                                    ENDED
                                  YEAR ENDED DECEMBER 31,         MARCH 31,
                                 -----------------------------   -------------
                                   1995       1996      1997     1997    1998
STATEMENT OF OPERATIONS DATA:    --------   --------   -------   -----   -----
Revenue:
 Product revenue:
  Online learning products......       --%      18.2%     29.3%   28.2 %  26.5%
  Other products................     89.4       64.7      43.3    56.4    19.8
                                 --------   --------   -------   -----   -----
   Total product revenue........     89.4       82.9      72.6    84.6    46.3
 Services revenue...............     10.6       17.1      27.4    15.4    53.7
                                 --------   --------   -------   -----   -----
   Total revenue................    100.0      100.0     100.0   100.0   100.0
Cost of revenue:
 Product revenue:
  Online learning products......       --        0.8       2.4     1.2     2.5
  Other products................     18.4       17.1       8.6     9.6     3.7
                                 --------   --------   -------   -----   -----
   Total cost of product
    revenue.....................     18.4       17.9      11.0    10.9     6.2
 Services revenue...............      7.0       12.1      17.2     9.8    35.2
                                 --------   --------   -------   -----   -----
   Total cost of revenue........     25.4       30.0      28.2    20.6    41.4
                                 --------   --------   -------   -----   -----
Gross margin....................     74.6       70.0      71.8    79.4    58.6
Operating expenses:
 Research and development.......     73.3       70.2      33.7    45.1    18.4
 Sales and marketing............     66.0       86.9      56.5    69.1    41.6
 General and administrative.....     22.0       24.9      18.4    18.0    20.6
 Loss on impairment of assets...       --       16.1        --      --      --
 Restructuring charge...........     18.3        6.4        --      --      --
 Acquired in-process research
  and development...............       --         --      16.9      --      --
                                 --------   --------   -------   -----   -----
  Total operating expenses......    179.6      204.5     125.5   132.2    80.6
                                 --------   --------   -------   -----   -----
Loss from operations............   (105.0)    (134.6)    (53.7)  (52.8)  (22.0)
Other income (expense), net:
 Other expense..................       --       (6.5)       --      --      --
 Interest income from principal
  stockholder...................      6.7        6.1       1.8     3.6      --
 Interest expense paid by
  principal stockholder.........    (10.2)        --        --      --      --
 Other interest income, net.....      0.3        0.2       0.2     0.9      --
 Equity in income (losses) from
  Infomodelers, Inc.............       --       (0.6)     (2.6)   (3.0)   27.8
                                 --------   --------   -------   -----   -----
  Total other income (expense)..     (3.2)      (0.8)     (0.6)    1.5    27.8
                                 --------   --------   -------   -----   -----
Income (loss) before income
 taxes..........................   (108.1)    (135.4)    (54.3)  (51.3)    5.8
Provision for income taxes......      0.4        1.1       0.2      --      --
                                 --------   --------   -------   -----   -----
Net income (loss)...............   (108.5)%   (136.5)%   (54.5)% (51.3)%   5.8%
                                 ========   ========   =======   =====   =====

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31,
1997

  Revenue. Total revenue increased 56% from $5.0 million in the three months ended March 31, 1997 to $7.8 million in the three months ended March 31, 1998. Total product revenue decreased 14% from $4.2 million in the three months ended March 31, 1997 to $3.6 million in the three months ended March 31, 1998. Online learning product revenue increased 47% from $1.4 million in the three months ended March 31, 1997 to $2.1 million in the three months ended March 31, 1998. This increase was due primarily to increased demand for the Company's online learning products as a result of the Company's focus on the online learning market. Other product revenue decreased 41% from $2.8 million in the three months ended March 31, 1997 to $1.5 million in the three months ended March 31, 1998. Other products revenue consists of revenue from the Company's products which are not targeted at the online learning market. These products include SuperCede products prior to its spinoff in September 1997, Infomodelers products prior to the spinoff in October 1996, Web Publisher, 3D F/X, Digital Video Producer, Compel, Toolbook, Multimedia Toolbook, IconAuthor, CBT Express, Web 3D, Web Titles, InfoAssistant and other non-online learning products. Included in other product revenue in the three months ended March 31, 1997 was approximately $690,000 from sales of SuperCede products. As a result of the Company's strategy to focus on the online enterprise learning market, the Company anticipates that future growth in product sales, if any, will be attributable to its online learning products and that its other product revenue will decrease in the future. Services revenue increased 444% from $770,000 in the three months ended March 31, 1997 to $4.2 million in the three months ended March 31, 1998 due primarily to the expansion of the Company's professional services business. The Company has experienced an increased number of professional services engagements which are billed on a fixed price basis and intends to pursue such engagements in the future. See "Risk Factors--Risks of Fixed-Price Engagements."

  Cost of Revenue. Cost of product revenue includes costs of media, manuals and distribution costs. Gross margin from the Company's online learning products is generally higher than that of its other products because these products are typically sold by the Company's direct sales force, as compared with other products sold through indirect channels, such as OEMs and resellers. Costs of services revenue consists primarily of personnel-related costs in providing consulting, maintenance and training to customers. Gross margin on product revenue is higher than gross margin on services revenue, reflecting the lower materials, packaging and other costs of software compared with the relatively high personnel costs associated with providing professional services.

  Total cost of revenue increased 214% from $1.0 million in the three months ended March 31, 1997 to $3.2 million in the three months ended March 31, 1998. Total cost of product revenue decreased 10% from $539,000 in the three months ended March 31, 1997 to $485,000 in the three months ended March 31, 1998. Cost of online learning products revenue increased 238% from $58,000 in the three months ended March 31, 1997 to $196,000 in the three months ended March 31, 1998, due primarily to increased sales of the Company's online learning products. Cost of other products revenue decreased 40% from $481,000 in the three months ended March 31, 1997 to $289,000 in the three months ended March 31, 1998. This decrease was due primarily to decreased sales of the Company's other products. Cost of other products revenue attributable to sales of SuperCede products was $131,000 in the three months ended March 31, 1997. Total product gross margin remained constant at 87% in the three months ended March 31, 1997 and 1998. Online learning products gross margin was 96% and 90% in the three months ended March 31, 1997 and 1998, respectively. Other products gross margin remained constant at 83% in the three months ended March 31, 1997 and 1998.

  Cost of services revenue increased 460% from $490,000 in the three months ended March 31, 1997 to $2.7 million in the three months ended March 31, 1998. This increase was due primarily to increased professional service projects in the first quarter of 1998. Services gross margin decreased from 36% in the three months ended March 31, 1997 to 34% in the three months ended March 31, 1998. The Company anticipates that cost of services revenue will increase in absolute dollars as it adds additional professional services personnel. To the extent services revenue increases relative to product sales revenue as a percentage of total revenue, overall gross margins would decline.

  Operating Expenses

  Research and Development. Research and development expenses include expenses associated with the development of new products and new product versions and consist primarily of salaries, depreciation of development equipment, supplies and overhead allocations. Research and development expenses decreased 36% from $2.2 million in the three months ended March 31, 1997 to $1.4 million in the three months ended March 31, 1998. This decrease was due primarily to the spin off of SuperCede. Research and development expenses as a percentage of total revenue decreased from 45% in the three months ended March 31, 1997 to 18% in the three months ended March 31, 1998 as a result of the spin-off of SuperCede. Research and development expenses related to SuperCede were $845,000 in the three months ended March 31, 1997. The Company expects research and development expenses to increase in absolute dollars in the future.

  Sales and Marketing. Sales and marketing expenses consist primarily of sales and marketing personnel costs, including sales commissions, travel, advertising, public relations, seminars, trade shows and other marketing literature and overhead allocations. Sales and marketing expenses decreased 6% from $3.4 million in the three months ended March 31, 1997 to $3.3 million in the three months ended March 31, 1998. Sales and marketing expenses as a percentage of total revenue decreased from 69% in the three months ended March 31, 1997 to 42% in the three months ended March 31, 1998. The decreases were due primarily to sales and marketing expenses relating to the launch of the SuperCede products in the first quarter of 1997, and version 6.0 of ToolBook II Assistant in March 1997, offset by expenses relating to the launch of Librarian and new versions of ToolBookII Instructor and ToolBook II Assistant in the first quarter of 1998. Sales and marketing expenses related to SuperCede were $913,000 in the three months ended March 31, 1997. The Company expects that sales and marketing expenses will increase in absolute dollars in the future as the Company continues to increase its sales and marketing efforts in the online learning market.

  General and Administrative. General and administrative expenses consist primarily of salaries and other personnel-related expenses for the Company's administrative, executive and finance personnel as well as outside legal and audit costs. General and administrative expenses increased 78% from $897,000 in the three months ended March 31, 1997 to $1.6 million in the three months ended March 31, 1998. This increase was due primarily to increased overhead due to the Company's increased size as well as a $185,000 expense relating to the amortization of goodwill and a $135,000 charge relating to the cashless exercise of stock options by employees of the Company who transferred to Infomodelers. General and administrative expenses as a percentage of total revenue increased from 18% in the three months ended March 31, 1997 to 21% in the three months ended March 31, 1998. General and administrative expenses related to SuperCede were $316,000 in the three months ended March 31, 1997. The Company expects that general and administrative expenses will increase in absolute dollars in the future as the Company incurs additional costs (including directors' and officers' liability insurance, investor relations programs and increased professional fees) related to being a public company.

  Other Income (Expense). The Company recorded no other expense in the three months ended March 31, 1997 and 1998. Interest income from principal stockholder was $182,000 in the three months ended March 31, 1997 and was related to interest payments to the Company on a note receivable from the Company's principal stockholder. This note receivable was repaid in full in October 1997. Other interest income, net was $44,000 and $4,000 in the three months ended March 31, 1997 and 1998, respectively. Equity in income (losses) from Infomodelers was $(150,000) and $2.2 million in the three months ended March 31, 1997 and 1998, respectively, representing the Company's equity in the net income (losses) from Infomodelers in such periods. Equity in income (losses) from Infomodelers in 1998 resulted from the sale by Infomodelers of substantially all of its assets to Visio Corporation. Because the Company sold substantially all of its interest in Infomodelers in March 1998, the Company does not anticipate that it will record equity in income (losses) from Infomodelers in future periods.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  Revenue. Total revenue increased 39% from $17.3 million in 1996 to $24.1 million in 1997. Product revenue increased 22% from $14.3 million in 1996 to $17.5 million in 1997. Online learning product revenue increased 129% from $3.1 million in 1996 to $7.1 million in 1997. This increase was due primarily to increased demand for the Company's online learning products as a result of the Company's focus on the online learning market. Other product revenue decreased 7% from $11.2 million in 1996 to $10.4 million in 1997. Included in other product revenue in 1997 was approximately $2.0 million from SuperCede. Services revenue increased 123% from $3.0 million in 1996 to $6.6 million in 1997 due primarily to the expansion of the Company's custom development efforts and the acquisition of the Oakes Companies in September 1997.

  Cost of Revenue. Total cost of revenue increased 31% from $5.2 million in 1996 to $6.8 million in 1997. Cost of product revenue decreased 13% from $3.1 million in 1996 to $2.7 million in 1997. Cost of online learning products revenue increased 330% from $136,000 in 1996 to $585,000 in 1997, due primarily to increased sales of the Company's online learning products. Cost of other products revenue decreased 28% from $2.9 million in 1996 to $2.1 million in 1997. This decrease was due primarily to the shift in distribution method from distributors to direct sales and the subsequent return of products from the distribution channel in 1996. Distributors received discounts of 20% to 40% off suggested retail prices, requiring higher volumes and associated costs of revenue to realize the same level of revenue generated from direct sales. In association with changing to a direct sales model in 1996, $465,000 of inventory returned from distributors was discarded. Cost of other products revenue attributable to SuperCede was $273,000 in 1997 and cost of other product revenue attributable to Infomodelers was $160,000 in 1996. Total product gross margin increased from 78% in 1996 to 85% in 1997. Online learning products gross margin was 96% and 92% in 1996 and 1997 respectively. Other products gross margin was 74% and 80% in 1996 and 1997, respectively. Cost of services revenue increased 95% from $2.1 million in 1996 to $4.1 million in 1997. This increase was due primarily to increased professional services projects in such period. Services gross margin increased from 29% in 1996 to 37% in 1997.

  Operating Expenses

  Research and Development. Research and development expenses decreased 33% from $12.1 million in 1996 to $8.1 million in 1997. This decrease was due primarily to the exclusion of research and development expenses relating to Infomodelers in 1997. Research and development expenses as a percentage of total revenue decreased from 70% in 1996 to 34% in 1997 as a result of the spin-offs of Infomodelers and SuperCede. Research and development expenses related to SuperCede were $2.5 million and $2.6 million in 1996 and 1997, respectively, and research and development expenses related to Infomodelers were $3.0 million in 1996.

  Sales and Marketing. Sales and marketing expenses decreased 9% from $15.0 million in 1996 to $13.6 million in 1997. Sales and marketing expenses as a percentage of total revenue decreased from 87% in 1996 to 57% in 1997. The decreases were due primarily to sales and marketing expenses relating to the Company's "Web event" launch of Tool Book II Instructor and the launch of Infomodelers products during 1996, partially offset by sales and marketing expenses relating to the launch of the SuperCede products in the first quarter of 1997, version 6.0 of Tool Book II Assistant in March 1997 and version 5.5 of Librarian in July 1997. Sales and marketing expenses related to SuperCede were $172,000 and $2.5 million in 1996 and 1997, respectively, and sales and marketing expenses related to Infomodelers were $1.3 million in 1996.

  General and Administrative. General and administrative expenses increased 2% from $4.3 million in 1996 to $4.4 million in 1997. This increase was due primarily to a one-time charge in October 1997 of $670,000 relating to the cashless exercise of stock options by employees of the Company who transferred to SuperCede. General and administrative expenses as a percentage of total revenue decreased from 25% in 1996 to 18% in 1997 as a result of a small increase in expenses relative to increased revenue. General and administrative expenses related to SuperCede were $989,000 and $653,000 in 1996 and 1997, respectively and general and administrative expenses related to Infomodelers were $941,000 in 1996.

  Loss on Impairment of Assets. Loss on impairment of assets in 1996 relates to asset write-offs related to the spin-off of Infomodelers. As a result of this spin-off, the Company reviewed the technology remaining in the Company and recorded an impairment charge of $2.8 million in the fourth quarter of 1996.

  Restructuring Charge. In the third quarter of 1996, the Company adopted a plan to restructure its European operations, closing its offices in France and Germany, and recorded an expense of $604,000, which included involuntary termination benefits for employee compensation of $208,000 and certain exit costs of $396,000, which consisted of costs related to terminated leases, legal costs, and accounting and other services. The restructuring was required due to the Company's focus on online learning which requires customers to have access to the Internet or installed intranets. The Company determined that this market was immature, which made the continued operation of three European offices economically prohibitive. The Company continues to maintain a small office in the United Kingdom to manage its European operations. The Company also recorded a non-cash restructuring expense of $500,000 in 1996 related to a modification of stock option plan rights of Asymetrix employees who transferred to Infomodelers. As of December 31, 1997, the restructuring plans were completed and all costs associated with the restructuring plans have been incurred.

  Acquired In-Process Research and Development. The Company recognized the cost of acquired in-process research and development totaling $4.1 million in 1997. This amount represented all in-process research and development acquired by the Company in connection with the acquisitions of Aimtech and Socha during 1997 and consisted of $3.6 million resulting from the Aimtech acquisition and $484,000 resulting from the Socha acquisition. The in-process research and development acquired in the Socha acquisition relates to future simulation and animation functionality that management expects may be incorporated in future versions of the Company's online learning products within the next two years. Additional costs to complete development, testing and documentation of the acquired technology is estimated to be approximately $500,000. Technological feasibility has not yet been established and the Company has no future alternative uses for this technology. Failure to complete the project may result in competitive disadvantages in the future, which could have a material adverse affect on the Company's business, results of operations and financial condition. The in-process research and development acquired in the Aimtech acquisition is applicable to the Company's future online learning authoring products and relates to streaming technologies (Dynamic HTML, ActiveX and Java). Management expects that such in-process research and development may be incorporated within the next two years at an estimated cost of $2.0 million to $3.0 million. Technological feasibility has not yet been established and the Company has no future alternative uses for this technology. Failure to complete the project may result in competitive disadvantages in the future, which could have a material adverse affect on the Company's business, results of operations and financial condition.

  Other Income (Expense). The Company recorded no other expense in 1997 and other expense of $(1.1 million) in 1996 relating to a terminated acquisition. Interest income from principal stockholder was $1.1 million and $436,000 in 1996 and 1997, respectively and was related to interest payments to the Company on a note receivable from the Company's principal stockholder. This note receivable was repaid in October 1997. Other interest income, net was $36,000 and $48,000 in 1996 and 1997, respectively. Equity in income (losses) from Infomodelers was $(112,000) and $(634,000) in 1996 and 1997,
respectively, representing the Company's equity in the net losses of Infomodelers in such period. Because the Company sold substantially all of its interest in Infomodelers in March 1998, the Company does not anticipate that it will record equity in income (losses) from Infomodelers in future periods. The Company recorded no equity in earnings in SuperCede subsequent to its spinoff in 1997, as it owns SuperCede Series B Preferred Stock. Such stock has a liquidation preference subordinate to SuperCede's Series A Preferred Stock, and the Company will not record equity in earnings of SuperCede until the net assets of SuperCede exceed the liquidation preference which exists for SuperCede Series A Preferred Stock. The Company has no further funding obligation for SuperCede, and therefore the Company will not record a share of the losses at SuperCede in the future.

  Provision for Income Taxes. The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, the provision for income taxes includes income taxes currently payable and deferred taxes arising from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. As of December 31, 1997, the Company had $47.4 million total deferred tax assets, primarily reflecting potential future tax savings attributable to its federal operating loss and tax credit carryforwards. These assets were reduced by a $47.4 million valuation allowance, reflecting uncertainty as to their realization. As of December 31, 1997, the Company had federal tax loss carry forwards of approximately $128.2 million and federal tax credit carry forwards of approximately $2.6 million. The federal tax loss carryforwards expire in 2000 through 2011. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of operating losses and tax credits in the event of an "ownership change" of a corporation. The Company's ability to utilize net operating loss carry forwards and tax credits may be limited as a result of an "ownership change" with respect to the Company.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenue. Total revenue decreased approximately 5% from $18.2 million in 1995 to $17.3 million in 1996. Product revenue decreased 12% from $16.2 million in 1995 to $14.3 million in 1996. The Company first introduced its online learning products during the second quarter of 1996 and the Company's online learning product revenue was $3.1 million in 1996. Other products revenue decreased approximately 31% from $16.2 million in 1995 to $11.2 million in 1996. This decrease was due primarily to the Company's shift in focus to online learning products and a decrease in sales of the Company's Infomodeler products from $1.0 million in 1995 to $200,000 in 1996 as a result of the spin-off of Infomodelers in October 1996. The Company's SuperCede product was released during the fourth quarter of 1996 and contributed approximately $200,000 to other products revenue in 1996. Services revenue increased 53% from $1.9 million in 1995 to $3.0 million in 1996 as the Company began to emphasize providing online learning-related professional services.

  Cost of Revenue. Total cost of revenue increased 12% from $4.6 million in 1995 to $5.2 million in 1996. Cost of product revenue decreased 8% from $3.3 million in 1995 to $3.1 million in 1996. Cost of online learning product revenue was $136,000 in 1996. Cost of other product revenue decreased 12% from $3.3 million in 1995 to $2.9 million in 1996, due primarily to decreased other product revenue and the spin-off of Infomodelers in October 1996. Total product gross margin remained relatively constant at 79% and 78% in 1995 and 1996, respectively. Online learning products gross margin was 96% in 1996 and other products gross margin was 74% in 1996. Cost of services revenue increased 65% from $1.3 million in 1995 to $2.1 million in 1996. This increase was due primarily to higher professional services revenue. Services gross margin decreased from 34% in 1995 to 29% in 1996.

  Research and Development. Research and development expenses decreased 9% from $13.3 million in 1995 to $12.1 million in 1996. This decrease was due primarily to the spin-off of Infomodelers. Research and development expenses as a percentage of total revenue decreased slightly from 73% in 1995 to 70% in 1996. Research and development expenses related to SuperCede were $3.3 million in 1996 and research and development expenses related to Infomodelers were $4.7 million and $3.0 million in 1995 and 1996, respectively.

  Sales and Marketing. Sales and marketing expenses increased 25% from $12.0 million in 1995 to $15.0 million in 1996. This increase was due primarily to an increase in the number of sales representatives, sales engineers and marketing personnel as the Company continued to invest in the development of its online learning business and moved towards a direct sales model. Sales and marketing expenses as a percentage of total revenue increased from 66% in 1995 to 87% in 1996, as a result of increases in the Company's direct sales force and the time required for new sales employees to generate revenue. Sales and marketing expenses related to SuperCede were approximately $373,000 in 1996 and sales and marketing expenses related to Infomodelers were $1.7 million and $1.3 million in 1995 and 1996, respectively.

  General and Administrative. General and administrative expenses increased 7% from $4.0 million in 1995 to $4.3 million in 1996. General and administrative expenses as a percentage of total revenue increased slightly from 22% in 1995 to 25% in 1996. These increases were due primarily to legal expenses incurred to defend against the Grant patent litigation. See "Business--Legal Proceedings." General and administrative expenses related to SuperCede were $1.3 million in 1996 and general and administrative expenses related to Infomodelers were $1.2 million and $941,000 in 1995 and 1996, respectively.

  Restructuring Charge. In 1995, the Company adopted a plan to restructure its domestic operations. Under this plan, the Company discontinued development of certain products and reduced its product development, support and sales work force by a total of 89 full-time employees (approximately 30% of the Company's then-current total work force). The Company recorded an aggregate expense of $3.3 million in the third and fourth quarters of 1995 as a result of this reorganization. As described above, in 1996, the Company recorded aggregate non-cash restructuring expenses of $1.1 million due to the restructuring of its European operations and the modification of stock option plan rights related to employees who transferred to Infomodelers.

  Other Income (Expense). The Company recorded other expense of $1.1 million in 1996 relating to a terminated acquisition. Interest income from principal stockholder was $1.2 million and $1.1 million in 1995 and 1996, respectively. Other interest income, net was $50,000 and $36,000 in 1995 and 1996, respectively. Equity interest in income (losses) from Infomodelers was $(112,000) in 1996, representing the Company's equity in the net losses of Infomodelers from October 17 through December 31, 1996.

SELECTED HISTORICAL QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited historical quarterly results of operations for the nine quarters ended March 31, 1998, as well as such data expressed as a percentage of total revenue. In management's opinion, this information has been prepared on the same basis as the audited historical consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the Company's Historical Consolidated Financial Statements and the notes thereto. The results of operations for any quarter are not necessarily indicative of results for any future period.

                                                           QUARTER ENDED
                         ----------------------------------------------------------------------------------------
                         MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,
                           1996      1996      1996      1996      1997      1997      1997      1997      1998
                         --------  --------  --------- --------  --------  --------  --------- --------  --------
                                                      (IN THOUSANDS)
Revenue:
 Product revenue:
 Online learning
  products (1).......... $    --   $   426    $ 1,199  $ 1,510   $ 1,403   $ 1,648    $ 1,907  $ 2,097    $2,069
 Other products.........   4,597     2,922      1,569    2,077     2,811     2,639      2,352    2,624     1,540
                         -------   -------    -------  -------   -------   -------    -------  -------    ------
  Total product
   revenue..............   4,597     3,348      2,768    3,587     4,214     4,287      4,259    4,721     3,609
 Services revenue.......     480       872      1,034      569       770     1,105      1,656    3,052     4,186
                         -------   -------    -------  -------   -------   -------    -------  -------    ------
   Total revenue........   5,077     4,220      3,802    4,156     4,984     5,392      5,915    7,773     7,795
Cost of revenue:
 Product revenue:
 Online learning
  products (1)..........      --         6         46       84        58       108        168      251       196
 Other products.........     940       826        572      608       481       456        452      680       289
                         -------   -------    -------  -------   -------   -------    -------  -------    ------
  Total cost of product
   revenue..............     940       832        618      692       539       564        620      931       485
 Services revenue.......     327       536        918      319       490       648      1,136    1,863     2,746
                         -------   -------    -------  -------   -------   -------    -------  -------    ------
   Total cost of
    revenue.............   1,267     1,368      1,536    1,011     1,029     1,212      1,756    2,794     3,231
                         -------   -------    -------  -------   -------   -------    -------  -------    ------
Gross margin............   3,810     2,852      2,266    3,145     3,955     4,180      4,159    4,979     4,564
Operating expenses:
 Research and
  development...........   3,439     3,115      3,258    2,310     2,246     2,159      2,206    1,504     1,435
 Sales and marketing....   3,115     4,243      3,950    3,681     3,443     3,241      3,718    3,187     3,251
 General and
  administrative........     954     1,311        900    1,127       897       847        817    1,871     1,596
 Loss on impairment of
  assets (2)............      --        --         --    2,787        --        --         --       --        --
 Restructuring charge
  (3)...................      --        --        604      500        --        --         --       --        --
 Acquired in-process
  research and
  development (4).......      --        --         --       --        --        --      4,064       --        --
                         -------   -------    -------  -------   -------   -------    -------  -------    ------
 Total operating
  expenses..............   7,508     8,669      8,712   10,405     6,586     6,247     10,805    6,562     6,282
                         -------   -------    -------  -------   -------   -------    -------  -------    ------
Loss from operations....  (3,698)   (5,817)    (6,446)  (7,260)   (2,631)   (2,067)    (6,646)  (1,583)   (1,718)
Other income (expense):
 Other expense..........      --        --         --   (1,128)       --        --         --       --        --
 Interest income from
  principal stockholder
  (5)...................     388       289        209      180       182       147         92       15        --
 Other interest income
  (expense), net........     (25)        5          8       48        44         2          3       (1)        4
 Equity in income
  (losses) from
  Infomodelers, Inc. ...      --        --         --     (112)     (150)     (188)      (148)    (148)    2,169
                         -------   -------    -------  -------   -------   -------    -------  -------    ------
 Total other income
  (expense).............     363       294        217   (1,012)       76       (39)       (53)    (134)    2,173
                         -------   -------    -------  -------   -------   -------    -------  -------    ------
Income (loss) before
 income taxes...........  (3,335)   (5,523)    (6,229)  (8,272)   (2,555)   (2,106)    (6,699)  (1,717)      455
Provision for income
 taxes..................      22       130         23       21        --        --         --       38        --
                         -------   -------    -------  -------   -------   -------    -------  -------    ------
Net income (loss)....... $(3,357)  $(5,653)   $(6,252) $(8,293)  $(2,555)  $(2,106)   $(6,699) $(1,755)   $  455
                         =======   =======    =======  =======   =======   =======    =======  =======    ======

                                                (footnotes appear on next page)

                                                                     QUARTER ENDED
                                   ------------------------------------------------------------------------------------------
                                   MAR. 31,  JUNE 30,  SEPT. 30,  DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30,  DEC. 31,  MAR. 31,
                                     1996      1996      1996       1996      1997      1997      1997       1997      1998
AS A PERCENTAGE OF TOTAL REVENUE:  --------  --------  ---------  --------  --------  --------  ---------  --------  --------
Revenue:
 Product revenue:
 Online learning products
  (1)........................          --%      10.1%     31.5%      36.3%    28.2%     30.6%      32.2%     27.0%     26.5%
 Other products..............        90.5       69.2      41.3       50.0     56.4      48.9       39.8      33.8      19.8
                                    -----     ------    ------     ------    -----     -----     ------     -----     -----
   Total product revenue.....        90.5       79.3      72.8       86.3     84.6      79.5       72.0      60.8      46.3
 Services revenue............         9.5       20.7      27.2       13.7     15.4      20.5       28.0      39.2      53.7
                                    -----     ------    ------     ------    -----     -----     ------     -----     -----
     Total revenue...........       100.0      100.0     100.0      100.0    100.0     100.0      100.0     100.0     100.0
Cost of revenue:
 Product revenue:
 Online learning products
  (1)........................          --        0.1       1.2        2.0      1.2       2.0        2.8       3.2       2.5
 Other products..............        18.5       19.6      15.1       14.7      9.6       8.5        7.6       8.8       3.7
                                    -----     ------    ------     ------    -----     -----     ------     -----     -----
   Total cost of product
    revenue..................        18.5       19.7      16.3       16.7     10.8      10.5       10.4      12.0       6.2
 Services revenue............         6.4       12.7      24.1        7.7      9.8      12.0       19.2      24.0      35.2
                                    -----     ------    ------     ------    -----     -----     ------     -----     -----
     Total cost of revenue...        24.9       32.4      40.4       24.4     20.6      22.5       29.6      36.0      41.4
                                    -----     ------    ------     ------    -----     -----     ------     -----     -----
Gross margin.................        75.1       67.6      59.6       75.6     79.4      77.5       70.4      64.0      58.6
Operating expenses:
 Research and development....        67.7       73.8      85.7       55.6     45.1      40.0       37.3      19.4      18.4
 Sales and marketing.........        61.4      100.5     103.9       88.6     69.1      60.1       62.9      41.0      41.6
 General and administrative..        18.8       31.1      23.7       27.1     18.0      15.7       13.8      24.1      20.6
 Loss on impairment of assets
  (2)........................          --         --        --       67.1       --        --         --        --        --
 Restructuring charge (3)....          --         --      15.9       12.0       --        --         --        --        --
 Acquired in-process research
  and development (4)........          --         --        --         --       --        --       68.7        --        --
                                    -----     ------    ------     ------    -----     -----     ------     -----     -----
 Total operating expenses....       147.9      205.4     229.2      250.4    132.2     115.8      182.7      84.5      80.6
                                    -----     ------    ------     ------    -----     -----     ------     -----     -----
Loss from operations.........       (72.8)    (137.8)   (169.6)    (174.8)   (52.8)    (38.3)    (112.3)    (20.5)    (22.0)
Other income (expense):
 Other expense...............          --         --        --      (27.1)      --        --         --        --        --
 Interest income from
  principal stockholder (5)..         7.6        6.8       5.5        4.3      3.7       2.7        1.6       0.2        --
 Other interest income
  (expense), net.............          --        0.1       0.2        1.2      0.9        --         --        --        --
 Equity in income (losses) of
  Infomodelers, Inc. ........          --         --        --       (2.7)    (3.0)     (3.5)      (2.5)     (1.9)     27.8
                                    -----     ------    ------     ------    -----     -----     ------     -----     -----
 Total other income
  (expense)..................         7.6        6.9       5.7      (24.3)     1.6      (0.8)      (0.9)     (1.7)     27.8
                                    -----     ------    ------     ------    -----     -----     ------     -----     -----
Income (loss) before income
 taxes.......................       (65.2)    (130.9)   (163.9)    (199.0)   (51.2)    (39.1)    (113.2)    (22.2)      5.8
Provision for income taxes...         0.4        3.1       0.6        0.5       --        --         --       0.5        --
                                    -----     ------    ------     ------    -----     -----     ------     -----     -----
Net income (loss)............       (65.6)%   (134.0)%  (164.5)%   (199.5)%  (51.2)%   (39.1)%   (113.2)%   (22.7)%     5.8%
                                    =====     ======    ======     ======    =====     =====     ======     =====     =====

--------
(1) The Company's online learning products consist of its Librarian learning management system, its ToolBookII Instructor and ToolBook II Assistant authoring products, its ToolBook II Synergy pre-authoring product and Allen Communications' Designer's Edge product, for which the Company is a reseller. See "Business--Products and Services."
(2) Loss on impairment of assets in 1996 related to products and technologies written off as a result of the spin-off of Infomodelers. See Note 9 of Notes to the Company's Consolidated Financial Statements.
(3) Restructuring charge in 1996 relates to the Company's restructuring charge of $604,000 for the restructuring of its European operations and a non-cash expense of $500,000 associated with a modification of stock option plan rights of Asymetrix employees who transferred to Infomodelers. See
    Note 9 of Notes to the Company's Consolidated Financial Statements.
(4) Acquired in-process research and development relates to the costs of in-process research and development acquired by the Company in connection with the acquisitions of Aimtech and Socha. See Note 8 of Notes to the Company's Consolidated Financial Statements.
(5) Interest income on note receivable from stockholder relates to interest earned on a note receivable from the Company's principal stockholder which was repaid to the Company in October 1997. See "Certain Transactions" and
    Note 7 of Notes to the Company's Consolidated Financial Statements.

  The Company's quarterly operating results have varied significantly in the past and are expected to fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include: the demand for technology-based training in general and demand for online enterprise learning solutions in particular; the size and timing of product orders and the timing and execution of professional services engagements; the mix of revenue from products and services; the mix of products sold; the inability of the Company to meet its own or client project milestones or client expectations; market acceptance of the Company's or competitors' products and services; the ability of the Company to develop and market new or enhanced products and services in a timely manner and market acceptance of such products, including the latest release of Librarian, and services; the Company's ability to integrate acquisitions successfully and to identify, acquire and integrate suitable acquisition candidates; the timing of revenue recognition; charges related to acquisitions; competitive conditions; technological changes; personnel changes; general economic conditions; and economic conditions specific to the technology-based training and online learning markets. With its new emphasis on providing an online enterprise learning solution, the Company is targeting its selling and marketing efforts towards customers with the potential need for enterprise-wide solutions. Because the Company believes that the implementation of its solutions may require an enterprise-wide decision by prospective customers, the Company may be required to provide a significant level of education to prospective customers regarding the Company's solutions. Therefore, the Company believes that the period between initial contact and the sale of the Company's solutions could be lengthy, and this implementation cycle could lengthen because of increases in the size and complexity of customer implementations. Uncertainty of timing with respect to sales or implementations could have a material adverse effect on the Company's business and operations and cause the Company's operating results to vary significantly from quarter to quarter. Therefore, the Company's operating results for any particular quarterly period may not be indicative of future operating results.

  The Company's limited operating history under its current business model, its recent acquisitions and dispositions and the emerging nature of its market make prediction of future revenue and expenses difficult. The Company's expense levels are based, in part, on its expectations as to future revenue and to a large extent are fixed in the short term. There can be no assurance that the Company will be able to predict its future revenue accurately and the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenue in relation to the Company's expectations could cause significant fluctuations in quarterly operating results, which would have an adverse effect on the Company's business, operating results and financial condition.

  Due to all of the foregoing factors, the Company's quarterly revenue and operating results are difficult to forecast, and the Company believes that period-to-period comparisons of its operating results will not necessarily be meaningful and should not be relied upon as an indication of future performance. It is likely that the Company's operating results will fall below the expectations of the Company, securities analysts or investors in some future quarter. In such event, the trading price of the Common Stock would likely be materially and adversely affected.

  Like many companies in the software industry, the Company has experienced higher revenue in its last fiscal quarter as a result of efforts to meet sales quotas and as many customers complete annual budgetary cycles, and lower revenue in its first quarter. Additionally, the Company believes that many of its customers in the education and government markets tend to have higher product purchasing activity during the last few weeks of the third quarter as compared to other periods. Furthermore, revenue recognized by some components of the Company's services business is dependent in part upon the number of business days during the particular period and budget cycles of its customers. Because of these factors, the Company anticipates that its professional services and training revenue growth could be slower in the first and fourth quarters than in other quarters because of this seasonality. Although the Company has not been able to determine the extent to which its current business is affected by any seasonal trends because of the refocusing and growth of its business since 1995, there can be no assurance that the Company's results in any future quarter will not be negatively affected by such trends. See "Risk Factors--Fluctuations in Quarterly Operating Results; Unpredictability in Future Revenue; Seasonality."

LIQUIDITY AND CAPITAL RESOURCES

  Since 1995, the Company has funded its operations from cash flows from operations, the private sale of equity securities and the sale of its interest in Infomodelers in March 1998. At March 31, 1998, the principal sources of liquidity for the Company were $1.8 million in working capital and a $5.0 million bank line of credit. Borrowings under the Company's line of credit will bear interest at the bank's reference rate or LIBOR plus 1.0% per annum, and this line of credit expires on December 31, 1998. The Company's obligations under this line of credit are secured by the Company's accounts receivable. As of March 31, 1998, the Company had no outstanding borrowings under this line of credit.

  The Company has had significant negative cash flows from operating activities to date. Net cash used by operating activities was $13.6 million, $15.0 million, $7.4 million and $2.1 million in 1995, 1996, 1997 and the three months ended March 31, 1998, respectively. Net cash used by operating activities through 1997 was primarily the result of net losses, which include a non cash expense of $4.1 million for acquired in-process research and development in 1997, partially offset by an increase in accounts receivable over such periods. Net cash provided by operating activities in the three months ended March 31, 1998 was due primarily to net income offset by equity in the income of Infomodelers.

  Net cash provided by (used in) investing activities was $(1.8 million), $(1.7 million), $(645,000) and $2.3 million in 1995, 1996, 1997 and the three months ended March 31, 1998, respectively. Net cash used in investing activities through 1997 was primarily the result of capital expenditures for computer equipment, purchased software, office equipment, furniture and fixtures and, in 1997, acquisition-related costs. In addition, in November 1996, the Company used $1.0 million of cash for the investment in Infomodelers, Inc., which was partially offset by $200,000 of proceeds from the sale of assets in 1996. Net cash provided by investing activities in the three months ended March 31, 1998 was primarily due to proceeds received from the sale of the Company's investment in Infomodelers. As of March 31, 1998, the Company had no material commitments for capital expenditures. The Company's planned capital expenditures for 1998 are approximately $1.2 million, primarily for computer equipment and contingent acquisition payments. As of December 31, 1997, the Company also had commitments under noncancelable operating leases with terms in excess of one year of $3.7 million through 2002.

  Cash provided by financing activities was $17.7 million, $16.7 million, $6.9 million and $107,000 in 1995, 1996, 1997 and the three months ended March 31, 1998, respectively, resulting primarily from payments received on the note receivable from principal stockholder of $11.9 million in 1996 and $6.7 million in 1997, net proceeds of $5.3 million and $500,000 from the sale of Class B Stock in 1996 and 1997, respectively, and proceeds from the sale of Common Stock, primarily from the exercise of stock options. Cash used for payments on long-term debt was $523,000 and $398,000 in 1996 and 1997, respectively, and was not significant in the three months ended March 31, 1998.

  The Company anticipates that the net proceeds from this offering, together with cash, cash equivalents and short-term investments will be sufficient to meet its working capital needs and capital expenditures for at least the next 12 months. The Company's long-term liquidity will be affected by numerous factors, including acquisitions of businesses or technologies, demand for the Company's online learning products and services, the extent to which such online learning products and services achieve market acceptance, the timing of and extent to which the Company invests in new technology, the expenses of sales and marketing and new product development, the extent to which competitors are successful in developing their own products and services and increasing their own market share, the level and timing of revenues, and other factors. To the extent that resources are insufficient to fund the Company's activities, the Company may need to raise additional funds. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. If adequate funds are not available on acceptable terms, the Company may be unable to expand its business, develop or enhance its products and services, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Future Capital Needs; Uncertainty of Additional Funding."

RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the FASB issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information ("Statement 131"). Statement 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Statement 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. The Company has not determined the manner in which it will present the information required by Statement 131.

                                   BUSINESS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

  Asymetrix is a leading provider of online enterprise learning solutions designed to enable organizations to capture, deploy and manage knowledge more effectively for use as a competitive advantage. The Company's comprehensive learning solution consists of an open, standards-based, Internet-centric technology platform as well as professional learning services for the online learning market. The Company's technology platform includes ToolBook II Instructor and ToolBook II Assistant, products which enable customers to author online learning applications, and Librarian, a learning management system designed to enable customers to deploy and manage such applications. The Company's professional services include a wide range of consulting and custom development services focused on the online learning market as well as training and customer support.

  Asymetrix believes that by providing a single source solution, it is well-positioned to be the leading provider of online enterprise learning products and services. Beginning in 1996, the Company redirected its focus to its online learning products, divested several product lines and discontinued development efforts not directly related to its online enterprise learning solution. A key component of the Company's strategy is to provide an online learning solution at the enterprise level. In February 1998, the Company introduced an enhanced version of Librarian which the Company believes significantly extends the existing features and functionality of Librarian by enabling enterprise-wide deployment of online learning applications. In addition, the Company has significantly expanded its professional services capabilities and, since July 1, 1997, has acquired six professional services companies. In addition, in June 1998, the Company acquired SSA, a provider of custom development and consulting services, and in May 1998, the Company entered into a letter of intent to acquire an additional company. See "Recent Developments." The Company may seek to acquire additional companies in the future.

INDUSTRY BACKGROUND

  Need for an Enterprise Learning Solution

  Information technology has been successfully used to automate mission critical business processes, such as manufacturing, human resources, finance, sales, distribution and customer support. However, a critical function which technology-based solutions have not adequately addressed is training and education. In today's knowledge-based economy, an organization's ability to learn and to apply knowledge is increasingly becoming a key competitive advantage. With escalating job complexity, rapidly changing business processes, shorter product life cycles, continuous investments in new technologies that require skilled workforces, greater geographic dispersion and increased employee mobility, organizations must be able to capture and distribute knowledge rapidly throughout the organization. Organizations must also frequently share this knowledge with suppliers, customers and distributors. Training magazine estimates that U.S. organizations with 100 or more employees budgeted an aggregate of approximately $58 billion in 1997 on disparate training and education solutions, including instructor-led training, conferences, seminars, written reference materials, computer-based training, distance learning and, more recently, Internet and intranet-based training. In addition, many organizations outsource the design, development and implementation of training and learning management applications to third parties. The Company believes there is a need for a learning solution that enables organizations to improve employee productivity, coordinate their training efforts, measure the effectiveness of training and deliver knowledge to employees and business partners more rapidly, broadly and uniformly.

  Enabling Trends and Technologies

  The Company believes the market for enterprise learning solutions will be fueled by the convergence of trends and technologies that enable technology-based training solutions, including computer-based training, video-based training and Internet-based training solutions, to be deployed increasingly as substitutes for or complements to, instructor-led and other traditional forms of training. These trends and enabling technologies include the proliferation of multimedia-capable computers and networking solutions throughout all levels of organizations, advances in PC processing power and in audio and video streaming technologies that allow for the delivery of multimedia content in digital format, high speed communications capabilities, object-oriented programming technologies and, most importantly, the emergence of the Internet and corporate intranets (collectively, the "Internet") as platforms for a wide variety of business applications. The primary advantages of technology-based training over traditional forms of training include performance improvements and potential cost savings in the form of performance improvements and reduced instructor salaries, compressed training times and reduced travel costs. Derived from improved retention, consistent content quality, customization to individual training needs and the ability to deliver training on CD-ROM or through a network connection. According to International Data Corporation ("IDC"), revenues from all technology-based training applications in the United States are expected to grow from $1.7 billion in 1997 to $4.1 billion in 2001.

  Internet-based training applications offer additional advantages over other forms of technology-based training. Course content and application enhancements can be deployed and updated without the need to create and redistribute CD-ROMs or make substantial modifications to client software. The ability to deploy and update centrally is particularly important for organizations with dispersed or rapidly changing operations or with significant training requirements. The ease and speed of deployment associated with Internet-based training allows for "just-in-time" delivery for a particular task, broadens the potential use of training within the enterprise and offers a cost- and time-effective way to accumulate and retain company knowledge. Internet-based training also provides the opportunity to track and optimize individual or group performance and to collect feedback to individualize and monitor the effectiveness of training applications. Finally, training applications delivered over the Internet are platform independent and require only a Web browser, eliminating the need for specialized hardware or client software. This allows for greater accessibility at a lower cost and the opportunity for on-demand training. Because of these benefits, the Company believes that many organizations will target training and education as an important corporate intranet application. IDC estimates that 75% of U.S. corporations will have deployed an intranet by the end of 1998.

  Limitations of Existing Solutions

  Notwithstanding the many advantages of Internet-based training, to date, few corporations have deployed Internet-based training applications throughout the enterprise. Due to the lack of an established technology platform for the development of these applications, organizations that have attempted to deploy Internet-based training systems or applications typically have been forced to rely on internal development efforts. Such solutions usually are costly, time-consuming and characterized by the use of a variety of authoring products purchased from different vendors that are not supported by a comprehensive, standards-based development or management platform and are not optimized for an Internet-based solution. As a result, the authoring and management products employed are difficult to maintain, do not interoperate easily and do not enable organizations to schedule, deploy, track and measure the effectiveness of the training application or leverage the scalability inherent in Internet deployment. In addition, the authoring products employed are often designed for expert developers, which forces organizations to rely on their limited and often over-burdened software development staffs to develop and deploy Internet-based training applications.

  Given the complexity of developing and deploying Internet-based training applications and the scarcity of in-house technology-based training expertise and resources, many organizations have sought assistance from third-party experts for their technology-based training needs. However, the professional services providers that offer technology-based training solutions typically are small consulting and custom development firms with limited financial and personnel resources and a narrow geographic focus. Even those professional services firms with the resources to serve the needs of a large organization cannot offer or deploy a single source solution and must rely on third parties for technology, upgrades and technical support.

  The Company believes that many organizations have a need for both a technology platform and professional services that support the development and deployment of Internet-based training applications. The Company also believes that the integration of products and professional services by a single-source vendor will be a key customer requirement in the emerging market for Internet-based training solutions. Vendors that provide the most effective solutions as measured by increased employee productivity and return on investment should enjoy a significant competitive advantage.

THE ASYMETRIX SOLUTION

  Asymetrix is a leading provider of online enterprise learning solutions designed to enable organizations to capture, deploy and manage knowledge more effectively for use as a competitive advantage. The Company's online learning solution is characterized by the following elements:

    Tightly Integrated Product Offerings. The Company provides authoring products for users with a broad range of skills and a learning management system that collectively provide a technology platform for the development, deployment and management of online learning applications. The Company's online learning authoring products and learning management system are tightly integrated ensuring that online learning applications created with the Company's ToolBook II Instructor or ToolBook II Assistant authoring products can be modified, reused and managed throughout an organization.

    Open, Internet-Centric Approach. The Company's solution supports relevant open standards and Internet protocols, including TCP/IP, HTML, Java and ActiveX, enabling organizations to capitalize on the advantages of the Internet, such as "anywhere, anytime" accessibility, cost effective deployment, ease of updating and enhanced tracking and measurement capabilities. The Company's learning management system uses the Open Library Exchange ("OLX"), a published, specified interface that enables organizations to integrate learning applications authored from a variety of sources and that facilitates the Company's ability to incorporate emerging technologies rapidly.

    Flexibility. Customers can purchase the Company's online learning products and professional services as a comprehensive solution or individual products on a stand-alone basis for internal application development with assurance that initial implementations can be integrated into an online enterprise learning solution at a later date.

    Manageability. The Company's Librarian learning management system provides centralized, flexible control and easy administration of online learning applications. Utilizing the interactive capabilities of the Internet, this management system is designed to allow organizations to track and optimize individual or group performance, collect feedback and monitor the effectiveness of learning applications.

    Comprehensive Professional Services. The Company's professional services address a wide range of corporate education and training needs, including needs assessment, creation of online learning applications, assimilation of legacy and third-party content and performance evaluation services. The Company's custom development services can also supplement customers' own internal development efforts to enable more rapid development and deployment of learning applications, the creation of larger and more complex learning applications and access to instructional design or technical, production or project management expertise not available internally.

ASYMETRIX STRATEGY

  The Company's objective is to be the leading provider of online enterprise learning solutions. Key elements of the Company's strategy to achieve this objective are:

    Provide a Single Source Online Enterprise Learning Solution. The Company seeks to distinguish its solution by providing a single source for online enterprise learning. The Company's single source solution provides organizations with both an open, standards-based, Internet-centric technology platform for authoring, deploying and managing learning applications and a wide range of professional services to assist organizations in developing and implementing learning applications rapidly. The Company believes its latest release of Librarian offers an enhanced solution that will enable organizations to deploy and manage online learning solutions throughout an enterprise.

    Extend Technology Leadership. Since its inception in 1984, the Company has invested heavily in the development of advanced technologies, many of which are incorporated in the Company's open, Internet-centric, tightly-integrated, object-oriented technology platform for online learning. The Company intends to continue to capitalize on advanced technologies and rapidly incorporate new technologies into its online learning products.

    Provide Superior Professional Services. The Company believes that superior professional services can enhance and accelerate the successful implementation of online enterprise learning solutions. The Company offers a broad range of custom development, consulting, training and technical support services to accelerate customer adoption and the successful implementation of its online enterprise learning solution. The Company intends to continue to expand its professional services capabilities both internally and through acquisitions. The Company has recently acquired the Oakes Companies, CSI, as well as two other smaller professional services companies and it may seek to acquire additional professional services companies in the future.

    Expand Sales and Marketing Capabilities and Leverage Relationships. To facilitate the shift in the Company's focus to online enterprise learning solutions, the Company has substantially expanded its North American direct sales organization. The Company intends to continue to expand its sales and marketing activities in this market. In addition, the Company has entered into relationships with providers of learning applications such as CBT Systems, and intends to pursue such relationships in the future to accelerate the adoption of the Company's solution.

    Broaden Market for Online Learning Authoring Products. The Company seeks to broaden the market for online learning with a multi-tiered approach to its authoring product line. The Company's ToolBook II Instructor addresses the market for professional developers of online learning applications. ToolBook II Assistant is designed for professional trainers and educators. ToolBook II Instructor can be used to create customized template for use by subject matter experts using ToolBook II Assistant who do not have programming or authoring expertise. The Company believes that this largely untapped market segment provides an opportunity for additional growth.

    Promote Successful Enterprise Implementations at Key Accounts. The Company's online enterprise learning solution is designed to meet the requirements of large organizations with geographically-dispersed operations and continually changing training needs. The Company intends to market its solution to leading organizations in a broad range of industries and to promote successful enterprise implementations of its online learning solution to create awareness and to drive further adoption of its solution.

PRODUCTS AND SERVICES

  The Company's online enterprise learning solution includes software products that collectively provide a technology platform and a wide variety of professional services including consulting and custom development services focused on the online learning market as well as training and customer support.

  PRODUCTS

  The Company's software products offer customers a platform for online enterprise learning applications. The Company's technology platform is comprised of Librarian, a learning management system, and ToolBook II Instructor and ToolBook II Assistant, online learning authoring products. The Company also offers a variety of multimedia products.

  The following table depicts the Company's key products:


                                                                                  END USER
               PRODUCT                 DESCRIPTION                               LIST PRICE*
  ONLINE LEARNING PRODUCTS

    Learning Management System:

      Librarian                          Online learning management system    $4,000 to
                                         designed to provide centralized,     $50,000
                                         flexible control and easy            and above
                                         administration of online learning
                                         applications.
    Authoring Products:
      ToolBook II Instructor             Object-oriented authoring product    $2,495
                                         designed for professional software
                                         developers to create multimedia-
                                         rich, interactive learning
                                         applications. ToolBook II Instructor
                                         can be used to create customized
                                         templates for use by subject matter
                                         experts using ToolBook II Assistant.

      ToolBook II Assistant              Object-oriented authoring product    $1,195
                                         designed for professional trainers
                                         and educators to create online
                                         learning applications.

  MULTIMEDIA PRODUCTS
      Digital Video Producer             Video capture, editing and assembly  $495
                                         product for creating video content.

      Web 3D                             Three-dimensional modeling program   $129
                                         designed to help create and edit 3D
                                         graphics.

      Learning Titles                    Selection of over 100 third-party    $125 to
                                         CD-ROM learning applications.        $1,795

* The terms and conditions, including sales prices and discounts from list prices, may be negotiated based on product volumes and related services and therefore may vary from customer to customer. The list price for Librarian varies based on the number of registered users and server site configuration. The Company typically receives a percentage of the end user list price for products that are sold through the Company's distribution channels.

  Online Learning Products

  Learning Management System. The Company's Librarian product is an object-oriented, client-server learning management system designed to provide centralized and flexible control and administration of online learning applications. Librarian 5.0 was first shipped in July 1996. Librarian includes an Internet- and intranet-based server implementation and utilizes standard, Java-enabled Web browsers as the client for both learners and administrators. Based on Internet standards, including HTML, Java and TCP/IP, Librarian is available on Windows NT and Solaris UNIX and can connect to Microsoft SQLServer, Oracle and other databases that comply with the open database connectivity ("ODBC") standard.

                  [GRAPH OF THE LIBRARIAN CLIENT APPEARS HERE]

  The Company released version 6.0 of Librarian, the most recent version of Librarian, in February 1998. The Company believes that this new version of Librarian significantly extends the features and functionality of Librarian. This new version is targeted for the enterprise market and is designed to manage a wide range of tasks, diverse content and a large number of concurrent users. This new version of Librarian is designed to provide the following key features not available in previous versions of Librarian:

    Scalability. Librarian is designed to scale from one server to multiple servers while maintaining a single database view whether on a centrally-located database or multiple distributed databases and, with proper authorization, can be administered from any geographic location within an organization. Librarian also supports a large and variable number of concurrent users and can be configured to avoid the performance limitations typically associated with such systems.

    Organizational flexibility. In order to manage large numbers of learners and courses at an enterprise level, Librarian permits users to define centrally an organizational tree which mirrors their departmental or enterprise structure as well as numerous alternative groups. With this flexible structure, administrators can efficiently establish and update groupings such as new employees or employees assigned to a particular project, and can assign, track and manage various subsets of courses and learners.

    Collaborative learning. In addition to online discussion capabilities integrated with Librarian, the product is designed to support third-party Internet-based synchronous applications such as threaded discussion, chat and online whiteboard programs.

    Management of online and offline content. In addition to the management of online content, Librarian can catalog and track learner activity in offline learning content such as books and videos through the creation of HTML pages.

    Enhanced features. Librarian offers a variety of enhanced features including: an enhanced visual interface; sophisticated search and online help features; broadcast email notification; controlled access to courses and to a variety of administrative functions; enhanced reporting capabilities; security features, including encryption and authentication features; and enhanced course management capabilities, such as automatic course assignments based on pre-assessment and conditional movement in courses.

  To date, the Company has not realized a substantial amount of its online learning product revenue from its learning management system. There can be no assurance that Librarian 6.0 will achieve market acceptance or that it will produce substantial revenue in the future. See "Risk Factors--Rapid Technological Change; Product Development," "--Dependence on Online Learning Products" and "--Demanding Customer Requirements; Product Functionality and Defects."

  Authoring Products. The Company has a multi-tiered approach to its authoring product line. The Company's ToolBook II Instructor addresses the market for professional developers of online learning applications. ToolBook II Assistant is designed for professional trainers and educators. ToolBook II Instructor can be used to create customized templates for use by subject matter experts using ToolBook II Assistant who do not have programming or authoring experience. The Company's authoring products are designed to ensure that learning applications created with the Company's authoring products are optimized for deployment and management by its Librarian learning management system. The Company's authoring products also provide a range of distribution options, including an "export to Web" feature, which outputs applications in HTML or Java, an Internet-ready format. The Company's authoring products also enable hybrid distribution, combining Internet or LAN distribution with a CD-ROM, permitting an online learning application running within a browser to call multimedia-rich files from a client-based CD-ROM, thereby optimizing delivery of the application notwithstanding network bandwidth constraints.

                             [GRAPH APPEARS HERE]

  ToolBook II Instructor. ToolBook II Instructor is a Windows-based, object-oriented authoring product designed for professional software developers to create multimedia-rich, online learning applications. ToolBook II Instructor contains a number of features that are designed to simplify the authoring and deployment process, such as a book and page metaphor, a drag and drop interface, book specialists that function like wizards, templates, question objects, online help, a catalog of more than 1,000 objects to facilitate creation of online learning applications and a "publish to Librarian" button. Although scripting is not required, ToolBook II Instructor incorporates an object-oriented scripting language known as OpenScript, which is designed to extend the functionality of ToolBook II Instructor to support the creation of custom templates and objects that can be used for authoring in ToolBook II Instructor and ToolBook II Assistant. To augment ToolBook II Instructor, the Company resells Allen Communications' Designer's Edge pre-authoring product and sells its ToolBook II Synergy product which functions as the link between Designer's Edge and ToolBook II Instructor.

  ToolBook II Assistant. ToolBook II Assistant is a Windows-based, object-oriented authoring product designed for use by professional trainers and educators. This product incorporates many of ToolBook II Instructor's ease of use features, including pre-defined templates and book specialists, and streamlines user options to facilitate the creation of high-quality learning applications without the need for any programming or scripting. Objects and templates can be created in ToolBook II Instructor and exported to ToolBook II Assistant, and applications authored in ToolBook II Assistant can be modified or enhanced in ToolBook II Instructor, enabling professional trainers and applications developers to collaborate on content creation.

  Multimedia Products

  The Company offers several digital media products which can be used to create high quality multimedia content, such as digital video, 3D models and animations. These products can be used on a stand-alone basis or in conjunction with the Company's authoring products. Through its TopShelf Multimedia subsidiary, the Company also resells a variety of CD-ROM-based online learning applications.

  Digital Video Producer. Digital Video Producer is a Windows-based video capture, editing and assembling product designed to make sophisticated desktop video editing capabilities intuitive and easy to use. Users can drag and drop captured video and audio files on timeline tracks and add transitions, text and graphics and can preview and optimize the images.

  Web 3D. Web 3D is an easy-to-use Windows-based 3D modeling product. Users can drag and drop a 3D graphic from a large catalog of 3D models, add color, and choose from a large number of surface effects and lighting settings with multiple camera views, shadows, animation paths and backdrop scenes.

  Learning Titles. The Company offers over 100 third-party CD-ROM based online learning applications. These titles include Development Dimensions International's award-winning Targeted Selection and a variety of other management and professional skills, PC skills and IT training, OSHA compliance and health and safety titles. The Company has a staff of online learning professionals who can consult with and advise customers so that they can select the courses most appropriate for their online learning needs.

  As a result of the Company's strategy to focus on the online enterprise learning market, the Company anticipates that growth in product sales, if any, will be attributable primarily to its online learning products and that its other product revenue will decrease in the future. See "Risk Factors-- Dependence on Online Learning Products."

  PROFESSIONAL SERVICES

  In order to provide a complete solution for the online learning needs of its customers, the Company offers a variety of learning services, including a wide range of consulting and development services, training programs and customer and technical support. The Company's professional services organization has employees located in Georgia, Illinois, Massachusetts, New Hampshire, New York, North Carolina, Ohio, Texas, Virginia, Washington and the United Kingdom.

  Consulting Services. Through the Asymetrix Consulting Organization, known as ACORN, the Company provides customers with needs identification and assessment, learner analysis and training performance evaluation services. Customers may use consulting services as a supplement to internal development efforts or in conjunction with other learning services provided by the Company.

  Custom Development. The Company's project teams provide a wide range of development services, including the planning, design, development, administration and evaluation of online learning applications. The Company's custom development services supplement customers' own internal development efforts by enabling more rapid development and deployment of online learning applications, the creation of larger and more complex applications and access to instructional design, technical, production or project management expertise not available internally. The Company employs many skilled personnel in its development services organization, including instructional designers who participate in project analysis, writing and design development, graphic artists who create graphics and multimedia content, and programmers.

  Training. The Company offers a variety of training classes for its products. These classes provide instruction on the use of the Company's authoring and management products and are offered for novice developers as well as sophisticated programmers. The Company also offers customized classes to meet a customer's unique requirements. Training classes are offered at the Company's facilities, at client locations or at other locations across the country. The Company also has a network of approximately 55 authorized training centers which provide training for the Company's authoring products.

  Customer Support. The Company generally requires Librarian customers to purchase installation services at the time of the initial licensing of the product. For additional fees, the Company also integrates Librarian with the customer's online learning environment. The Company provides technical support without charge for a limited period of time for its authoring and multimedia products. Thereafter, the Company offers fee-based telephone support and various levels of support contracts which can include email support, telephone support, upgrades and monthly bulletins. For its Librarian product, maintenance is sold at the time of product purchase. The Company also offers Web-based support which includes an online knowledge base.

CUSTOMERS

  The Company has licensed its online learning products or provided professional services to customers in a wide variety of markets. No single customer accounted for more than 10% of total revenues in 1996, 1997 or the three months ended March 31, 1998. The following table sets forth a representative list of the Company's customers who have purchased at least $50,000 of the Company's online learning products or professional services from the Company since January 1, 1996:

Financial/Accounting                          Health Care/Insurance


Deloitte & Touche LLP                         CUNA Mutual Group
Fidelity Investments                          Harvard Pilgrim Health Care
First Union Corp.                             The Hartford Financial Services
Ford Motor Credit Company                     Group, Inc.
Merrill Lynch & Co., Inc.                     Metropolitan Life Insurance
New York Stock Exchange, Inc.                 Company
Price Waterhouse LLP                          Oxford Health Plans, Inc.

Prudential Securities Incorporated
                                              Government


Networking/Communications
                                              Los Alamos National Laboratory

Lucent Technologies Inc.                      United States Air Force
MCI Communications Corporation                United States Army
                                              United States Department of
                                              Defense

Manufacturing/Other


The Boeing Company                            Hardware/Software

Development Dimensions International
Duracell Inc.                                 Cheyenne Software
The Laurasian Institute                       Hewlett-Packard Company
Lockheed Martin Corporation                   IBM Corporation
Pfizer Inc.                                   Intel Corporation
The Proctor & Gamble Company                  Microsoft Corporation
Raytheon Company                              Pinnacle Systems, Inc.
Union Camp Corporation                        Symbol Technologies, Inc.
                                              Systems & Computer Technology
                                              Corp.
                                              Tandy Corporation


  The following examples illustrate how certain organizations use the Company's products and services:

    Boeing. To increase productivity and reduce rework time, the Boeing Company needs to capture the shop-floor knowledge of its experienced factory workers and efficiently distribute that information to other workers throughout the organization. The Company and Boeing's Everett Multimedia Implementation Planning Group collaborated on a customized version of the Company's ToolBook II Assistant authoring product that certain Everett factory area and support personnel are using to create multimedia-rich online job aids, including videos capturing expert demonstrations on topics such as riveting, skin quality, wiring and color-coded schema for pipes and tubes. These skill training modules are then made available by CD-ROM to factory workers and are prototyped for deployment over Boeing's corporate intranet.

    Lucent. Lucent Technologies needs to ensure that its customers have the most appropriate training for its telecommunications products and solutions. Lucent worked with the Company's consulting organization to determine the appropriate mix of traditional instructor-led training and online learning to improve the implementation process and overall customer satisfaction. The Company's consulting organization designated integrated instructor-led and online training for Lucent's INTUITY messaging system and DEFINITY PBX system.

    Hewlett-Packard. The Hewlett-Packard Company needs to train and test approximately 5,000 internal and third-party authorized field service engineers worldwide on new and rapidly evolving products and procedures. The Company's professional services organization developed a Web-based training and testing application to meet Hewlett-Packard's strict testing requirements. The application includes unique and randomly-assigned test questions which permit the generation of unique tests for different learners. Librarian is used for the management and administration of the application's knowledge and skill tests and of students' course evaluation forms.

    Metropolitan Life. Metropolitan Life Insurance Company ("MetLife") needs to deploy state-of-the-art laptop computers with custom-designed software applications to over 7,000 agents nationwide, many of whom have little or no experience with computers. MetLife looked to the Company to create a solution that would significantly reduce training time. The Company performed a needs assessment and audience analysis and, using its authoring product, created a learning application using a comic strip theme with application-specific characters that leads users through a tutorial on how to operate the computer and the customized applications.

TECHNOLOGY, RESEARCH AND DEVELOPMENT

  Asymetrix was founded in 1984 by Paul Allen, a co-founder of Microsoft Corporation, and during the Company's first ten years it operated in large part as a technology development organization, with less emphasis on the commercialization of technologies. Mr. Allen continues to contribute to the Company's technological direction as a member of the Company's Board of Directors and as a technology advisor. This technical heritage continues to provide the foundation for the Company's current products, has benefited the Company's development efforts and has resulted in a number of award-winning products.

  Starting in 1995, Asymetrix redirected its focus to the development and marketing of authoring products and learning management systems designed to capitalize on the advantages of the Internet. Research and development and product lines not directly related to this focus were decreased, eliminated or subsequently spun off. The Company invests aggressively in its core technologies and believes that its future success and competitiveness will depend on continued product innovation.

  Key features of the Company's technology include:

    Open Learning Management Platform. The Company's Librarian product is based on an open architecture. A key element of this open architecture is a Company-developed communications protocol, OLX, which is designed to facilitate communications between Librarian and learning applications. The OLX protocol is a published, specified interface that enables organizations to integrate learning applications authored from a variety of sources and that accelerates the Company's ability to incorporate emerging technologies.

                             [GRAPH APPEARS HERE]

    Support of Open Internet Standards. The Company's development efforts support open and de facto standards including HTML, DHTML, Java, ActiveX, AICC, Netscape and Microsoft browsers and streaming technologies. This focus, together with the Company's experience with rapidly changing technologies such as multimedia management, facilitates the incorporation of internally or externally developed advanced technologies.

    Scalable Authoring. The Company's ToolBook II authoring products incorporate an object-oriented core code base and user interface technology that provide the power and flexibility required by professional developers, as well as the ease of use needed to support training professionals who have little or no computer programming or authoring experience. Using the Company's objected-oriented scripting language known as OpenScript, custom templates and objects can be created in ToolBook II Instructor and exported to ToolBook II Assistant. Learning applications created in ToolBook II Assistant can be modified or enhanced in ToolBook II Instructor.

    Enterprise-Class Architecture. The Company's technologies incorporated in the latest version of Librarian support integrated management solutions that are designed to scale from one server to multiple servers while maintaining centralized administration, and support a large number of concurrent users. This version of Librarian also provides for an adaptable hierarchical organizational structure that can mirror the many organizational structures within an enterprise, controlled access to administrative functions and other advanced security features such as encryption and authentication features, and supports emerging Internet collaborative learning applications.

  The Company believes that its focus on research has attracted qualified engineering and other research and development personnel and has contributed to the Company's core technology capabilities, which it believes include expertise in object-oriented programming languages and tools; multimedia design, including video and audio; multimedia authoring and interactive user interface design; instructional design; and client/server and Internet technologies. The Company's research and development group is located in Bellevue, Washington, with an additional team in Nashua, New Hampshire. Research and development expenses were $13.3 million, $12.1 million, $8.1 million and $1.4 million in 1995, 1996, 1997 and the three months ended March 31, 1998, respectively and represented 73%, 70%, 34% and 18% of total revenue for those respective periods. The Company expects that it will continue to commit significant resources to research and development in the future, although it anticipates that research and development expenses in the near term will not be at the same levels as 1996 and prior periods.

  The Company's future success will depend on its ability to continue to enhance its current product line and to continue to develop and introduce new products or offer new services that keep pace with competitive product introductions, technological developments and emerging industry standards, satisfy diverse and evolving customer requirements and otherwise achieve market acceptance. There can be no assurance that the Company will be successful in developing and marketing on a timely and cost-effective basis future products or product enhancements, or offer new services that respond to technological advances. In addition, the Company has in the past experienced delays in the development, introduction and marketing of new or enhanced products, and there can be no assurance that the Company will not experience similar delays with respect to other new products or product enhancements. Any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Rapid Technological Change; Product Development."

SALES AND MARKETING

  The Company markets its online learning products and professional services principally in the U.S. and through its direct sales force. The Company targets its direct sales and marketing activities to Fortune 1000 companies, educational organizations and government agencies. As of March 31, 1998, the Company's sales, marketing and support organization consisted of 68 employees based at the Company's corporate headquarters in Bellevue, Washington and at its field offices in California, Georgia, Kansas, Massachusetts, New Hampshire,

New Jersey, New York, Virginia and the United Kingdom. The direct sales organization includes a small telesales force that handles smaller orders and assists with lead generation. The Company's direct sales organization also includes engineers who answer technical questions and assist customers with product installation implementation. The Company's direct sales force accounted for 50%, 48% and 82% of total revenue in 1996, 1997 and the three months ended March 31, 1998, respectively. The Company expects this level to increase as a result of the acquisitions of Aimtech, the Oakes Companies and CSI and as a result of the Company's focus on the online learning market.

  The Company offers its learning services in a small number of foreign markets. While international revenue accounted for 32%, 31% and 14% of the Company's total revenue for 1996, 1997 and the months ended March 31, 1998, respectively, the Company believes that the online enterprise learning market has not yet developed significantly outside the United States and currently does not intend to market actively its online learning products and professional services internationally other than in the United Kingdom and in a limited number of other foreign markets. Therefore, the Company anticipates that international revenue will constitute a lesser percentage of total revenue in the future.

  The Company conducts a variety of marketing programs to promote its products and services, including direct mail, advertising, seminars, trade shows, public relations and distribution of product literature. The Company sponsors an online learning conference, the most recent of which was named "Asymetrix Online Learning '97," which had over 500 attendees, that featured a variety of speakers representing key participants in the online learning industry. For 1998, the Company and Lakewood Publications, the publisher of Training magazine, will jointly present the "Online Learning '98" conference in September 1998. The Company also participates as an exhibitor and speaker at many technology-based training trade shows. In addition, the Company offers jointly-sponsored seminars and other marketing events with other companies in the training market, such as Systems & Computing Technology Corporation and CBT Systems, to help promote awareness of online learning and the Company's solutions. The Company also maintains a Web site where potential customers can obtain information about the Company and its products, services and distributors.

COMPETITION

  The online learning market is highly fragmented and competitive, rapidly evolving and subject to rapid technological change, with no single competitor accounting for a dominant market share. Because of the lack of significant barriers to entry in its market, the Company expects that a number of new competitors will enter this market in the future.

  The Company's competitors vary in size and scope and the breadth of products and services offered. The Company's online learning authoring products face competition from developers of multimedia authoring tools, Librarian faces competition from vendors of other management systems, including those offered with off-the-shelf technology-based training courses, and its professional services business faces competition from many small, regional online learning and technology-based training services businesses as well as large professional consulting firms and in-house training departments. Because of the emerging nature of the market for online learning, the Company believes that being first to achieve market or brand awareness should provide a competitive advantage. A number of large companies have announced an intention to enter the market for online learning and technology-based training. There can be no assurance that additional companies will not enter the online learning market and offer products and services that are competitive with those of the Company. Increased competition could result in pricing pressures, reduced margins or the failure of the Company's products and services to achieve or maintain market acceptance, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company believes that the principal competitive factors affecting its market include: product features such as adaptability, scalability, ability to integrate with other technology-based training products; quality of professional services; expertise and technical knowledge; functionality and ease of use of products or developed learning applications; quality and performance of online learning solutions; pricing; customer service and support; the effectiveness of sales and marketing efforts; and company reputation. Although the Company believes that its solution currently competes favorably with respect to such factors, there can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with significantly greater financing, marketing, service, support, technical and other resources.

  Several of the Company's current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company and therefore may be able to respond more quickly than the Company to new or changing opportunities, technologies, standards and customer requirements. Many of these competitors also have broader and more established distribution channels that may be used to deliver competing products or services directly to customers. If such competitors were to bundle competing products or services for their customers and offer a complete online learning solution, the demand for the Company's products and services might be substantially reduced and the ability of the Company to market and sell its products and services successfully might be substantially diminished. In addition, the existence or announcement of collaborative relationships involving competitors of the Company could adversely affect the Company's ability to attract and retain customers. As a result of the foregoing and other factors, there can be no assurance that the Company will compete effectively with current or future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Competition."

PROPRIETARY RIGHTS

  The Company relies primarily on a combination of copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods to protect its intellectual property and trade secrets. While the Company also has two patents, there can be no assurance that these patents will not be invalidated, circumvented or challenged, or that the rights granted under such patents will provide competitive advantages to the Company. The Company also enters into confidentiality agreements with its employees and consultants, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's intellectual property or trade secrets without authorization. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property. There can be no assurance that the precautions taken by the Company will prevent misappropriation or infringement of its technology. A failure by the Company to protect its intellectual property in a meaningful manner could have a material adverse effect on the Company's business, operating results and financial condition. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management and technical resources, either of which could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company also uses certain licensed third-party technology in some of its products. In these license agreements, the licensors have generally agreed to defend, indemnify and hold the Company harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. There can be no assurance that the outcome of any litigation between such licensors and a third party or between the Company and a third party will not lead to royalty obligations of the Company for which the Company is not indemnified or for which such indemnification is insufficient, or that the Company will be able to obtain any additional license on commercially reasonable terms or at all. In the future, the Company may seek to license additional technology to incorporate in its products. There can be no assurance that any third-party technology licenses that the Company may be required to obtain in the future will be available to the Company on commercially reasonable terms or at all. The loss of or inability to obtain or maintain any of these technology licenses could result in delays in introduction of the Company's products until equivalent technology, if available, is identified, licensed and integrated, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Intellectual Property; Litigation" and "Business--Legal Proceedings."

EMPLOYEES

  As of March 31, 1998, Asymetrix had 317 full-time employees, including 50 in research and development, 68 in sales, marketing and support, 161 in professional services and customer support and 38 in administration. The Company has never had a work stoppage and no employees are represented under collective bargaining agreements. The Company considers its relations with its employees to be good. The Company believes that its future success will depend in part on its continued ability to attract, integrate, retain and motivate highly qualified sales, technical, professional services and managerial personnel, and upon the continued service of its senior management and key sales, professional services and technical personnel, none of whom is bound by an employment agreement. Competition for qualified personnel is intense, and there can be no assurance that the Company will be successful in attracting, integrating, retaining and motivating a sufficient numbers of qualified personnel to conduct its business in the future. See "Risk Factors--Management of Growth and Expansion" and "--Dependence on Key Personnel."

FACILITIES

  The Company's principal administrative, sales, marketing and research development facilities are located in approximately 63,815 square feet of leased office space in Bellevue, Washington, which lease expires in October 1999. The Company subleases approximately 23,000 square feet of its premises to certain related entities including Vulcan Northwest and SuperCede, Inc. for monthly rental equivalent to that paid by Asymetrix. See "Certain Transactions." The Company also has facilities in Atlanta, Georgia; Nashua, New Hampshire; Needham, Massachusetts; and Fort Worth, Texas for certain of its research and development teams and for its professional services group. The Company believes that its current facilities will be adequate to meet its needs, or that alternate leased space will be available to meet its needs, for the foreseeable future. The Company also maintains sales offices in California, Georgia, Kansas, Maryland, New Jersey, New York, Ohio, Virginia and London, England.

LEGAL PROCEEDINGS

  From time to time, the Company is involved in legal proceedings and litigation arising in the ordinary course of business. As of the date of this Prospectus, except as described below, the Company is not a party to any litigation or other legal proceeding that, in the opinion of management, could have a material adverse effect on the Company's business, operating results and financial condition.

  Richard B. Grant v. Asymetrix Corporation, No. CV-96-3635 HLH, Central District of California. On May 21, 1996, Richard B. Grant filed a complaint alleging that the Company's ToolBook and Multimedia ToolBook products infringe a patent owned by him and seeking unspecified damages. The Company has received an opinion that the products do not infringe this patent and that the patent is invalid. This action is still in the discovery stage, and it is not yet possible to assess the likelihood of its outcome. An adverse outcome in this litigation could have a material adverse effect on the Company's business, operating results and financial condition. Although the Company believes that it does not infringe this patent and that the patent is invalid, and although the Company intends to vigorously defend this action, the results of litigation can never be predicted with certainty, and the costs of defense, regardless of outcome, could have a material adverse effect on the business, operating results and financial condition of the Company.

  In addition, litigating this claim could be time-consuming and distract management personnel, or require the Company to develop non-infringing technology or enter into royalty licensing agreements. Such royalty or licensing agreements, if required, might not be available on commercially reasonable terms, or at all. In the event of a successful claim of intellectual property infringement against the Company and the failure or inability of the Company to develop noninfringing technology or license the infringed or similar technology on a timely basis, the Company's business, operating results and financial condition could be materially and adversely affected.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information regarding the executive officers and directors of the Company as of March 31, 1998:

                   NAME                 AGE                 POSITION
                   ----                 ---                 --------
   James A. Billmaier..................  42 Chief Executive Officer and Director
   Kevin M. Oakes......................  34 President, General Manager, Learning
                                             Services and Director
   E. Charles Ellison..................  44 Vice President, Business Development
   John M. Kellum......................  47 Vice President and General Manager,
                                             Online Learning Products
   Steven Martino......................  39 Vice President, Sales
   John D. Atherly.....................  39 Vice President, Finance and
                                             Administration and Chief Financial
                                             Officer
   Steven Esau.........................  35 Vice President, General Counsel and
                                             Corporate Secretary
   Bert Kolde (1)(2)...................  43 Chairman of the Board
   Paul G. Allen.......................  45 Director
   Shelley Harrison, Ph.D. (1)(2)......  55 Director
   Gary Rieschel (1)(2)................  41 Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  Mr. Billmaier has served as Chief Executive Officer and a director of the Company since July 1995 and served as President of the Company from July 1995 until September 1997. From January 1994 until July 1995, he was the Vice President and General Manager of the Network Software Products Business of Sun Microsystems, Inc.. From February 1992 until January 1994 he was Vice President of Marketing and Business Development for SunSoft, Sun Microsystems' software business division. Prior to joining Sun Microsystems, Mr. Billmaier served as the Vice President of Software Marketing and Business Development at MIPS Technologies, Inc., and before that he was responsible for UNIX workstation products and strategies at Digital Equipment Corporation.

  Mr. Oakes has served as President and General Manager, Learning Services, since he joined the Company in September 1997. Prior to that time, Mr. Oakes was the President of each of Oakes Interactive Incorporated, TopShelf Multimedia, Inc. and Acorn Associates Incorporated (together, the "Oakes Companies"), which he founded in March 1993, January 1996 and March 1997, respectively, and each of which the Company acquired in September 1997. See "Certain Transactions." Prior to forming the Oakes Companies, Mr. Oakes was a Senior Account Representative for The Minnesota Mutual Life Insurance Company.

  Mr. Ellison has served as Vice President, Business Development of the Company since October 1997, was the Company's Senior Vice President, Worldwide Sales from September 1995 to October 1997, and was the Company's Vice President, Sales and Marketing from July 1993, when he joined the Company, until September 1995. From December 1991 until July 1993 he was the Senior Vice President, Client Services at Upgrade Corporation of America (now SOFTBANK Services Group), a telemarketing and fulfillment company. Prior to that time, he served as a Vice President for each of Gupta Technologies, Government Technology Services, Inc., and Ashton-Tate, and as National Manager for government, education and corporate accounts for Microsoft.

  Mr. Kellum has served as Vice President and General Manager, Online Learning Products since November 1995, and prior to that was the Company's Senior Director of Business Development since he joined the Company in September 1995. From May 1993 to September 1995 he served as Director of Technology and Business Development at SunSoft. From 1987 to May 1993 he served as Director of Engineering at Intergraph Corporation, a graphics workstation company. Prior to that time, he served as Director of Operating Systems at Fairchild Research Center and as a Senior Research Scientist at Honeywell Research Center.

  Mr. Martino has served as Vice President, Sales of the Company since October 1997, and prior to that was the Company's Vice President and General Manager, Professional Services from February 1997 to October 1997 and the Company's Vice President, Marketing from September 1995, when he joined the Company, to February 1997. From 1990 to September 1995 Mr. Martino was with Sun Microsystems, most recently as the Senior Director of Marketing for SunSoft. Prior to that time, he was a Senior Manager at Price Waterhouse, and held various sales and marketing positions at Xerox Corporation.

  Mr. Atherly has served as Vice President, Finance and Administration and Chief Financial Officer of the Company since February 1995, and prior to that was the Company's Director of Finance and Operations, Treasurer and Secretary from February 1993 until February 1995. Mr. Atherly held various other positions since he joined the Company in June 1990, including the Company's Controller from February 1991 until February 1993. Prior to joining the Company, Mr. Atherly was a Finance and Operations Manager at MicroDisk Services, a software manufacturing services company.

  Mr. Esau has served as General Counsel of the Company since October 1995 and also as a Vice President and the Secretary of the Company since January 1997. Prior to that time, Mr. Esau was the Company's Director of Legal Affairs from February 1995 until October 1995, and before that he was counsel to the Company since he joined the Company in February 1994. From 1988 until February 1994, he was in private law practice, first with Stoel Rives LLP in Seattle and then with his own law firm, where he focused on serving software and technology startup companies.

  Mr. Kolde was appointed Chairman of the Board of the Company in July 1997, and has been a director of the Company since it was founded in December 1984. Mr. Kolde served as Executive Vice President of the Company from December 1984 until April 1993, and thereafter as President of the Company until November 1994. Mr. Kolde is Vice Chairman of Trail Blazers Inc., Football Northwest LLC, First & Goal Inc. and Oregon Arena Corporation and is Vice President of Vulcan Ventures, Inc. Mr. Kolde serves as a director of those organizations, MetaCreations Corporation and Precision Systems, Inc. Prior to joining the Company, Mr. Kolde was the Vice President of Management Reporting of Seafirst Corporation.

  Mr. Allen founded the Company in 1984 and has served as a director of the Company since that time. Mr. Allen also served as the President of the Company from its founding until April 1993, and as the Chief Executive Officer of the Company from its founding until July 1995. Mr. Allen was a co-founder of Microsoft Corporation and is a member of Microsoft's board of directors. Mr. Allen owns and invests in a suite of companies exploring the potential of multimedia digital communications. Mr. Allen is the owner of Interval Research Corp., Vulcan Ventures, Inc., Trail Blazers Inc. and Football Northwest LLC, is a partner in the entertainment studio Dreamworks SKG, and holds investments in more than 35 technology companies. Mr. Allen is also a director of USA Networks, Inc.

  Dr. Harrison has served as a director of the Company since September 1997, when the Company acquired Aimtech. See "Certain Transactions." Dr. Harrison serves as Chairman and Chief Executive Officer of Spacehab, Incorporated, a developer of habitable modules for the United States space shuttle fleet. Since 1987, Dr. Harrison has been a Managing General Partner of Poly Ventures, Limited Partnership, a venture capital fund. Prior to that time, Dr. Harrison co-founded and served as Chairman and Chief Executive Officer of Symbol Technologies, Inc., a provider of bar code laser scanners and portable terminals. Dr. Harrison is also a Director of Netmanage, Inc., Globecomm Systems Inc. and JetFax, Inc.

  Mr. Rieschel has served as a director of the Company since October 1996. Mr. Rieschel has been a Senior Vice President of SOFTBANK Holdings, Inc., a venture capital fund, since January 1996. Prior to that time, Mr. Rieschel served as Vice President of Marketing for nCUBE from August 1994 to December 1995, as Director of Channel Sales for Cisco Systems from September 1993 to August 1994, and as General Manager, Asia for Sequent Computer from January 1989 to July 1993. Mr. Rieschel is a director of OnLive! Technologies, Inc., Concentric Network Corporation, USWeb Corporation and several private companies.

  Directors are elected by the stockholders at each annual meeting of stockholders to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. Three of the existing directors were elected pursuant to certain provisions of the Series A Preferred Stock Purchase Agreement and voting agreements entered into in connection with each of the Company's acquisitions of Aimtech and the Oakes Companies, each of which is described in "Certain Transactions." These provisions will terminate upon the completion of this offering. Executive officers are elected by, and serve at the discretion of, the Company's Board of Directors (the "Board"). The Company's Amended and Restated Bylaws, which will become effective upon the completion of this offering, will provide that the Board will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The Class I directors, initially Messrs. Allen and Rieschel, will stand for reelection or election at the 1999 annual meeting of stockholders. The Class II directors, initially Dr. Harrison and Mr. Oakes, will stand for reelection or election at the 2000 annual meeting of stockholders. The Class III directors, initially Messrs. Billmaier and Kolde, will stand for reelection or election at the 2001 annual meeting of stockholders.

BOARD COMMITTEES

  The Board has established an Audit Committee to meet with and consider suggestions from members of management and the Company's internal audit staff, as well as the Company's independent accountants, concerning the financial operations of the Company. The Audit Committee also has the responsibility to review audited financial statements of the Company and consider and recommend the employment of, and approve the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The Audit Committee is currently comprised of Dr. Harrison and Messrs. Kolde and Rieschel. The Board has also established a Compensation Committee to review and approve the compensation and benefits for the Company's key executive officers, administer the Company's stock purchase, equity incentive and stock option plans and make recommendations to the Board regarding such matters. The Compensation Committee is currently comprised of Dr. Harrison and Messrs. Kolde and Rieschel.

DIRECTOR COMPENSATION

  Directors do not receive any cash fees for their service on the Board or any Board committee, but they are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at Board and Board committee meetings. All Board members are eligible to receive stock options under the Company's 1995 Plan. In July 1995, the Company granted to each of Mr. Allen and Mr. Kolde options to purchase 75,000 shares and 90,000 shares, respectively, of its Common Stock under its 1995 Plan, each with an exercise price per share of $1.55.

  In December 1997, the Board adopted, subject to stockholder approval, the 1998 Directors Stock Option Plan (the "Directors Plan") and reserved a total of 187,500 shares of the Company's Common Stock for issuance thereunder. Members of the Board who are not employees of the Company or any parent, subsidiary or affiliate of the Company are eligible to participate in the Directors Plan. Option grants under the Directors Plan are automatic and nondiscretionary, and the exercise price of such options is 100% of the fair market value of the Common Stock on the date of grant. Each eligible director who is a member of the Board on or after the effective date of the Registration Statement of which this Prospectus forms a part (the "Effective Date") will be granted an option to purchase 7,500 shares (an "Initial Grant") on the later of the Effective Date or the date such director first becomes a director. On each anniversary of a director's Initial Grant, each eligible director will automatically be granted an additional option to purchase 7,500 shares if such director has served continuously as a member of the Board since the date of such director's Initial Grant. The term of such options is ten years, provided that they will terminate seven months following the date the director ceases to be a director of the Company or a consultant of the Company (twelve months if the termination is due to death or disability). All options granted under the Directors Plan will vest as to 2.77% of the shares each month after the date of grant, provided the optionee continues as a director of the Company or a consultant of the Company. Additionally, immediately prior to the dissolution or liquidation of the Company or a "change in control" transaction, all options granted pursuant to the Directors Plan will accelerate and will be exercisable for a period of up to six months following the transaction, after which period any unexercised options will expire.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to this offering, the Company's Board did not have a compensation committee and all compensation decisions, other than grants of stock options, were made by the full Board or the Chief Executive Officer. Since October 1997, grants of stock options have been made by the Company's Stock Option Plan Administration Committee, which is comprised of Messrs. Billmaier and Kolde. Neither Mr. Billmaier nor Mr. Oakes has participated in Board deliberations regarding his respective compensation, and the Stock Option Plan Administration Committee has not granted any options to its members. Upon completion of this offering, the Compensation Committee will make all compensation decisions. No interlocking relationship exists between the Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

  The following table sets forth certain summary information concerning the compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the year ended December 31, 1997 by the Company's Chief Executive Officer and the four most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of 1997 (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                   COMPENSATION
                                                               ---------------------
                                  ANNUAL COMPENSATION                 AWARDS
                             --------------------------------- ---------------------
NAME AND PRINCIPAL POSITION                       OTHER ANNUAL SECURITIES UNDERLYING
(1)                           SALARY   BONUS      COMPENSATION      OPTIONS (#)
---------------------------  -------- -------     ------------ ---------------------
James A. Billmaier.......    $250,000 $74,875 (2)      --             187,500
 Chief Executive Officer
E. Charles Ellison.......     175,000  93,911 (3)      --                  --
 Vice President, Business
  Development
Steven Martino...........     133,404  36,075 (2)      --              37,500
 Vice President, Sales
John D. Atherly..........     119,327  28,260 (2)      --              15,000
 Vice President, Finance
  and Administration and
  Chief Financial Officer
John M. Kellum...........     121,827  26,643 (2)      --              37,500
 Vice President and
  General Manager,
  Online Learning
  Products

--------
(1) Kevin M. Oakes, the Company's President and General Manager, Learning Services, joined the Company in September 1997. Based on his annual salary, Mr. Oakes would have been a Named Executive Officer if he had been with the Company during all of 1997.
(2) Includes certain bonus compensation earned in 1996 but not paid until 1997, and does not include bonus compensation earned in 1997 but not paid in 1997.
(3) All bonus compensation for this individual consists of sales commissions. Includes commissions earned with respect to certain sales made in 1996 but not paid until 1997, and excludes commissions earned with respect to certain sales made in 1997 but not paid in 1997.

                         OPTION GRANTS IN FISCAL 1997

  The following table sets forth certain information regarding stock options granted to each of the Named Executive Officers during the year ended December 31, 1997.

                                                                                POTENTIAL REALIZABLE
                                                                                  VALUE AT ASSUMED
                                                                                   ANNUAL RATES OF
                                                                                     STOCK PRICE
                                                                                    APPRECIATION
                                          INDIVIDUAL GRANTS(1)                  FOR OPTION TERMS (2)
                         ------------------------------------------------------ ---------------------
                         NUMBER OF   PERCENT OF TOTAL
                         SECURITIES OPTIONS GRANTED TO
                         UNDERLYING    EMPLOYEES IN      EXERCISE
                          OPTIONS    FISCAL YEAR (%)       PRICE     EXPIRATION
NAME                      GRANTED          (3)         PER SHARE (4)    DATE       5%         10%
----                     ---------- ------------------ ------------- ---------- --------- -----------
James A. Billmaier......  187,499          13.6            $7.67       12/4/07  $ 904,036 $ 2,291,005
E. Charles Ellison......       --            --               --            --         --          --
Steven Martino..........   29,999           2.2             6.00      10/20/07    113,201     286,874
                            7,500           0.5             6.00       4/22/07     28,300      71,718
John D. Atherly.........    7,500           0.5             6.00      10/20/07     28,300      71,718
                            7,500           0.5             6.00       4/22/07     28,300      71,718
John M. Kellum..........   29,999           2.2             6.00      10/20/07    113,201     286,874
                            7,500           0.5             6.00       4/22/07     28,300      71,718

--------
(1) Options granted in 1997 were granted under the Company's 1995 Plan. These options become exercisable with respect to 25% of the shares covered by the option on the first anniversary of the date of grant and with respect to an additional 2.08% of these shares each month thereafter, subject to acceleration upon certain changes in control of the Company. These options have a term of ten years. See "--Employee Benefit Plans" for a description of the material terms of these options.
(2) Potential realizable value is based on the assumption that the Common Stock of the Company appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the ten-year term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect the Company's projection or estimate of future stock price growth.
(3) The Company granted options to purchase an aggregate of 1,380,823 shares of Common Stock to all employees during 1997.
(4) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock, as determined by the Board.

                         FISCAL YEAR-END OPTION VALUES

  The following table sets forth for each of the Named Executive Officers the number and year-end value of exercisable and unexercisable options for the year ended December 31, 1997.

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                              OPTIONS AT 12/31/97 (1)       AT 12/31/97 (2)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
James A. Billmaier..........   271,875      365,624    $2,569,219   $2,307,653
E. Charles Ellison..........   123,750       56,250     1,169,438      531,563
Steven Martino..............    44,999       75,000       425,241      541,879
John D. Atherly.............    62,229       43,320       588,064      342,624
John M. Kellum..............    43,748       76,251       413,419      553,701

--------
(1) Options shown were granted under the 1995 Plan and are subject to vesting as described in footnote (1) to the option grant table above. See "-- Employee Benefit Plans" for a description of the material terms of these options.
(2) Based on an assumed initial public offering price of $11.00 per share, net of exercise price.

  No options were exercised during 1997 by the Named Executive Officers. No compensation intended to serve as incentive for performance to occur over a period longer than one year was paid pursuant to a long-term incentive plan during 1997 to any Named Executive Officer. The Company does not have any defined benefit or actuarial plan under which benefits are determined primarily by final compensation and years of service with any of the Named Executive Officers.

EMPLOYEE BENEFIT PLANS

  1995 Combined Incentive and Nonqualified Stock Option Plan. In July 1995, the Board adopted and the stockholders approved the 1995 Plan. At that time, 3,150,000 shares of Common Stock were reserved for issuance under the 1995 Plan, which number was increased to 3,525,000 shares in April 1996 and to 4,275,000 shares in December 1996. As of March 31, 1998, options to purchase 499,986 shares had been exercised, options to purchase an additional 3,600,111 shares of Common Stock were outstanding with a weighted average exercise price of $3.95 and 174,902 shares remained available for future grants. Following the closing of this offering, no additional options will be granted under the 1995 Plan. Options granted under the 1995 Plan are subject to terms substantially similar to those described below with respect to options to be granted under the Equity Incentive Plan. The 1995 Plan does not provide for issuance of restricted stock or stock bonus awards.

  1998 Equity Incentive Plan. In December 1997, the Board adopted, subject to stockholder approval, the 1998 Equity Incentive Plan (the "Equity Incentive Plan"). The total number of shares of Common Stock reserved for issuance thereunder is 1,500,000. The Equity Incentive Plan will become effective on the closing of the initial public offering and will serve as the successor to the 1995 Plan. Options granted under the 1995 Plan before their termination will remain outstanding according to their terms, but no further options will be granted under the 1995 Plan after the closing of the initial public offering. Shares that: (a) are subject to issuance upon exercise of an option granted under the 1995 Plan or the Equity Incentive Plan that cease to be subject to such option for any reason other than exercise of such option; (b) have been issued pursuant to the exercise of an option granted under the 1995 Plan or the Equity Incentive Plan with respect to which the Company's right of repurchase has not lapsed and are subsequently repurchased by the Company; (c) are subject to an award granted pursuant to restricted stock purchase agreements under the Equity Incentive Plan that are forfeited or are repurchased by the Company at the original issue price; or (d) are subject to stock bonuses granted under the Equity Incentive Plan that otherwise terminate without shares being issued, will again be available for grant and issuance under the Equity Incentive Plan. Any authorized shares not issued or subject to outstanding grants under the 1995 Plan on the Effective Date will no longer be available for grant and issuance under the 1995 Plan but will be available for grant and issuance under the Equity Incentive Plan. The Equity Incentive Plan will terminate in December 2007, unless sooner terminated in accordance with the terms of the Equity Incentive Plan. The Equity Incentive Plan authorizes the award of options, restricted stock awards and stock bonuses (each an "Award"). No person will be eligible to receive more than 375,000 shares in any calendar year pursuant to Awards under the Equity Incentive Plan other than a new employee of the Company who will be eligible to receive no more than 750,000 shares in the calendar year in which such employee commences employment. The Equity Incentive Plan will be administered by the Compensation Committee. The Compensation Committee has the authority to construe and interpret the Equity Incentive Plan and any agreement made thereunder, grant Awards and make all other determinations necessary or advisable for the administration of the Equity Incentive Plan.

  The Equity Incentive Plan provides for the grant of both incentive stock options ("ISOs") that qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and nonqualified stock options ("NQSOs"). ISOs may be granted only to employees of the Company or of a parent or subsidiary of the Company. NQSOs (and all other Awards other than ISOs) may be granted to employees, officers, directors, consultants, independent contractors and advisors of the Company or any parent or subsidiary of the Company, provided such consultants, independent contractors and advisors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction ("Eligible Service Providers"). The exercise price of ISOs must be at least equal to the fair market value of the Company's Common Stock on the date of grant. The exercise price of NQSOs must be at least equal to 85% of the fair market value of the Company's Common Stock on the date of grant. The maximum term of options granted under the Equity Incentive Plan is ten years.

Awards granted under the Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee (unless otherwise determined by the Compensation Committee and set forth in the Award agreement with respect to Awards that are not ISOs). Options granted under the Equity Incentive Plan generally expire three months after the termination of the optionee's service to the Company or a parent or subsidiary of the Company, except in the case of death or disability, in which case the options generally may be exercised up to 12 months following the date of death or termination of service. Options will generally terminate immediately upon termination for cause. In the event of the Company's dissolution or liquidation or a "change in control" transaction, outstanding Awards may be assumed or substituted by the successor corporation (if any). If a successor corporation (if any) does not assume or substitute the Awards, they will accelerate prior to the effectiveness of the transaction.

  401(k) Plans. The Company maintains the PGA Companies 401(k) Plan (the "401(k) Plan"), a defined contribution plan intended to qualify under Section 401 of the Code. All eligible employees who are at least 18 years old are eligible to participate in the 401(k) Plan. An eligible employee of the Company may begin to participate in the 401(k) Plan on the first day of January, April, July or October of the Plan year following the date on which such employee meets the eligibility requirements. A participating employee may make pre-tax contributions of a percentage of his or her eligible compensation, subject to limitations under the federal tax laws. Employee contributions and the investment earnings thereon are fully vested at all times. The Company does not make matching or profit-sharing contributions.

  The Company also maintains the Oakes Interactive Incorporated 401(k) Plan and Trust (the "Oakes 401(k) Plan"), a defined contribution plan intended to qualify under Section 401 of the Code. All eligible employees who are at least 21 years old and have completed six months' service are eligible to participate in the Oakes 401(k) Plan. An eligible employee may begin to participate in the Oakes 401(k) Plan on the first day of January or July of the Plan year coinciding with or next following the date on which such employee meets the eligibility requirements. A participating employee may make pre-tax contributions of a percentage (up to 10 percent) of his or her eligible compensation, subject to limitations under the federal tax laws. Employee contributions and the investment earnings thereon are fully vested at all times. The Company does not make matching or profit-sharing contributions.

  The Company also maintains the CSI 401(k) Plan and Trust (the "CSI 401(k) Plan"), a defined contribution plan intended to qualify under Section 401 of the Code. All eligible employees who are at least 21 years old and have completed six months' service are eligible to participate in the CSI 401(k) Plan. An eligible employee may begin to participate in the CSI 401(k) Plan on the first day of January, April, July or October coincident with or immediately following the date on which such employee meets the eligibility requirements. A participating employee may make pre-tax contributions of a percentage of his or her eligible compensation, subject to limitations under the federal tax laws. Employee contributions and the investment earnings thereon are fully vested at all times. The Company, at its discretion, may make discretionary contributions on behalf of participants.

EMPLOYMENT AGREEMENT

  In September 1997, in connection with the Company's acquisitions of the Oakes Companies, the Company entered into an Employment Agreement with Kevin Oakes, the Company's President and General Manager, Learning Services. Pursuant to the terms of this agreement, Mr. Oakes receives an annual salary of $150,000, has a target bonus of 35% of his annual salary, and is eligible to receive a maximum bonus of 100% of his annual salary. In addition, Mr. Oakes was granted an option to purchase 17,250 shares of the Company's Common Stock at a price per share of $6.00, in accordance with the terms of the Company's 1995 Plan. Upon the involuntary termination of Mr. Oakes' employment during the one-year term of the employment agreement for other than "Cause" (as defined in the agreement), Mr. Oakes shall be entitled, for a period ending on the later of one year after the effective date of the agreement or six months following the date of such termination, to receive his then-current salary in addition to his then-accrued compensation and benefits (including his accrued pro-rata bonus compensation).

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF
LIABILITY

  As permitted by the Delaware General Corporation Law (the "DGCL"), the Company's Amended and Restated Certificate of Incorporation, which will become effective upon the closing of this offering, includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit.

  As permitted by the DGCL, the Company's Bylaws which will become effective upon the completion of this offering provide that (i) the Company is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to certain very limited exceptions, (ii) the Company may indemnify its other employees and agents to the extent that it indemnifies its officers and directors, unless otherwise required by law, its Amended and Restated Certificate of Incorporation, its Bylaws or agreements, (iii) the Company is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to certain very limited exceptions and (iv) the rights conferred in the Bylaws are not exclusive.

  Prior to the completion of this offering, the Company intends to enter into Indemnification Agreements with each of its current directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Company's Amended and Restated Certificate of Incorporation and Bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Company regarding which indemnification is sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.

                             CERTAIN TRANSACTIONS

  Since January 1, 1995 there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of the Common Stock of the Company or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest other than (i) compensation agreements and other arrangements, which are described where required in "Management," and (ii) the transactions described below.

   1995 Restructuring and Recapitalization. In January 1995, the Company sold Mr. Allen 225,000 shares of Common Stock for an aggregate purchase price of $150,000. In February 1995, the Company underwent a restructuring of its operations. In connection with this restructuring, in March 1995, the Company merged with ASX R&D Corporation, which was formed for the sole purpose of consummating the restructuring, and all of the outstanding capital stock of which was owned by Paul Allen, the founder and a director of the Company. In connection with this merger, Mr. Allen received 11,250 shares of the Company's Common Stock in exchange for the shares of ASX R&D Corporation Common Stock owned by Mr. Allen. All outstanding shares of Common Stock of the Company (other than 288,750 shares of Common Stock then held by Mr. Allen) were repurchased by the Company at a price per share of $0.67 and were canceled in the merger. In connection with the March 1995 merger with ASX R&D Corporation, the Company issued to Mr. Allen an additional 5,550,000 shares of Common Stock in consideration of (i) Mr. Allen's assumption of the Company's outstanding indebtedness under a credit agreement in the amount of approximately $114.6 million and (ii) the issuance by Mr. Allen of a demand promissory note in the aggregate principal amount of approximately $18.4 million, which bore interest at a rate of 8% per annum. The issuance of Common Stock in exchange for the promissory note and assumption of outstanding indebtedness was accounted for as an increase to stockholders' equity of $133.0 million. Interest accrued under the promissory note to the Company was approximately $1.2 million, $1.1 million and $436,000 in 1995, 1996 and 1997, respectively, and principal payments received under this note were approximately $11.9 million and $6.7 million in 1996 and 1997, respectively. This note was repaid in full in October 1997.

  SOFTBANK Investment. In October 1996, the Company sold an aggregate of 388,395 shares of its Class B Stock called "Series A Preferred Stock" (which shares will convert into an aggregate 291,296 shares of Common Stock upon the closing of this offering) at a cash purchase price of $12.88 per share to SOFTBANK Holdings, Inc. ("SOFTBANK"). Gary Rieschel, Senior Vice President of SOFTBANK, serves on the Company's Board of Directors. The Company also entered into an Investor's Rights Agreement with SOFTBANK pursuant to which SOFTBANK has certain demand and piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock. See "Description of Capital Stock--Registration Rights."

  Aimtech Acquisition. In September 1997, the Company acquired Aimtech (the "Aimtech Acquisition"). In connection with the Aimtech Acquisition, the Company issued an aggregate of 2,183,894 shares of Series 4 Class B Stock (which are convertible into 1,637,853 shares of Common Stock), which included 2,111,795 shares of Series 4 Class B Stock valued at $3.0 million issued in exchange for all of Aimtech's outstanding common stock (which are convertible into 1,583,780 shares of Common Stock), 44,171 shares of Series 4 Class B Stock valued at $63,000 issued as a financial advisory fee (which are convertible into 33,128 shares of Common Stock), and 27,928 shares of Series 4 Class B Stock issued under Aimtech's "change of control" severance policy (which are convertible into 20,945 shares of Common Stock). The aggregate dollar value of the Series 4 Class B Stock issued in the Aimtech acquisition was $3.1 million. Dr. Shelley Harrison, a director of the Company, is a managing general partner of Poly Ventures, Limited Partnership ("Poly Ventures"), which was a stockholder of Aimtech. Poly Ventures received 409,392 shares of Series 4 Class B Stock in the Aimtech Acquisition. Upon the closing of this offering, each share of Series 4 Class B Stock will be converted into approximately .75 shares of Common Stock of the Company. In addition, in connection with the Aimtech Acquisition, the Company, Dr. Harrison (as representative of the former stockholders of Aimtech) and Mr. Allen entered into a Voting Agreement, pursuant to which the former Aimtech stockholders were given the right to designate one director of the Company. Dr. Harrison was named as the initial director of the Company designated in this Voting Agreement. This Voting Agreement will terminate upon the completion of this offering.

  Oakes Acquisitions. In September 1997, the Company acquired the Oakes Companies, which consisted of Oakes Interactive Incorporated, Acorn Associates Incorporated and TopShelf Multimedia, Inc. (the "Oakes Acquisitions"). In connection with the Oakes Acquisitions, the Company issued an aggregate of 1,512,500 shares of Series 5 Class B Stock (which are convertible into an aggregate of 1,134,371 shares of Common Stock upon the closing of this offering), in exchange for all of the outstanding shares of common stock of each of the Oakes Companies. The aggregate dollar value of the Series 5 Class B Stock issued in connection with the Oakes Acquisitions was $2.1 million. Kevin Oakes, the Company's President and General Manager, Learning Services, who at the time of the Oakes Acquisitions was the President and a principal shareholder of each of the Oakes Companies, received an aggregate of 680,625 shares of Series 5 Class B Stock (which are convertible into an aggregate of 510,468 shares of Common Stock upon the closing of this offering) in connection with the Oakes Acquisitions. Furthermore, Mr. Oakes' father, Gordon Oakes, who was at the time of the Oakes Acquisitions a principal shareholder of each of the Oakes Companies, also received an aggregate of 680,625 shares of Series 5 Class B Stock in connection with the Oakes Acquisitions. Upon the closing of this offering, each share of Series 5 Class B Stock (which are convertible into an aggregate of 510,468 shares of Common Stock upon the closing of this offering) will be converted into approximately .75 shares of Common Stock of the Company. In addition, in connection with the Oakes Acquisitions, the Company, the shareholders of the Oakes Companies and Mr. Allen entered into a Voting Agreement pursuant to which the former shareholders of the Oakes Companies were given the right to designate one director of the Company. Mr. Oakes was named as the initial director of the Company designated in this Voting Agreement. This Voting Agreement will terminate upon the completion of this offering.

  Vulcan Transactions. The Company subleases approximately 8,200 square feet of office space to Vulcan Northwest Inc. ("Vulcan Northwest"), a company controlled by Mr. Allen. Pursuant to the terms of this sublease, Vulcan Northwest pays rent of $18.25 per square foot per year in monthly installments plus its pro rata portion of any additional rent the Company is required to pay under the prime lease. The term of this sublease commenced in November 1995 and expires upon the expiration of the prime lease. Payments by Vulcan Northwest under this sublease were approximately $27,000, $200,000, $150,000 and $50,000 in 1995, 1996, 1997 and the three months ended March 31, 1998, respectively.

  In March 1998, the Company entered into a Directed Engineering Agreement (the "Engineering Agreement") with Vulcan Northwest, d/b/a APEX ("APEX"), pursuant to which the Company has agreed to develop customized extensions of its Librarian product. The terms of the Engineering Agreement are similar to other custom development arrangements which the Company has entered into with other third parties. Pursuant to the terms of the Engineering Agreement, the Company will retain all intellectual property rights to these extensions. APEX is obligated to pay the Company an aggregate of $250,000 in non-refundable installments upon the achievement by the Company of the following milestones: the specification of functional requirements, the specification of user interface, the delivery of a beta version of Librarian with enhancements, and the delivery of a final version of Librarian with enhancements. Revenue is recognized based upon the percentage of completion method.

  SuperCede Transactions. In June 1997, the Company contributed certain technology assets related to its SuperCede development project to a wholly-owned subsidiary in exchange for 3,500,000 shares of common stock of that subsidiary and a license back to the Company of such technology assets for use in the Company's online learning products (the "SuperCede License"). In August 1997, Vulcan Ventures Inc. ("Vulcan Ventures"), a venture capital company controlled by Mr. Allen, loaned to SuperCede an aggregate of $1.75 million which was evidenced by a convertible promissory note (the "SuperCede Note"). In September 1997, the Company's SuperCede common stock was converted into 3,500,000 shares of SuperCede Series B Preferred Stock in consideration for the cancellation of the SuperCede License, pursuant to the terms of a Series B Preferred Stock Exchange Agreement between the Company and SuperCede. In September 1997, SuperCede sold an aggregate of 3,500,000 shares of its Series A Preferred Stock to Vulcan Ventures for a purchase price of $2.00 per share, including cancellation of the indebtedness represented by the SuperCede Note. On the date the Company exchanged its SuperCede common stock for SuperCede Series B Preferred Stock and SuperCede sold its Series A Preferred Stock to an entity affiliated with the Company's principal stockholder, SuperCede had a deficit in stockholders' equity of $1,357,000. The Company treated the transaction in a manner similar to a sale of stock by its subsidiary. Because the holder of SuperCede's Series A Preferred Stock has rights and preferences superior to those of SuperCede's Series B Preferred Stock, the Company's share of SuperCede's net assets is $0. Therefore, the Company increased the carrying amount of its investment in SuperCede to $0. The increase in the carrying amount of the Company's investment in SuperCede was reflected as an increase of $1,402,000 to additional paid-in capital. The Company accounts for its investment in SuperCede using the equity method of accounting. The Company subleases approximately 8,500 square feet of office space in the Company's headquarters to SuperCede pursuant to a sublease which was entered into in June 1997. Pursuant to the terms of this sublease, SuperCede pays rent of $20.00 per square foot per year in monthly installments plus SuperCede's pro rata portion of any additional rent the Company is required to pay under the prime lease. The term of this sublease commenced in June 1997 and expires upon the expiration of the prime lease for the Company's headquarters in October 1999. In 1997, SuperCede made payments to the Company under this sublease of $40,000 and $40,000 in 1997 and the three months ended March 31, 1998, respectively.

  Infomodelers Spin-off, Investment and Sublease. In October 1996, the Company spun off certain assets, employees and liabilities relating to its Client/Server Tools Division into a newly-created wholly-owned subsidiary, ASX Corporation, which was subsequently renamed ConQuer Data, Inc. and later renamed Infomodelers, Inc. ("Infomodelers"). In connection with this spin-off (the "Infomodelers Spin-off"), the Company and Infomodelers entered into a Technology Transfer and License Agreement (the "Technology Transfer and License Agreement") under which the Company transferred to Infomodelers certain technologies relating to its Client/Server Tools Division (the "Infomodelers Technology") in exchange for (i) 3,500,000 shares of Infomodelers Common Stock, (ii) a royalty of 8% of sales of products and services based on the Infomodelers Technology for a five year period and (iii) a license for the Company to use the then-current Infomodelers Technology in non-competing products. The Technology Transfer and License Agreement was amended in January 1998 to provide that (i) the Company would be licensed to use the then-most recent versions of the Infomodelers Technology and of Infomodelers' "Active Query" technology in its online enterprise learning products, (ii) the Company would forego the 8% royalty on sales of products and services based on the Infomodelers Technology and (iii) the Company would license Infomodelers to use the Company's InfoAssistant technology, a technology unrelated to the Company's online enterprise learning products.

  The Company and Infomodelers also entered into an Asset Purchase and Loan Agreement in October 1996, whereby (i) the Company sold to Infomodelers the assets (including property and equipment, software patents and trademarks covering the Infomodelers Technology previously transferred under the Technology Transfer and License Agreement described above) of the Company's Client/Server Tools Division in exchange for a stated value of $500,000 and Infomodelers' agreement to assume liabilities associated with third-party contracts relating to the business and accrued compensation for transferred employees and (ii) the Company loaned Infomodelers $1.0 million. Both the purchase price of the assets and the loan were reflected in a $1.5 million promissory note from Infomodelers to the Company. In November 1996, this promissory note was canceled in exchange for the issuance to the Company of 700,000 shares of Infomodelers Series A Preferred Stock. The transaction was accounted for using the Company's historical cost basis in the assets and liabilities sold. Accordingly, no gain or loss was recognized.

  In October 1996, the Company distributed an aggregate of 2,802,774 shares of Infomodelers Common Stock to its existing stockholders (in the form of a dividend) and holders of vested options (in the form of a stock bonus). In connection with this distribution, Mr. Allen, a director and principal stockholder of the Company, received 2,422,243 shares of Infomodelers Common Stock. Subsequent to the completion of these transactions, the Company's investment in Infomodelers was $950,000.

  In October 1996, the Company entered into a sublease agreement with Infomodelers, under which the Company subleases to Infomodelers approximately 6,350 square feet of office space in the Company's headquarters. Rent is payable directly from Infomodelers to the prime landlord in accordance with the terms of the Company's prime lease on the property. Infomodelers has notified the Company that it intends to terminate this sublease in May 1998. Infomodelers made payments to the Company under this sublease of $36,000, $145,000 and $26,000 in 1996, 1997 and the three months ended March 31, 1998, respectively.

  In March 1998, the Company sold all 700,000 shares of its Infomodelers Series A Preferred Stock for an aggregate purchase price of approximately $2.0 million in cash, and sold 16 of its 19 shares (on a post 1-for-

35,647 reverse stock split basis) of Infomodelers Common Stock for an aggregate purchase price of approximately $390,000 in cash, to Vulcan Ventures, Inc., an entity controlled by Mr. Allen.

  Transactions with Multimedia Asia Pacific. In December 1996, the Company issued, pursuant to a Series B Stock Purchase Agreement (the "Series B Agreement"), 388,395 shares of its Class B Stock called "Series B Preferred Stock" to Multimedia Asia Pacific Pty. Ltd. ("Multimedia Asia Pacific") for an aggregate purchase price of approximately $5.0 million. Of this amount, $502,528 was paid in cash (representing 39,015 shares of Series B Preferred Stock which were fully paid) and $4.5 million was paid with a promissory note (the "Series B Note"), which bore interest at a rate of 6% per annum. Of these shares, 349,380 shares were pledged to secure the Series B Note. Mr. Allen owns 10% of the outstanding capital stock of Multimedia Asia Pacific. Under the terms of the Series B Note, one installment of $500,000 (plus accrued interest) was paid to the Company in January 1997, resulting in the release of an additional 38,820 shares of Series B Preferred Stock from the pledge. The remaining indebtedness was to be repaid in four consecutive monthly installments of $1.0 million (plus accrued interest).

  In January 1997, the Company and Asymetrix Asia Pacific Pty. Ltd., which is a wholly-owned subsidiary of Multimedia Asia Pacific and which is licensed by the Company to use the name Asymetrix Asia Pacific ("Asymetrix Asia Pacific"), entered into an Exclusive Master Distributor Agreement (the "Distributor Agreement") under which Asymetrix Asia Pacific acted as the exclusive distributor of certain of the Company's products within the Asia Pacific region (excluding Japan). The Distributor Agreement replaced a previous distributor agreement entered into between the Company and Asymetrix Asia Pacific in January 1994. As of October 31, 1997, Asymetrix Asia Pacific owed the Company $870,686 pursuant to the terms of the Distributor Agreement, a substantial portion of which was overdue and, therefore, caused a breach of the Distributor Agreement, which breach caused the entire amount owed thereunder to become immediately due and payable. In addition, as of October 31, 1997, Multimedia Asia Pacific owed the Company $4.0 million (plus accrued interest) under the Series B Note.

  In settlement of these outstanding amounts, on October 31, 1997 the Company, Asymetrix Asia Pacific and Multimedia Asia Pacific entered into an agreement (the "Resolution Agreement") which resolved the outstanding debts of Asymetrix Asia Pacific and Multimedia Asia Pacific to the Company and which set forth revised terms and conditions pursuant to which Asymetrix Asia Pacific may continue to function as the Company's exclusive distributor in the Asia Pacific region. Pursuant to the Resolution Agreement, (i) all shares of Series B Preferred Stock that were pledged to secure the Series B Note were retained and canceled by the Company in full satisfaction of the amounts due under the Series B Note, (ii) all 77,835 shares of Series B Preferred Stock that were then fully paid were redeemed by the Company in exchange for $750,000 owed by Asymetrix Asia Pacific to the Company under the Distributor Agreement, and
(iii) the Series B Agreement and the Series B Note were canceled. Asymetrix Asia Pacific repaid all remaining amounts owned under the Distributor Agreement in January 1998.

  In addition, the Company and Asymetrix Asia Pacific entered into an Amended and Restated Exclusive Master Distributor Agreement (the "Amended Distributor Agreement"), which took effect as of January 1, 1998 and which replaced the Distributor Agreement. Pursuant to the Amended Distributor Agreement, Asymetrix Asia Pacific was to be the exclusive distributor of certain of the Company's products in the Asia Pacific region so long as Asymetrix Asia Pacific met certain quarterly minimum commitment levels and meets certain other obligations. The exclusivity under the Amended Distributor Agreement was terminated in March 1998 when Asymetrix Asia Pacific failed to meet its performance obligations. In connection with the termination of this exclusivity, the Company revoked the license to use the name Asymetrix Asia Pacific, subject to a transition period ending July 1, 1998. The Amended Distributor Agreement terminates on December 31, 1998.

  The Company believes that the terms of each of the transactions described above, taken as a whole, were no less favorable than the Company could have obtained from unaffiliated third parties. All future transactions between the Company and its officers, directors and principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of March 31, 1998 and as adjusted to reflect the sale by the Company of the 3,000,000 shares of Common Stock offered hereby by: (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers and
(iv) all directors and executive officers of the Company as a group.

                                                        PERCENTAGE OF
                                                         COMMON STOCK
                                        NUMBER OF   BENEFICIALLY OWNED(1)
                                          SHARES    --------------------------
                                       BENEFICIALLY  BEFORE          AFTER
NAME OF BENEFICIAL OWNER                  OWNED     OFFERING      OFFERING(2)
------------------------               ------------ ----------    ------------
Paul G. Allen(3).....................   5,909,374           58.0%          44.8%
Cynthia Boyd(4)......................     550,193            5.4            4.2
James Boyd(5)........................     550,193            5.4            4.2
Kevin M. Oakes(6)....................     510,467            5.0            3.9
Gordon Oakes.........................     510,467            5.0            3.9
James A. Billmaier(7)................     318,749            3.1            2.4
Shelley Harrison, Ph.D.(8)...........     307,043            3.0            2.3
Gary Rieschel(9).....................     291,294            2.9            2.2
E. Charles Ellison(10)...............     142,500            1.4            1.1
John D. Atherly(11)..................      73,775              *              *
Bert Kolde(12).......................      71,250              *              *
Steven Martino(13)...................      55,623              *              *
John M. Kellum(14)...................      54,374              *              *
All officers and directors as a group
 (11 persons)(15)....................   7,766,701           71.3           55.8

--------
* Less than 1% of the Company's outstanding Common Stock
 (1) Percentage ownership reflects the proposed three-for-four reverse stock split of the Company's Common Stock to occur immediately prior to the closing of this offering and is based on 10,124,822 shares outstanding as of March 31, 1998, including shares issuable upon conversion of all outstanding Class B Stock into Common Stock in connection with this offering (of which 331,246 shares will remain held in escrow to secure certain indemnification obligations of former stockholders of Aimtech under the Agreement and Plan of Reorganization relating to the acquisition of Aimtech), and shares outstanding after the offering. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of March 31, 1998 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. The address for each holder of more than 5% of the Company's Common Stock is c/o the Company, 110-110th Avenue NE, Bellevue, Washington 98004. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
 (2) Assumes the Underwriters' over-allotment option is not exercised.
 (3) Includes 59,374 shares subject to stock options exercisable within 60 days of March 31, 1998. Mr. Allen is the founder and a director of the Company.
 (4) Includes 137,548 shares held of record by James Boyd, Ms. Boyd's spouse.
 (5) Includes 412,645 shares held of record by Cynthia Boyd, Mr. Boyd's spouse.
 (6) Mr. Oakes is President and General Manager, Learning Services and a director of the Company.
 (7) Represents shares subject to stock options exercisable within 60 days of March 31, 1998. Mr. Billmaier is the Chief Executive Officer and a director of the Company.
 (8) Represents shares held of record by Poly Ventures, Limited Partnership ("Poly Ventures"). Dr. Harrison is a managing general partner of Poly Ventures. Dr. Harrison disclaims beneficial ownership of shares held by Poly Ventures except to the extent of his pecuniary interest therein.
 (9) Represents shares held of record by SoftVen No. 2 Investment Enterprise Partnership. Mr. Rieschel, a Senior Vice President of SOFTBANK, an affiliate of SoftVen No. 2 Investment Enterprise Partnership, is a director of the Company. Mr. Rieschel disclaims beneficial ownership of such shares.
(10) Represents shares subject to stock options exercisable within 60 days of March 31, 1998. Mr. Ellison is Vice President, Business Development of the Company.
(11) Includes 73,700 shares subject to stock options exercisable within 60 days of March 31, 1998. Mr. Atherly is Vice President, Finance and Administration and Chief Financial Officer of the Company.
(12) Represents shares subject to stock options exercisable within 60 days of March 31, 1998. Mr. Kolde is Chairman of the Board of the Company.
(13) Represents shares subject to stock options exercisable within 60 days of March 31, 1998. Mr. Martino is Vice President, Sales of the Company.
(14) Represents shares subject to stock options exercisable within 60 days of March 31, 1998. Mr. Kellum is Vice President and General Manager, Online Learning Products of the Company.
(15) Represents the shares described in footnotes (3) and (6)-(14), plus an additional 32,252 shares beneficially owned by one other executive officer of the Company, of which 30,002 shares were subject to stock options exercisable within 60 days of March 31, 1998.

                         DESCRIPTION OF CAPITAL STOCK

  As of March 31, 1998, assuming the conversion of all outstanding shares of Class B Stock into shares of Common Stock, there were outstanding 10,124,822 shares of Common Stock, each with a par value of $0.01, held of record by approximately 225 stockholders, and outstanding options to purchase 3,600,111 shares of Common Stock.

  Immediately prior to the closing of this offering, the Company intends to reincorporate in the State of Delaware and, upon the closing of this offering, the Company intends to amend and restate its Certificate of Incorporation. The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the forms of the Company's Amended and Restated Certificate of Incorporation and Bylaws to be effective upon the closing of this offering, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by the provisions of applicable law.

COMMON STOCK

  Upon the closing of this offering, the Company will be authorized to issue 40,000,000 shares of Common Stock. Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board from time to time may determine. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors will not be authorized by the Company's Amended and Restated Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock and payment of other claims of creditors. Each outstanding share of Common Stock is, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

  Upon the closing of this offering, all outstanding shares of Class B Stock (the "Convertible Preferred") will be converted into shares of Common Stock. See Note 10 of Notes to the Company's Consolidated Financial Statements for a description of the Convertible Preferred. Following the offering, the Company will be authorized to issue 2,000,000 shares of Preferred Stock. The Board is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders. The Board may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of Common Stock and, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

REGISTRATION RIGHTS

  Following this offering, the holder of 291,294 shares of Common Stock (representing the Common Stock issuable upon conversion of the series of the Company's Class B Stock called "Series A Preferred Stock") will have certain rights to cause the Company to register those shares (the "Registrable Securities") under the Securities Act pursuant to the Investors' Rights Agreement. The Company is required to effect one such demand registration. These registration rights are subject to certain conditions and limitations, including (i) the right, under certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and (ii) the right of the Company to delay the filing of a registration statement for not more than 90 days after receiving the registration demand. The Company is obligated to pay all registration expenses incurred in connection with such registration (other than underwriters' discounts and commissions) and the reasonable fees and expenses of a single counsel to the selling stockholder.

  The holder of the Series A Preferred Stock may also require the Company, on no more than two occasions, to register all or a portion of the Registrable Securities on Form S-3 under the Securities Act when such form becomes available for use by the Company, if the securities to be so registered represent an aggregate selling price to the public of not less than $250,000. These registration rights are subject to certain conditions and limitations, including the right of the Company to delay the filing of such a registration statement for a period of not more than 90 days after receiving the registration demand. The Company is obligated to pay all registration expenses incurred in connection with such registration (other than underwriters' discounts and commissions) and the reasonable fees and expenses of a single counsel to the selling holder.

  If the Company proposes to register any of its securities under the Securities Act, whether or not for sale for its own account, other than in connection with a Company employee benefit plan or a corporate reorganization, the holder of the Series A Preferred Stock, together with the holders of an aggregate of 3,479,597 shares of Common Stock, will be entitled to notice of such registration and are entitled to include such securities therein. These rights are subject to certain conditions and limitations, including the right, under certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration. The Company is obligated to pay all registration expenses incurred in connection with such registration (other than underwriters' discounts and commissions). If the Company were to initiate a registration and include shares pursuant to this "piggyback" right, such sales might have an adverse effect on the Company's ability to raise capital.

  Each stockholder's registration rights expire upon the earlier of the fifth anniversary of the closing of this offering or such time that such stockholder can sell all of his, her or its stock under Rule 144(k).

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

  Upon the closing of this offering, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Anti-Takeover Law") regulating corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any such persons) for three years following the date that such stockholder became an "interested stockholder" unless (i) the transaction is approved by the Board of Directors prior to the date the "interested stockholder" attained such status, (ii) upon consummation of the transaction that resulted in the stockholder's becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder." A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-

Takeover Law. The statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

  The Company's Amended and Restated Certificate of Incorporation and Bylaws, which will be in effect upon the completion of this offering, will provide for the division of the Board into three classes as nearly equal in size as possible with staggered three-year terms. The classification of the Board could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company. In addition, the Bylaws will provide that any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The Bylaws will provide that special meetings of the stockholders may only be called by the Chairman of the Board, the Chief Executive Officer of the Company or the Board.

  The Company's Amended and Restated Certificate of Incorporation and Bylaws will provide that the Company will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to the Company, which may include services in connection with takeover defense measures. Such provisions may have the effect of preventing changes in the management of the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is ChaseMellon Shareholder Services, L.L.C.

LISTING

  The Company's Common Stock has been approved for quotation on the Nasdaq National Market under the trading symbol "ASYM."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since the substantial majority of the Company's outstanding Common Stock (other than the shares offered hereby) will not be available for sale immediately after this offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after these restrictions lapse could adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise equity capital in the future.

  Upon completion of this offering, the Company will have outstanding an aggregate of 13,248,391 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options (based on shares outstanding as of May 31, 1998 and after giving effect to the acquisition of SSA). Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (the "Affiliates"). The remaining 10,248,391 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below. All officers and directors and certain stockholders and option holders of the Company have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership
of), any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of NationsBanc Montgomery Securities LLC. As a result of the contractual restrictions described below and the provisions of Rule 144 and 701, the Restricted Shares will be available for sale in the public market as follows:
(i) 3,450 shares will be eligible for immediate sale on the date of this Prospectus; (ii) 246,644 shares will be eligible for sale 90 days after the date of this Prospectus; (iii) an additional 9,323,517 shares will be eligible for sale upon expiration of the lock-up agreements 180 days after the date of this Prospectus, subject in the case of 9,065,168 of such shares to the volume limitations of Rule 144, and (iv) the remaining shares will become eligible for sale on December 19, 1998 with respect to 9,372 shares, on December 22, 1998 with respect to 550,193 shares, on March 16, 1999 with respect to 13,215 shares and on May 22, 1999 with respect to 102,000 shares, in each case subject to the volume limitations of Rule 144.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then outstanding (which will equal approximately 132,268 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering. In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of the Company who purchases shares from the Company in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares

90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

  Upon completion of this offering, the holder of 291,294 shares of Common Stock issuable upon conversion of Class B Stock, or its transferees, will be entitled to certain demand registration rights with respect to such shares. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for share purchases by affiliates) immediately upon the effectiveness of such registration.

  The Company intends to file a registration statement under the Securities Act covering (i) 1,687,500 shares of Common Stock reserved for issuance under the Equity Incentive Plan and the Directors Plan, (ii) the shares subject to outstanding options under the 1995 Plan, (iii) 14,573 shares of Common Stock subject to an option not granted under the 1995 Plan and (iv) an additional number of shares to be reserved for issuance under the Equity Incentive Plan equal to the number of shares reserved for future issuance under the 1995 Plan. As of March 31, 1998, options to purchase 3,600,111 shares of Common Stock were issued and outstanding and 174,902 shares of Common Stock were reserved for future issuance under the 1995 Plan. See "Management--Employee Benefit Plans." Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), represented by NationsBanc Montgomery Securities LLC, BancAmerica Robertson Stephens and Hambrecht & Quist LLC (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                                       NUMBER OF
   UNDERWRITERS                                                         SHARES
   ------------                                                        ---------
   NationsBanc Montgomery Securities LLC..............................
   BancAmerica Robertson Stephens.....................................
   Hambrecht & Quist LLC..............................................
                                                                       ---------
     Total............................................................ 3,000,000
                                                                       =========

  The Representatives have advised the Company that the Underwriters initially propose to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $ per share, and the Underwriters may allow, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. After the offering, the offering price and concessions and other selling terms may be changed by the Representatives. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 450,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 3,000,000 shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  All of the Company's officers and directors and certain stockholders have agreed that, subject to certain exceptions, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, directly or indirectly sell, offer to sell or otherwise dispose of any such shares of Common Stock or any right to acquire such shares. In addition, the Company has agreed that, for a period of 180 days after the date of this Prospectus, it will not, without the prior written consent of NationsBanc Montgomery Securities LLC, issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable for the Common Stock or other equity security, other than the grant of options to purchase Common Stock, or the issuance of shares of Common Stock under the Company's stock option and stock purchase plans, the issuance of shares of Common Stock in connection with certain acquisitions and the issuance of shares of Common Stock pursuant to the exercise of outstanding options.

  Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations will be the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the offering, the market prices of and demand for publicly traded common stock of comparable companies in recent periods and other factors deemed relevant.

  The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities and Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  The Representatives have informed the Company that the Underwriters do not expect to make sales in excess of five percent of the number of shares of Common Stock offered hereby to accounts over which they exercise discretionary authority.

  Certain affiliates of the Representatives have, from time to time, performed certain banking services for the Company, for which they have received customary fees and expenses.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Fenwick & West LLP, Palo Alto, California. Attorneys at Fenwick & West LLP will purchase an aggregate of 4,000 shares of Common Stock in this offering. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                            CHANGES IN ACCOUNTANTS

  On December 29, 1997, the Board of Directors authorized the Company to retain KPMG Peat Marwick LLP as its independent public accountants and to dismiss its former accountants, Ernst & Young LLP. The report of Ernst & Young LLP for the year ended December 31, 1996 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or applications or accounting principles. During the year ended December 31, 1996 and through the date of replacement, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

                                    EXPERTS

  The consolidated financial statements of the Company as of and for the year ended December 31, 1997 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of the Company at December 31, 1996, and for each of the two years in the period ended December 31, 1996; appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of Aimtech Corporation as of December 31, 1996 and for the year ended December 31, 1996 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report which includes an explanatory paragraph that describes the uncertainty regarding the substantial doubt about Aimtech Corporation's ability to continue as a going concern discussed in note 1 to the financial statements.

  The financial statements of Communications Strategies, Incorporated at December 31, 1996 and September 30, 1997 and for the year ended December 31, 1996 and the nine months ended September 30, 1997 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein and upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedule filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedule filed therewith. Statements contained in this Prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the exhibits and schedule filed therewith may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                        ASYMETRIX LEARNING SYSTEMS, INC.

                                                                            PAGE
                                                                            ----
ASYMETRIX LEARNING SYSTEMS, INC.
Independent Auditors' Reports..............................................  F-2
Consolidated Balance Sheets................................................  F-4
Consolidated Statements of Operations......................................  F-5
Consolidated Statements of Stockholders' Equity (Deficit)..................  F-6
Consolidated Statements of Cash Flows......................................  F-7
Notes to Consolidated Financial Statements.................................  F-9
CONSOLIDATED CONDENSED PRO FORMA FINANCIAL STATEMENTS
Overview................................................................... F-26
Pro Forma Consolidated Statement of Operations............................. F-29
Notes to Consolidated Pro Forma Financial Statements....................... F-30
AIMTECH CORPORATION
Report of Independent Public Accountants .................................. F-31
Consolidated Balance Sheets................................................ F-32
Consolidated Statements of Operations...................................... F-33
Consolidated Statements of Stockholders' Equity (Deficit).................. F-34
Consolidated Statements of Cash Flows...................................... F-35
Notes to Consolidated Financial Statements................................. F-36
COMMUNICATIONS STRATEGIES, INCORPORATED
Independent Auditors' Report .............................................. F-43
Balance Sheets............................................................. F-44
Statements of Income and Retained Earnings................................. F-45
Statements of Cash Flows................................................... F-46
Notes to Financial Statements.............................................. F-47

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Asymetrix Learning Systems, Inc.:

  We have audited the accompanying consolidated balance sheet of Asymetrix Learning Systems, Inc. and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asymetrix Learning Systems, Inc. and subsidiaries at December 31, 1997, and the consolidated results of its operations and its cash flows for year then ended, in conformity with generally accepted accounting principles.

                                                     KPMG Peat Marwick LLP

Seattle, Washington

March 27, 1998, except as to note 12 which is as of June 10, 1998.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Asymetrix Learning Systems, Inc.:

  We have audited the accompanying consolidated balance sheet of Asymetrix Learning Systems, Inc. as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Companys' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asymetrix Learning Systems, Inc. at December 31, 1996, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




                                          Ernst & Young LLP

Seattle, Washington
April 23, 1997

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                    DECEMBER 31,
                                 --------------------
                                                                     PRO FORMA
                                                                   STOCKHOLDERS'
                                                                     EQUITY AT
                                                        MARCH 31,    MARCH 31,
                                   1996       1997        1998         1998
                                 ---------  ---------  ----------- -------------
                                                       (UNAUDITED)  (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents.....  $   3,763  $   2,454   $  2,911
 Note receivable from principal
  stockholder..................      9,035         --         --
 Accounts receivable, net of
  credit and sales allowances
  of $3,346 in 1996, $1,148 in
  1997, and $1,173 in 1998.....      1,793      7,105      5,876
 Inventories...................        720        480        421
 Prepaid royalties and
  licenses.....................        278         79        118
 Receivables from related
  companies....................        128        299        314
 Other current assets..........        547        343        703
                                 ---------  ---------   --------
  Total current assets.........     16,264     10,760     10,343
Property and equipment, net....      1,182      1,834      1,718
Purchased technology...........        316        451        405
Goodwill, net .................         --      8,190      8,189
Investment in Infomodelers,
 Inc. .........................        838        204         --
Other assets...................        127        125        125
                                 ---------  ---------   --------
  Total assets.................  $  18,727  $  21,564     20,780
                                 =========  =========   ========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities:
 Accounts payable..............  $   2,354  $   1,956   $  1,455
 Accrued compensation and
  benefits.....................      1,696      2,164      2,209
 Deferred revenue..............      1,103      2,981      2,247
 Payables to related companies.         26         --         --
 Notes payable.................         --        762        810
 Reserve for restructuring
  costs .......................        653        375        375
 Other current liabilities.....        585      1,915      1,398
                                 ---------  ---------   --------
  Total current liabilities....      6,417     10,153      8,494
Other noncurrent liabilities...         --        181        164
                                 ---------  ---------   --------
Total liabilities..............      6,417     10,334      8,658
                                 ---------  ---------   --------
Redeemable common stock, $0.01
 par value; issued and
 outstanding no shares in 1996
 and 191,489 shares in 1997 and
 1998; (aggregate redemption
 value of $3,000 in 1997 and
 1998).........................         --      1,468      2,234     $      --
Stockholders' equity:
 Class B Stock, $0.01 par
  value:
 Authorized 5,000,000 shares;
  issued and outstanding,
  814,290 shares in 1996,
  4,322,289 shares in 1997, and
  4,321,389 shares in 1998.....
 Liquidation preference of
  $5,805 in 1996 and $5,303 in
  1997 and 1998................          8         43         43            43
 Common stock, $0.01 par value:
 Authorized 40,000,000 shares;
  issued and outstanding
  5,915,201 shares in 1996,
  6,625,036 shares in 1997, and
  6,692,365 shares in 1998
  (6,883,854 shares pro forma).         59         66         67            69
 Additional paid-in capital....    162,862    169,075    170,162       172,394
 Accumulated deficit...........   (146,146)  (159,261)  (159,572)     (159,572)
 Deferred stock compensation...         --         --       (736)         (736)
 Class B stock subscription
  receivable ..................     (4,500)        --         --            --
 Accumulated other
  comprehensive income (loss)..         27       (161)       (76)          (76)
                                 ---------  ---------   --------     ---------
  Total stockholders' equity...     12,310      9,762      9,888     $  12,122
                                                                     =========
Commitments....................
                                 ---------  ---------   --------
  Total liabilities and
   stockholders' equity........  $  18,727  $  21,564   $ 20,780
                                 =========  =========   ========

          See accompanying notes to consolidated financial statements.

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                THREE MONTHS
                                          YEAR ENDED                ENDED
                                         DECEMBER 31,             MARCH 31,
                                  ----------------------------  --------------
                                    1995      1996      1997     1997    1998
                                  --------  --------  --------  ------  ------
                                                                 (UNAUDITED)
Revenue:
  Product revenue:
   Online learning products...... $     --  $  3,135  $  7,056  $1,403  $2,069
   Other products................   16,238    11,165    10,425   2,811   1,540
                                  --------  --------  --------  ------  ------
    Total product revenue........   16,238    14,300    17,481   4,214   3,609
  Services revenue...............    1,926     2,955     6,583     770   4,186
                                  --------  --------  --------  ------  ------
     Total revenue...............   18,164    17,255    24,064   4,984   7,795
                                  --------  --------  --------  ------  ------
Cost of revenue:
  Product revenue:
   Online learning products......       --       136       585      58     196
   Other products................    3,343     2,946     2,069     481     289
                                  --------  --------  --------  ------  ------
    Total cost of product
     revenue.....................    3,343     3,082     2,654     539     485
  Services revenue...............    1,270     2,100     4,137     490   2,746
                                  --------  --------  --------  ------  ------
     Total cost of revenue.......    4,613     5,182     6,791   1,029   3,231
                                  --------  --------  --------  ------  ------
Gross margin.....................   13,551    12,073    17,273   3,955   4,564
                                  --------  --------  --------  ------  ------
Operating expenses:
   Research and development......   13,315    12,122     8,115   2,246   1,435
   Sales and marketing...........   11,984    14,989    13,589   3,443   3,251
   General and administrative....    3,997     4,292     4,432     897   1,596
   Loss on impairment of assets..       --     2,787        --      --      --
   Restructuring charge..........    3,318     1,104        --      --      --
   Acquired in-process research
    and development..............       --        --     4,064      --      --
                                  --------  --------  --------  ------  ------
   Total operating expenses......   32,614    35,294    30,200   6,586   6,282
                                  --------  --------  --------  ------  ------
Loss from operations.............  (19,063)  (23,221)  (12,927) (2,631) (1,718)
                                  --------  --------  --------  ------  ------
Other income (expense):
   Other expense.................       --    (1,128)       --      --      --
   Interest income from principal
    stockholder..................    1,222     1,066       436     182      --
   Interest expense paid by
    principal stockholder........   (1,846)       --        --      --      --
   Other interest income, net....       50        36        48      44       4
   Equity in income (losses) from
    Infomodelers, Inc............       --      (112)     (634)   (150)  2,169
                                  --------  --------  --------  ------  ------
    Total other income (expense).     (574)     (138)     (150)     76   2,173
                                  --------  --------  --------  ------  ------
Income (loss) before income
 taxes...........................  (19,637)  (23,359)  (13,077) (2,555)    455
Provision for income taxes.......       78       196        38      --      --
                                  --------  --------  --------  ------  ------
Net income (loss)................ $(19,715) $(23,555) $(13,115) (2,555)    455
Accretion of redemption value of
 redeemable common stock.........       --        --        --      --    (766)
                                  --------  --------  --------  ------  ------
Net loss attributable to common
 stockholders.................... $(19,715)  (23,555)  (13,115) (2,555)   (311)
                                  ========  ========  ========  ======  ======
Basic and diluted net loss per
 share........................... $  (6.78) $  (4.01) $  (2.17) $(0.43) $(0.05)
                                  ========  ========  ========  ======  ======
Shares used to compute basic and
 diluted net loss per share......    2,907     5,879     6,038   5,932   6,657
                                  ========  ========  ========  ======  ======

          See accompanying notes to consolidated financial statements.

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                        ACCUMU-
                                                                                                         LATED
                                                                                                         OTHER
                                                                                  CLASS B               COMPRE-
                     CLASS B STOCK      COMMON STOCK    ADDITIONAL   DEFERRED      STOCK      ACCUMU-   HENSIVE
                    ----------------- -----------------  PAID-IN      STOCK     SUBSCRIPTION   LATED    INCOME
                     SHARES    AMOUNT  SHARES    AMOUNT  CAPITAL   COMPENSATION  RECEIVABLE   DEFICIT   (LOSS)   TOTAL
                    ---------  ------ ---------  ------ ---------- ------------ ------------ ---------  ------- --------
Balance at January
 1, 1995..........         --   $--     347,500   $ 3    $ 17,592     $  --        $   --    $(102,876)  $ (87) $(85,368)
Common stock
 repurchased......         --    --     (58,750)   (1)        (38)       --            --           --      --       (39)
Exchange of common
 stock for debt
 and note
 receivable.......         --    --   5,561,250    56     132,956        --            --           --      --   133,012
Stock options
 exercised........         --    --       4,583    --           7        --            --           --      --         7
Interest expense
 paid by
 stockholder......         --    --          --    --       1,846        --            --           --      --     1,846
Net loss..........         --    --          --    --          --        --            --      (19,715)     --   (19,715)
Translation
 adjustments......         --    --          --    --          --        --            --           --      (7)       (7)
                    ---------   ---   ---------   ---    --------     -----        ------    ---------   -----  --------
Balance at
 December 31,
 1995.............         --    --   5,854,583    58     152,363        --            --     (122,591)    (94)   29,736
Common stock
 issued for
 services.........         --    --       6,076    --           7        --            --           --      --         7
Series 1 Class B
 stock issued for
 services.........     37,500    --          --    --         300        --            --           --      --       300
Series A preferred
 Class B stock
 issued for cash..    388,395     4          --    --       4,826        --            --           --      --     4,830
Series B preferred
 Class B stock
 issued for cash
 and Class B Stock
 subscription
 receivable.......    388,395     4          --    --       4,999        --        (4,500)          --      --       503
Stock options
 exercised........         --    --      54,542     1          86        --            --           --      --        87
Dividend of
 Infomodelers
 stock............         --    --          --    --        (219)       --            --           --      --      (219)
Stock
 compensation.....         --    --          --    --         500        --            --           --      --       500
Net loss..........         --    --          --    --          --        --            --      (23,555)     --   (23,555)
Translation
 adjustments......         --    --          --    --          --        --            --           --     121       121
                    ---------   ---   ---------   ---    --------     -----        ------    ---------   -----  --------
Balance at
 December 31,
 1996.............    814,290     8   5,915,201    59     162,862        --        (4,500)    (146,146)     27    12,310
Stock options
 exercised........         --    --     341,757     3         362        --            --           --      --       365
Series 4 Class B
 stock issued in
 acquisitions.....  2,383,894    24          --    --       3,361        --            --           --      --     3,385
Series 5 Class B
 stock issued in
 acquisitions.....  1,512,500    15          --    --       2,133        --            --           --      --     2,148
Common stock
 issued in
 acquisitions.....         --    --     368,078     4       2,818        --            --           --      --     2,822
Stock options
 issued in
 acquisitions.....         --    --          --    --          89        --            --           --      --        89
Net liability spun
 off in SuperCede
 transaction......         --    --          --    --       1,402        --            --           --      --     1,402
Stock
 compensation.....         --    --          --    --         822        --            --           --      --       822
Payment of Class B
 stock
 subscription
 receivable.......         --    --          --    --          --        --           500           --      --       500
Interest on Class
 B stock
 subscription
 receivable.......         --    --          --    --          --        --           (28)          --      --       (28)
Cancellation of
 Series B
 preferred Class B
 stock............   (388,395)   (4)         --    --      (4,774)       --         4,028           --      --      (750)
Net loss..........         --    --          --    --          --        --            --      (13,115)     --   (13,115)
Translation
 adjustments......         --    --          --    --          --        --            --           --    (188)     (188)
                    ---------   ---   ---------   ---    --------     -----        ------    ---------   -----  --------
Balance at
 December 31,
 1997.............  4,322,289   $43   6,625,036   $66    $169,075        --        $   --    $(159,261)  $(161) $  9,762
Stock options
 exercised
 (unaudited)......         --    --      55,369     1          73        --            --           --      --        74
Common stock
 issued in
 acquisitions
 (unaudited)......         --    --      13,215    --         145        --            --           --      --       145
Stock compensation
 (unaudited)......         --    --          --    --         871      (736)           --           --      --       135
Cancellation of
 common stock
 (unaudited)......         --    --      (1,255)   --          (2)       --            --           --      --        (2)
Cancellation of
 Series 4 Class B
 stock
 (unaudited)......      (900)    --          --    --          --        --            --           --      --        --
Accretion of
 redemption value
 of redeemable
 common stock
 (unaudited)......         --    --          --    --          --        --            --         (766)     --      (766)
Net income
 (unaudited)......         --    --          --    --          --        --            --          455      --       455
Translation
 adjustments
 (unaudited)......         --    --          --    --          --        --            --           --      85        85
                    ---------   ---   ---------   ---    --------     -----        ------    ---------   -----  --------
Balance at March
 31, 1998
 (unaudited)......  4,321,389   $43   6,692,365   $67    $170,162     $(736)       $   --    $(159,572)  $ (76) $  9,888
                    =========   ===   =========   ===    ========     =====        ======    =========   =====  ========

          See accompanying notes to consolidated financial statements.

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            THREE MONTHS
                            YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                           ----------------------------  --------------------
                             1995      1996      1997     1997     1998
                           --------  --------  --------  -------  ------
                                 (IN THOUSANDS)           (UNAUDITED)
Cash flows from operating
 activities:
 Net income (loss)........ $(19,715) $(23,555) $(13,115) $(2,555) $  455
 Adjustments to reconcile
  net loss to net cash
  used in operating
  activities:
  Depreciation and
   amortization...........    2,086     1,696     1,118      287     390
  Interest expense paid by
   principal stockholder..    1,846        --        --       --      --
  Write-off of property
   and equipment..........    1,333        --        --       --       8
  Write-off of capitalized
   software and license
   agreements.............      509        --        --       --      --
  Acquired in-process
   research and
   development............       --        --     4,064       --      --
  Impairment of
   intangibles............       --     2,787        --       --      --
  Accrued interest on note
   receivable from
   principal stockholder..   (1,222)   (1,066)    2,288     (182)     --
  Accrued interest on
   Class B stock
   subscription
   receivable.............       --        --       (28)     (28)     --
  Equity in income
   (losses) from
   Infomodelers, Inc......       --       112       634      150  (2,169)
  Stock compensation
   expense................       --       500       822       --     135
  Class B stock issued in
   exchange for services..       --       300        --       --      --
  Common stock issued in
   exchange for services..       --         7        --       --      --
  Changes in assets and
   liabilities:
    Accounts receivable...      289     3,190    (4,130)    (560)  1,229
    Inventories...........      609        73       207       43      59
    Prepaid royalties and
     licenses.............     (561)     (298)     (212)    (381)    (39)
    Receivables from
     related companies....      566       (13)     (171)    (392)    (15)
    Other current assets..     (159)     (156)      231      242    (360)
    Accounts payable......     (275)      367    (1,779)    (197)   (501)
    Accrued compensation
     and benefits.........      491        89       398     (206)      7
    Payable to related
     companies............      332      (306)      (27)      (6)     --
    Reserve for
     restructuring costs..      316       337      (278)    (411)     --
    Deferred revenue......     (195)    1,095       573       74    (734)
    Other current
     liabilities..........      129      (165)    2,030      528    (517)
                           --------  --------  --------  -------  ------
      Net cash used in
       operating
       activities.........  (13,621)  (15,006)   (7,375)  (3,594) (2,052)
                           --------  --------  --------  -------  ------
Cash flows from investing
 activities:
  Purchase of property and
   equipment..............     (591)     (805)     (316)     (66)    (56)
  Purchase of technology..   (1,290)       --        --       --      --
  Payments related to
   acquisitions, net of
   cash acquired..........       --        --      (321)      --      --
  Disposition of
   (investment in)
   Infomodelers, Inc......       --    (1,000)       --       --   2,373
  Disposal (purchase) of
   other assets...........       57       155        (8)      (1)     --
                           --------  --------  --------  -------  ------
      Net cash used in
       investing
       activities.........   (1,824)   (1,650)     (645)     (67)  2,317
                           --------  --------  --------  -------  ------
      Subtotal, carried
       forward............ $(15,445) $(16,656) $ (8,020) $(3,661) $  265
                           ========  ========  ========  =======  ======

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

                                                            THREE MONTHS
                                                               ENDED
                               YEAR ENDED DECEMBER 31,       MARCH 31,
                              ---------------------------  ---------------
                                1995      1996     1997     1997     1998
                              --------  --------  -------  -------  ------
                                   (IN THOUSANDS)             (UNAUDITED)
      Subtotal, brought
       forward............... $(15,445) $(16,656) $(8,020) $(3,661) $  265
Cash flows from financing
 activities:
 Repayment of capital lease
  obligations................       --        --      (16)      --     (15)
 Proceeds from (repayment of)
  notes payable..............       --        --     (299)      --      48
 Borrowings on note payable
  to stockholder.............   18,285        --       --       --      --
 Payments received on note
  receivable from principal
  stockholder................       --    11,850    6,747       --      --
 Payments on long-term debt..     (546)     (523)    (398)      --      --
 Payments received on Class B
  stock subscription
  receivable.................       --        --      500      500      --
 Proceeds from sale of Class
  B stock, net...............       --     5,333       --       --      --
 Proceeds from exercise of
  stock options..............        7        87      365       18      74
 Repurchase of common stock..      (39)       --       --       --      --
                              --------  --------  -------  -------  ------
      Net cash provided by
       financing activities..   17,707    16,747    6,899      518     107
                              --------  --------  -------  -------  ------
 Effect of exchange rate
  changes on cash............       (7)      121     (188)     (86)     85
                              --------  --------  -------  -------  ------
      Net increase (decrease)
       in cash and cash
       equivalents...........    2,255       212   (1,309)  (3,229)    457
Cash and cash equivalents at
 beginning of period.........    1,296     3,551    3,763    3,763   2,454
                              --------  --------  -------  -------  ------
Cash and cash equivalents at
 end of period............... $  3,551  $  3,763  $ 2,454  $   534  $2,911
                              ========  ========  =======  =======  ======

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         DECEMBER 31, 1995, 1996 AND 1997 AND MARCH 31, 1997 AND 1998

       (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED)


 (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Business

  Asymetrix Learning Systems, Inc. (Asymetrix or the Company) is a provider of online enterprise learning solutions designed to enable organizations to capture, deploy and manage knowledge more effectively. The Company's products can be used by clients on a variety of computer platforms. The Company's online learning products include its learning management system known as Librarian, its online learning authoring products, consisting of ToolBook II Instructor and ToolBook II Assistant, its multimedia products, consisting of media creation products and third-party learning titles. The Company's other products include multimedia authoring tools and other products not related to online learning. The Company also offers a variety of professional services, including consulting and development services, training programs and customer and technical support targeted for the online learning market.

 (b) Working Capital

  At December 31, 1997, the Company had working capital of $607,000. In 1998, the Company obtained a line of credit for $5.0 million which provides funds available to the Company through July 1, 1998. Additionally in 1998, the Company received $2.4 million in cash from the sale of its Infomodelers stock. The Company continues to seek additional working capital in the form of additional lines of credit, extensions of existing lines of credit or investments of equity in the Company which will be adequate to sustain operations through at least December 31, 1998. The Company will manage its operations commensurate with its level of available working capital.

 (c) Basis of Presentation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in 20% to 50% owned companies are accounted for using the equity method of accounting.

 (d) Use of Estimates

  The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from these estimates.

 (e) Foreign Currency Translation

  The functional currency of the Company's foreign subsidiaries is the local currency in the country in which the subsidiary is located. Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at the average rates of exchange prevailing during the year. The translation adjustment resulting from this process is shown separately as a component of stockholders equity. Gains and losses on foreign currency transactions are included in the consolidated statement of operations as incurred. To date, gains and losses on foreign currency transactions have not been significant.

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

 (f) Cash and Cash Equivalents

  All highly liquid financial instruments purchased with a remaining maturity of three months or less at the date of purchase are reported as cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate their fair values.

 (g) Concentration of Credit and Sales Risk

  The Company distributes its products through direct sales to end-users and on an indirect basis through resellers, distributors, and original equipment manufacturers (OEMs). The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral.

 (h) Inventories

  Inventories are stated at the lower of cost or market and include adjustments for estimated obsolescence. Cost is determined principally using periodically adjusted standards, which approximate actual cost on a first-in, first-out basis.

 (i) Other Financial Instruments

  At December 31, 1997, the carrying values of financial instruments, such as trade receivables and current payables, approximated their fair values based on the short-term maturities of these instruments.

 (j) Property and Equipment

  Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the lease term or estimated useful life. Repairs and maintenance that do not improve or extend the lives of the respective assets are expensed in the period incurred.

 (k) Intangible Assets

  Purchased technology consists of software products acquired by the Company from third parties. At the time of their acquisition, the products had either reached technological feasibility or were complete. Purchased technology is amortized on a product-by-product basis using the greater of the amount computed using the ratio that current sales bear to the total of current and anticipated future gross revenues for that product or the straight line method over the remaining estimated economic life of the product.

  Goodwill represents excess purchase price over the fair value of tangible and identifiable intangible assets acquired and is amortized over estimated useful lives of 5 to 15 years.

 (l) Accounting for Long-Lived Assets

  The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell.

 (m) Revenue Recognition

  Revenue from sales of software products to end-users, resellers, and distributors is recognized when the products are shipped provided that no significant obligations of the Company remain and collection of the

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES resulting receivable is deemed probable. The Company's agreements with certain distributors and resellers permit them to exchange products under certain circumstances and permit returns from certain resellers subject to specific limitations. When appropriate, accruals are established for estimated returns and exchanges. In the case of nonrefundable minimum royalties from an OEM, reseller or other distributor, provided that no significant obligations of the Company remain, the Company recognizes revenue when it delivers its product to the OEM reseller or other distributor, provided that no significant obligations of the Company remain. Additional royalties are paid to the extent that the advances are exceeded and these additional royalties are recognized when earned. The Company recognizes revenue associated with technical support and maintenance agreements over the life of the contract. The Company recognizes revenue from installation services as the services are provided.

  The Company recognizes revenue under custom development contracts as services are provided for time and materials contracts or by using the percentage-of-completion method of accounting, based on the ratio of costs incurred to the total estimated project cost, for individual fixed-price contracts. Provisions for any estimated losses on uncompleted contracts are made in the period in which such losses become evident.

  Effective January 1, 1998, the Company adopted Statement of Position (SOP) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants. The statement provides specific industry guidance and stipulates that revenue recognized from software arrangements is to be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, upgrades, enhancements, post contract customer support, installation, or training. Under SOP 97-2, the determination of fair value is based on objective evidence which is specific to the vendor. If such evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist or until all elements of the arrangement are delivered. Revenue allocated to software products, specified upgrades and enhancements is generally recognized upon delivery of the related products, upgrades and enhancements. Revenue allocated to post contract customer support is generally recognized ratably over the term of the support, and revenue allocated to service elements is generally recognized as the services are performed. The adoption of SOP 97-2 did not have a material effect on revenue recognition for the three months ended March 31, 1998.

 (n) Research and Development

  Research and development costs, which consist primarily of software development costs, are expensed as incurred. Financial accounting standards provide for the capitalization of certain software development costs after technological feasibility of the software is established. Under the Company's current practice of developing new products and enhancements, the technological feasibility of the underlying software is not established until substantially all product development is complete, including the development of a working model. No such costs have been capitalized because the impact of capitalizing such costs would not be material.

 (o) Income Taxes

  Income taxes are computed using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date.

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

 (p) Stock-Based Compensation

  In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation" (Statement 123). The Company has adopted the disclosure-only provisions of Statement 123 and applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock option plans. Accordingly, the Company's stock-based compensation expense is recognized based on the intrinsic value of the option on the date of grant. Recognition of stock-based compensation expense under Statement 123 requires the use of a fair value method to value stock options using option valuation models. Pro forma disclosure of net loss under Statement 123 is provided in Note 9 to the financial statements.

 (q) Advertising

  Advertising costs are expensed as incurred and are included in sales and marketing expense. Advertising expense was $667,000, $1,257,000 and $1,241,000 during the years ended December 31, 1995, 1996 and 1997, respectively, and $332,000 and $193,000 during the three months ended March 31, 1997 and 1998, respectively.

 (r) Net Loss Per Share

  The Financial Accounting Standards Board (FASB) recently issued SFAS No. 128, Earnings Per Share. SFAS No. 128 requires the presentation of basic earnings per share, and for companies with complex capital structures, diluted earnings per share. Basic earnings per share is computed by dividing the sum of net income (loss) plus accretion of redemption value of redeemable common stock by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the sum of net income (loss) plus accretion of redemption value of redeemable common stock by the weighted average number of common and dilutive common equivalent shares outstanding during the period. The Company has presented historical basic and diluted net loss per share in accordance with SFAS No. 128. As the Company had a net loss attributable to common stockholders in each of the periods presented, basic and diluted net loss per share is the same.

  Excluded from the computation of diluted earnings per share for the year ended December 31, 1997 are options to acquire 3,389,835 shares of Common Stock with a weighted-average exercise price of $3.46 because their effects would be anti-dilutive. Also excluded from the computation of diluted earnings per share for the year ended December 31, 1997 are 3,241,645 common equivalent shares resulting from the assumed conversion of the Class B stock because their effects would be anti-dilutive.

 (s) Comprehensive Income

  In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income (Statement 130), which establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Statement 130 is effective for fiscal years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods to be provided for comparative purposes. The Company has not determined the manner in which it will present the information required by Statement 130 in its annual financial statements for the year ending December 31, 1998. The Company's total comprehensive income (loss) for the years ended December 31, 1995, 1996 and 1997, and the three months ended March 31, 1997 and 1998 was $(19,722), $(23,434), $(13,303), $(2,641) and $540, respectively.

 (t) New Accounting Pronouncements

  In June 1997, the FASB issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, (Statement 131). Statement 131 establishes standards for the way that public business enterprises

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Statement 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. The Company has not determined the manner in which it will present the information required by Statement 131.

(2) INVENTORIES

  Inventories consist of the following:

                                                       DECEMBER 31,
                                                       --------------
                                                                       MARCH 31,
                                                        1996    1997     1998
                                                       ------  ------  ---------
                                                           (IN THOUSANDS)
   Raw materials...................................... $  686  $  351    $238
   Finished goods.....................................    419     180     231
   Less obsolescence reserve..........................   (385)    (51)    (48)
                                                       ------  ------    ----
                                                       $  720  $  480    $421
                                                       ======  ======    ====

(3) PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                                         DECEMBER 31,
                                                         ------------- MARCH 31,
                                                          1996   1997    1998
                                                         ------ ------ ---------
                                                             (IN THOUSANDS)
   Leasehold improvements............................... $  181 $  247  $  273
   Equipment............................................  4,004  5,753   5,734
   Furniture and fixtures...............................    402    494     525
                                                         ------ ------  ------
                                                          4,587  6,494   6,532
   Less accumulated depreciation........................  3,405  4,660   4,814
                                                         ------ ------  ------
                                                         $1,182 $1,834  $1,718
                                                         ====== ======  ======

(4) NOTES PAYABLE

  The Company maintains a $500,000 revolving line of credit facility with a bank. Interest is payable at the bank's stated rate plus 1.0% (10% at December 31, 1997). The facility expires April 1, 1998 and is unsecured. The Company had outstanding borrowings under the facility of $274,000 and $322,000 at December 31, 1997 and March 31, 1998, respectively.

  At December 31, 1997 and March 31, 1998, the Company is also obligated under a note payable to a former stockholder of the Oakes Companies in the amount of $488,000. This note bears interest at the prime rate (8.5% at December 31, 1997) and matures in 1998.

  In January 1998, the Company entered into a $5.0 million line of credit with a bank which expires on July 1, 1998. Borrowings under this line of credit bear interest at the bank's reference rate or LIBOR plus 1.0% per annum and are secured by the Company's accounts receivable. There were no borrowings outstanding under this line of credit at March 31, 1998.

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

(5) LEASES

  The Company leases office space under noncancelable operating leases. Future minimum lease payments under noncancelable operating leases with terms in excess of one year are as follows (in thousands):

      Years ending December 31:
        1998............................................................ $1,828
        1999............................................................  1,107
        2000............................................................    454
        2001............................................................    258
        2002............................................................     26
                                                                         ------
          Total minimum lease payments.................................. $3,673
                                                                         ======

  The Company sublets a portion of its office space to related parties and offsets rent expense through sublease billings. Total sublease billings through 1999 are expected to approximate $717,000. No sublease billings are expected beyond 1999. Rent expense under operating leases approximated $1,080,000, $1,343,000 and $1,189,000 during the years ended December 31,
1995, 1996 and 1997, respectively and $277,000 and $444,000 during the three months ended March 31, 1997 and 1998, respectively.

(6) INCOME TAXES

  Income (loss) before income taxes consists of the following:

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1996      1997
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
U.S. ............................................ $(19,786) $(23,498) $(13,107)
Foreign..........................................      149       139        30
                                                  --------  --------  --------
  Total loss before income taxes................. $(19,637) $(23,359) $(13,077)
                                                  ========  ========  ========

  The provision for income taxes consists of the following:

                             YEAR ENDED DECEMBER 31,
                             -------------------------
                              1995     1996     1997
                             -------  -------- -------
                                     (IN THOUSANDS)
Current tax expense:
  U.S. Federal.............. $    --  $     -- $    --
  State.....................       3         6      --
  Foreign...................      75       190      38
                             -------  -------- -------
    Total provision for
     income taxes........... $    78  $    196 $    38
                             =======  ======== =======

  The effective rate differs from the U.S. federal statutory rate as follows:

                                             YEAR ENDED DECEMBER 31,
                                             -------------------------
                                              1995     1996     1997
                                             -------  -------  -------
                                                     (IN THOUSANDS)
Income tax expense (benefit) at statutory
 rate of 34%................................ $(6,677) $(7,942) $(4,446)
Losses producing no current tax benefit.....   6,621    7,869    2,954
Acquired in-process research and
 development................................      --       --    1,382
Foreign taxes...............................      75      190       38
Other, net..................................      59       79      110
                                             -------  -------  -------
  Total provision for income taxes.......... $    78  $   196  $    38
                                             =======  =======  =======

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

  As of December 31, 1997, Asymetrix had federal net operating loss (NOL) carryforwards and research and development (R&D) tax credit carryforwards whose expiration approximated the following:

                                                                  NOL     R&D
                                                                -------- ------
                                                                (IN THOUSANDS)
   From 2000 through 2001...................................... $  2,392 $   --
   From 2002 through 2006......................................   27,080    928
   From 2007 through 2012......................................   98,710  1,630
                                                                -------- ------
                                                                $128,182 $2,558
                                                                ======== ======

  The Company's ability to utilize NOL carryforwards may be limited in the event that a change in ownership, as defined in the Internal Revenue Code, occurs in the future.

  Deferred income tax assets consist of the following:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
                                                               (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards............................ $40,660  $43,582
  Research and development tax credit carryforwards...........   2,463    2,558
  Provisions for credit and sales allowances..................   1,138      390
  Provision for inventory obsolescence........................     131       17
  Stock compensation..........................................     170      398
  Other provisions and expenses not currently deductible......     271      427
                                                               -------  -------
                                                                44,833   47,372
  Valuation allowance for deferred tax assets................. (44,833) (47,372)
                                                               -------  -------
    Net deferred tax assets................................... $    --  $    --
                                                               =======  =======

  For financial reporting purposes, the deferred tax assets valuation allowance has been established due to the uncertainty of realization of the deferred tax assets. The valuation allowance increased $5,581,000, $7,637,000 and $2,539,000 in 1995, 1996 and 1997, respectively.

(7) RELATED-PARTY TRANSACTIONS

  Prior to March 1995, the Company financed its operations through a bank-provided line of credit up to $120,000,000 guaranteed by its principal stockholder, who was also coborrower under the line of credit. The credit facility was secured by collateral pledged by the Company's principal stockholder. As interest on the debt was paid directly by the Company's principal stockholder, in accordance with SEC Staff Accounting Bulletin No. 79, interest expense of $1,846,000 in 1995 was recognized by the Company and treated as a contribution to capital from the stockholder.

  In March 1995, the Company effected a recapitalization under which all of the outstanding shares of common stock, except for 288,750 shares held by the principal stockholder, were repurchased for $.67 per share, the estimated fair value of the Company's Common Stock. Subsequent to this repurchase, the Company issued an aggregate of 5,561,250 shares of stock to its then sole stockholder, bringing the total outstanding shares to 5,850,000. In exchange for this stock, the sole stockholder contributed $18,404,000 in the form of a note receivable and canceled the note payable which, at that date, had an outstanding balance of $114,608,000. The note receivable is due on demand, bears interest at 8%, and had a balance of $9,035,000 at December 31, 1996. The note receivable was repaid in full in October 1997.

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

  In March 1998, the Company entered into a Directed Engineering Agreement (the Engineering Agreement) with Vulcan Northwest, d/b/a APEX (APEX), an entity controlled by the Company's principal stockholder pursuant to which the Company has agreed to develop customized extensions of its Librarian product. The terms of the Engineering Agreement are similar to those of other custom development arrangements which the Company has entered into with other third parties. Pursuant to the terms of the Engineering Agreement, the Company will retain all intellectual property rights to these extensions. APEX is obligated to pay the Company an aggregate of $250,000 in non-refundable installments upon the achievement by the Company of the following milestones: the specification of functional requirements, the specification of user interface, the delivery of a beta version of Librarian with enhancements, and the delivery of a final version of Librarian with enhancements. Revenue is recognized based upon the percentage of completion method.

(8) ACQUISITIONS

 (a) Socha Computing, Inc. (Socha)

  In July 1997, the Company acquired all the outstanding shares of common stock of Socha. The acquisition was recorded under the purchase method of accounting. The purchase price included $200,000 in cash and 200,000 shares of Series 4 Class B Stock (which are convertible into an aggregate of 150,000 shares of Common Stock) valued at $284,000. At the time of the acquisition, the operations of Socha consisted primarily of development of technology. At the date of the acquisition, the in-process research and development was evaluated as to its state of completion and it was determined that technological feasibility had not yet been established and that the technology had no alternative future uses. As a result, the aggregate purchase price of $484,000 has been allocated to acquired in-process research and development. An additional $400,000 will be paid contingent upon the satisfaction of certain performance milestones related to technology purchased in the acquisition. In addition, the Company is obligated to pay 10% of net revenues generated from the purchased technology, as well as 2% of net revenues from products developed utilizing the purchased technology, not to exceed maximum aggregate royalties of $5,400,000.

 (b) Aimtech Corporation (Aimtech)

  In September 1997, the Company acquired all the outstanding shares of common stock of Aimtech, a provider of computer based training (CBT) development products based in Nashua, New Hampshire. The Aimtech acquisition was recorded under the purchase method of accounting. Accordingly, the results of Aimtech's operations from September 12, 1997 are included in the Company's consolidated financial statements. The purchase price consisted of 2,183,894 shares of Series 4 Class B Stock (which are convertible into an aggregate of 1,637,853 shares of Common Stock) valued at $3,101,000 and options to purchase 19,431 shares of Series 4 Class B Stock (which are convertible into an aggregate of 14,573 shares of Common Stock) and $154,000 of other acquisition costs. No value has been ascribed to the options issued as the amount was not significant. Included in the 2,183,894 shares of Series 4 Class B Stock issued in this acquisition were 2,111,795 shares issued in exchange for all of Aimtech's outstanding capital stock (which are convertible into an aggregate of 1,583,780 shares of Common Stock) valued at $2,998,000, 44,171 shares (convertible into an aggregate of 33,128 shares of Common Stock) valued at $63,000, which represented a financial advisory fee, and 27,928 shares (convertible into an aggregate of 20,945 shares of Common Stock) valued at $40,000, which were distributed to employees of Aimtech pursuant to Aimtech's "change of control" severance and retention policy The purchase price has been allocated to assets acquired and liabilities assumed based on their fair value at the date of acquisition as follows (in thousands):

      Acquired in-process research and development...................... $3,580
      Purchased technology..............................................    350
      Goodwill..........................................................  1,467
      Net current liabilities........................................... (2,243)
      Property and equipment and other assets...........................    101
                                                                         ------
                                                                         $3,255
                                                                         ======

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

  At the date of the acquisition, technological feasibility of the acquired in-process technology had not been established, and the technology had no alternative future uses. In connection with the acquisition of Aimtech, 441,705 shares of the Series 4 Class B stock issued in connection with the acquisition of Aimtech (which are convertible into an aggregate of 331,246 shares of Common Stock) were placed in escrow to secure certain indemnification obligations of former stockholders of Aimtech. Subsequent to the acquisition of Aimtech, the Company entered into an agreement to license to a third party certain technology acquired from Aimtech. Pursuant to the agreement, the licensee is required to pay royalties to the Company over a three-year period based on percentages of net revenue. Total royalties paid are not to exceed $5,000,000, with minimum guaranteed royalties of $500,000, payable through 1998.

 (c) The Oakes Companies

  In September 1997, the Company acquired all of the outstanding shares of common stock of the Oakes Companies. The Oakes Companies consist of Oakes Interactive Incorporated, a multimedia training developer based in Needham, Massachusetts, Acorn Associates Incorporated, a consulting services organization, and Top Shelf Multimedia, Inc., a reseller of third-party multimedia titles. The acquisition of the Oakes Companies was recorded under the purchase method of accounting. The purchase price consisted of 1,512,500 shares of Series 5 Class B Stock (which are convertible into an aggregate of 1,134,371 shares of Common Stock) valued at $2,148,000, and $72,000 of other acquisition costs, and has been allocated to assets acquired and liabilities assumed based on their fair value at the date of acquisition as follows (in thousands):

      Property and equipment and other assets........................... $  686
      Goodwill..........................................................  2,809
      Net current liabilities...........................................   (197)
      Long-term obligations............................................. (1,078)
                                                                         ------
                                                                         $2,220
                                                                         ======

 (d) Communications Strategies, Incorporated (CSI)

  In December 1997, the Company acquired all the outstanding shares of common stock of CSI. The purchase price consisted of 550,193 shares of Common Stock valued at $4,218,000, options to purchase 22,500 shares of the Company's Common Stock at $7.67 per share to stockholders of CSI and acquisition costs of $10,000. The fair value of the options issued (determined using a Black-Scholes option valuation model with the following assumptions: expected life of four years, expected volatility of 60%, expected dividend yield of 0% and a risk-free interest rate of 6.0%) is $89,000. The acquisition of CSI has been recorded under the purchase method of accounting. Accordingly, the purchase price has been allocated to assets acquired and liabilities assumed based on their fair value at the date of acquisition as follows (in thousands):

      Property and equipment and other assets........................... $1,233
      Goodwill..........................................................  3,901
      Current liabilities...............................................   (817)
                                                                         ------
                                                                         $4,317
                                                                         ======

  In the event the Company does not complete an initial public offering of its Common Stock with aggregate proceeds not less than $10,000,000 on or prior to June 30, 1998, the former shareholders of CSI have the right to require the Company to repurchase up to 191,490 shares of the Common Stock issued in the acquisition at a price of $15.67 per share. This right expires upon the earlier of the closing of an initial public offering as described above, the date such stockholder no longer holds any shares of the Company's Common Stock, or July 31, 1998. The

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES shares subject to this right have been classified as redeemable common stock outside of stockholders' equity pursuant to the rules and regulations of the Securities and Exchange Commission.

 (e) Graham-Wright Interactive, Inc. (GWI)

  In December 1997, the Company acquired all the outstanding shares of common stock of GWI. The acquisition of GWI was accounted for under the purchase method of accounting. The purchase price consisted of 9,372 shares of common stock valued at $72,000, and has been allocated to assets acquired and liabilities assumed based on their fair value at the date of acquisition as follows (in thousands):

      Property and equipment............................................. $  52
      Goodwill...........................................................   132
      Net current liabilities............................................  (112)
                                                                          -----
                                                                          $  72
                                                                          =====

  A summary of the purchase price paid for all of the 1997 acquisitions is as follows:

      Consideration:
        Cash, including acquisition costs.............................. $   436
        Current liabilities assumed....................................   4,944
        Non-current liabilities assumed................................   1,078
        Stock and stock options........................................   9,912
                                                                        -------
                                                                        $16,370
                                                                        =======

  A summary of the allocation of the purchase price for all of the 1997 acquisitions is as follows:

     Cash acquired..................................................... $   115
     Current assets acquired...........................................   2,437
     Property and equipment and other non-current assets...............   1,095
     Software technology--completed....................................     350
     Software technology in progress--charged to in-process research
      and development..................................................   4,064
     Goodwill..........................................................   8,309
                                                                        -------
                                                                        $16,370
                                                                        =======

 (f) Unaudited Pro Forma Financial Information

  The following table presents unaudited pro forma results of operations as if the acquisitions of Socha, Aimtech, Oakes, CSI and GWI had occurred on January 1, 1996:

                                                    YEAR ENDED      THREE MONTHS
                                                   DECEMBER 31,        ENDED
                                                  ----------------   MARCH 31,
                                                   1996     1997        1997
                                                  -------  -------  ------------
                                                     (IN THOUSANDS, EXCEPT
                                                        PER SHARE DATA)
   Revenue....................................... $30,772  $35,951     $8,888
   Net loss...................................... (29,030) (17,505)    (3,959)
   Net loss per share............................   (4.65)   (2.74)     (0.63)

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

(9) IMPAIRMENT OF ASSETS AND RESTRUCTURINGS

 (a) Restructuring of Domestic Operations

  In January 1995, the Company adopted a plan to restructure its domestic operations. Pursuant to this plan, the Company discontinued development of certain products and reduced its development, sales, and support work force by 89 full-time employees (approximately 30% of the work force). The Company recognized a charge to income of $3,318,000 as a result of this reorganization. This charge related primarily to involuntary termination benefits for employee compensation of $1,455,000, guaranteed royalties of $375,000, cost for abandoned office space of $319,000, computer equipment, furniture and office equipment of $284,000, and other costs, of $885,000. As of December 31, 1995, the remaining obligations relating to this restructuring were insignificant.

 (b) Restructuring of European Operations

  In September 1996, the Company adopted a plan to restructure its European operations. The Company recognized a charge to income of $604,000, which included involuntary termination benefits for employee compensation and certain exit costs.

 (c) Spin-Off of Client/Server Tools Division

  On October 7, 1996, the Company transferred employees previously employed in the Company's Client/Server Tools Division to a new wholly-owned subsidiary Infomodelers, Inc. (Infomodelers), previously ASX Corporation, formed in August 1996. The Company entered into two agreements with Infomodelers: (1) a Technology Transfer and License Agreement, whereby the Infomodelers and Conceptual Query technologies were transferred to Infomodelers in exchange for 3,500,000 shares of Infomodelers' common stock (all of the outstanding stock of ASX Corporation), a royalty of 8% on sales of Infomodelers' products and services based on this technology over the next five years; and a license for the Company to use the technology in noncompeting products; and (2) an Asset Purchase and Loan Agreement, whereby the Company sold Infomodelers all net assets (including patents and trademarks covering the technology) of the Client/Server Tools Division for $500,000. Additionally, the Company loaned Infomodelers $1,000,000. Both the purchase price of the assets and the loan were reflected in a $1,500,000 promissory note from Infomodelers to the Company. The Company recorded a noncash restructuring expense of $500,000 related to a modification of Asymetrix stock option plan rights related to employees who transferred to Infomodelers. The Company canceled the $1,500,000 promissory note in exchange for 700,000 shares of Infomodelers preferred stock.

  On October 17, 1996, the Company distributed, in the form of a dividend, 2,434,262 shares of Infomodelers common stock valued at $219,000 to its existing stockholders, and distributed 368,512 shares of Infomodelers common stock valued at $33,000 (in the form of compensation) to holders of vested options of the Company's common stock.

  Subsequent to these transactions, and the sale of $700,000 shares of Infomodelers preferred stock by Infomodelers to a third party, the Company owned approximately 28% of the outstanding voting stock of Infomodelers at December 31, 1996 and accounts for its investment in Infomodelers using the equity method of accounting.

  As a result of this spin-off, the Company reviewed the technology remaining in the Client/Server Tools Division and development activities using the technology were abandoned. Therefore, the Company recorded an impairment charge of $2,787,000 in 1996, to write-off previously capitalized amounts related to licenses for the technology.

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

 (d) Spin-Off of Internet Tools Division

  In June 1997, the Company established a wholly-owned subsidiary, SuperCede, Inc. (SuperCede), and transferred the assets and liabilities of its Internet Tools Division to SuperCede. In connection with the transfer, the Company entered into an Asset Transfer, License and Stock Issuance Agreement under which these assets and liabilities, including technologies, were transferred to SuperCede in exchange for 3,500,000 shares of SuperCede common stock and a license for the Company to use the technology in noncompeting products specifically including the Company's online enterprise learning products. In September 1997, the Company exchanged its SuperCede common stock for an equivalent number of shares of SuperCede Series B preferred stock, and the license of SuperCede technology to the Company was terminated. Also in September 1997, an additional investor controlled by the Company's principal stockholder purchased 3,500,000 shares of SuperCede Series A preferred stock for $2.00 per share, reducing the Company's investment in SuperCede to 50%. Each of the Series A and Series B preferred stock are convertible into one share of SuperCede common stock at the option of the holder and carry liquidation preferences of $2.00 per share plus any declared but unpaid dividends. The liquidation preference on SuperCede Series A preferred stock is senior to that of the SuperCede Series B preferred stock.

   On the date the Company exchanged its SuperCede common stock for SuperCede Series B preferred stock and SuperCede sold Series A preferred stock to the Company's principal stockholder, SuperCede had net liabilities of $1,357,000. The Company treated the transaction as a sale of stock by its subsidiary. Because SuperCede's Series A preferred stockholder has rights, preferences and privileges superior to those of the Company's Series B preferred stock, the Company's share of SuperCede's net assets is $0 and, therefore, the Company increased the carrying amount of its investment in SuperCede to $0. The increase in the carrying amount of the Company's investment in SuperCede was reflected as an increase of $1,402,000 to additional paid-in capital. The Company accounts for its investment in SuperCede using the equity method of accounting. Additionally, the Company will record no equity in earnings in SuperCede until the net assets of SuperCede exceed the then liquidation preference on the Series A preferred stock.

(10) STOCKHOLDERS' EQUITY

 (a) Class B Stock

   SERIES 1 CLASS B STOCK

  On September 5, 1996, the Company designated a total of 50,000 shares of $.01 par value Series 1 Class B Stock (Series 1 Stock). These shares have a preference on liquidation of $8.00 per share. On September 5, 1996, the Company issued 37,500 shares of Series 1 Stock (which are convertible into an aggregate of 28,125 shares of Common Stock) valued at $300,000 to EnCompass Group, Inc. in consideration for certain localization services.

   SERIES A PREFERRED CLASS B STOCK

  On October 11, 1996, the Company designated 388,395 shares of $.01 par value Series A Preferred Class B Stock (Series A Stock). These shares have a preference on liquidation equal to the original issue price of the shares plus all declared but unpaid dividends thereon. On October 25, 1996, the Company issued 388,395 shares of Series A Stock (which are convertible into an aggregate of 291,296 shares of Common Stock) to SOFTBANK Holdings, Inc. in exchange for cash of $5,002,528, reduced by offering costs of $173,000.

   SERIES B PREFERRED CLASS B STOCK

  On December 13, 1996, the Company designated 388,395 shares of $.01 par value Series B Preferred Class B Stock (Series B Stock). These shares have a preference on liquidation equal to the original issue price of the

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES shares plus all declared but unpaid dividends thereon. On December 20, 1996, Multimedia Asia Pacific Pty. Ltd. (MAP) purchased 388,395 shares of Series B Stock in exchange for $502,528 in cash and a promissory note for $4,500,000, bearing interest at an annual rate of 6%. The note calls for a series of scheduled payments through May of 1997, and payment for $500,000 was received in January 1997.

  As of December 31, 1996, 349,380 shares of Series B Stock were pledged as security on the note. In February of 1997, MAP defaulted on the note, with 310,560 shares remaining pledged against the note. Subsequent to the default, the Company granted MAP an extension to pay off all, or a portion of, the unpaid principal on the note of $4,000,000, plus accrued interest, by December 31, 1997.

  In October 1997, the Company and MAP effected a settlement of the note through the following transactions:

 . All shares of Series B Stock that were pledged to secure the note were cancelled in full satisfaction of the balance of the note, and

 . All shares of Series B Stock that were then fully paid were redeemed by the Company in exchange for $750,000 of accounts receivable owed to the Company by Asymetrix Asia Pacific Pty. Ltd., a wholly-owned subsidiary of MAP.

   SERIES 4 AND 5 CLASS B STOCK

  On June 24, 1997 and July 10, 1997, the Company designated a total of 2,500,000 shares of $0.01 par value Series 4 Class B Stock (Series 4 Stock). These shares have no preference on liquidation. In July 1997, the Company issued 200,000 shares of Series 4 Stock valued at $284,000 to effect the acquisition of Socha. In September 1997, the Company issued 2,183,894 shares of Series 4 Stock (which are convertible into an aggregate of 1,637,853 shares of Common Stock) valued at $3,101,000 to effect the acquisition of Aimtech.

  On September 26, 1997, the Company designated a total of 1,512,500 shares of $0.01 par value Series 5 Class B Stock (Series 5 Stock). These shares have no preference on liquidation. In September 1997, the Company issued 1,512,500 shares of Series 5 Stock (which are convertible into an aggregate of 1,134,371 shares of Common Stock) valued at $2,148,000 to effect the acquisition of the Oakes Companies.

   STOCK RIGHTS AND PREFERENCES

  The Series 1 Stock, the Series A Stock, Series B Stock, Series 4 Stock and Series 5 Stock (collectively known as Class B Stock) are convertible into common stock at a conversion ratio of 0.75 to 1.0 (subject to subsequent adjustments for stock dividends or other events). Such conversion may occur at the option of the holder of the shares, upon an initial public offering, or certain other events. Each holder of paid-up Class B Stock is entitled to vote upon all matters which the holders of common stock have the right to vote, in accordance with the conversion ratio described above. Dividends for Class B Stock are not mandatory or cumulative and are at the discretion of the Board of Directors. However, any dividends which are declared must be paid to the holders of the Series A Stock and Series B Stock before dividends are paid to the holders of the Series 1 Stock, Series 4 Stock, Series 5 Stock or common stock. Additionally, the holders of Series 4 and 5 Stock are not entitled to receive any dividends which may be paid upon the Company's disposition of its investment in SuperCede. All dividends are paid on an as-converted to common stock basis.

  The Series 1 Stock liquidation preference rights are subordinate to the Series A Stock and Series B Stock, whose liquidation preference rights are equal.

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

  A summary of Class B Stock follows:

                                                       ISSUED AND OUTSTANDING
                                                    ----------------------------
                                                    DESIGNATED
                                                      SHARES    1996     1997
                                                    ---------- ------- ---------
Series 1 Stock.....................................    50,000   37,500    37,500
Series A Stock.....................................   388,395  388,395   388,395
Series B Stock.....................................   388,395  388,395       --
Series 4 Stock..................................... 2,500,000      --  2,383,894
Series 5 Stock..................................... 1,512,500      --  1,512,500
Undesignated.......................................   160,710      --        --
                                                    ---------  ------- ---------
                                                    5,000,000  814,290 4,322,289
                                                    =========  ======= =========

 (b) Stock Option Plan

  In 1995, the Company's Board of Directors adopted and approved the Asymetrix Corporation 1995 Combined Incentive and Nonqualified Stock Option Plan (the
Plan) that provides for the issuance of nonqualified and incentive stock options to officers, employees, and consultants to acquire 4,275,000 shares of common stock. The Board of Directors determines the terms and conditions of options granted under the Plans, including the exercise price. The exercise price for incentive stock options shall not be less than the fair market value at the date of grant, and the options expire ten years from the date of grant. Options granted on the Plan inception date vest ratably each month over four years. Options granted subsequent to Plan inception generally vest at 25% after the first year and ratably each month for the next three years. When options are issued at less than fair market value, compensation expense is recorded. All canceled options revert back to the option pool.

  The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting allowed by Statement 123. APB 25 provides that compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. Statement 123 requires companies that continue to follow APB 25 to provide a pro forma disclosure of the impact of applying the fair value method of Statement 123.

  Under APB 25, because the exercise price of the Company's employee stock options equals the fair value of the underlying stock on the date of grant, no compensation expense is recognized. Had stock compensation expense for the Company's stock option plan been determined based on the fair value methodology under Statement 123, the Company's net loss would have increased to these pro forma amounts:

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1996      1997
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
Net loss:
  As reported.................................... $(19,715) $(23,555) $(13,115)
  Pro forma......................................  (19,859)  (23,926)  (13,616)
Basic and diluted net loss per share:
  As reported.................................... $  (4.14) $  (4.01) $  (2.17)
  Pro forma......................................    (4.17)    (4.07)    (2.26)

  The fair value for these options was estimated at the date of grant using the minimum value option pricing model that takes into account (1) the stock price at the grant date, (2) the exercise price, (3) a five-year expected life of the options, (4) no dividends, and (5) a risk-free interest rate of 6.5% during 1995 and 1996, and 6.0%

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES during 1997 over the expected life of the options. Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on pro forma net income or loss for future years because the amounts above include only the amortization for the fair value of the 1995, 1996 and 1997 grants.

  The weighted-average fair value of stock options granted in 1995, 1996 and 1997 was $0.41, $0.64 and $1.57, respectively.

  A summary of the Company's stock option activity is as follows:

                                                          OUTSTANDING OPTIONS
                                                          ----------------------
                                                                       WEIGHTED
                                                SHARES                  AVERAGE
                                              AVAILABLE     NUMBER     EXERCISE
                                              FOR GRANT   OF SHARES      PRICE
                                              ----------  -----------  ---------
   Outstanding at January 1, 1995............         --           --        --
     Plan introduction.......................  4,275,000           --        --
     Options granted......................... (3,164,473)   3,164,473   $  1.55
     Options exercised.......................         --       (4,583)     1.55
     Options canceled........................    266,322     (266,322)     1.55
                                              ----------  -----------
   Balances at December 31, 1995.............  1,376,849    2,893,568      1.55
     Options granted.........................   (750,434)     750,434      2.37
     Options exercised.......................         --      (54,542)     1.55
     Options canceled........................    482,603     (482,603)     1.55
                                              ----------  -----------
   Balances at December 31, 1996.............  1,109,018    3,106,857      1.75
     Options granted......................... (1,380,823)   1,380,823      6.23
     Options exercised.......................         --     (341,757)     1.55
     Options canceled in cashless exercises..         --      (40,089)     1.55
     Options canceled........................    715,999     (715,999)     2.33
                                              ----------  -----------
   Balances at December 31, 1997.............    444,194    3,389,835      3.46
     Options granted.........................   (396,399)     396,399      7.67
     Options exercised.......................         --      (55,369)     1.55
     Options canceled in cashless exercises..         --       (3,647)     1.55
     Options canceled........................    127,107     (127,107)     3.41
                                              ----------  -----------
   Balances at March 31, 1998................    174,902    3,600,111      3.95
                                              ==========  ===========

  The following table summarizes information concerning currently outstanding and exercisable options at December 31, 1997:

                              WEIGHTED-
                               AVERAGE     WEIGHTED-                 WEIGHTED-
                              REMAINING     AVERAGE                   AVERAGE
   EXERCISE      NUMBER      CONTRACTUAL   EXERCISE      NUMBER      EXERCISE
    PRICE      OUTSTANDING      LIFE         PRICE     EXERCISABLE    PRICES
   --------    -----------   -----------   ---------   -----------   ---------
   $1.55        2,004,428     7.6 years      $1.55      1,297,158      $1.55
    6.00        1,197,908     9.6 years       6.00         99,900       6.00
    7.67          187,499     9.9 years       7.67             --         --
                ---------                               ---------
                3,389,835     8.4 years       3.46      1,397,058       1.87
                =========                               =========

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

 (c) Common Shares Reserved for Future Issuance

  At December 31, 1997, the Company has reserved shares of Common Stock as follows:

   Employee stock options............................................. 3,389,835
   Stock options issued in acquisitions...............................    37,073
   Conversion of Class B Stock:
     Series 1 Class B.................................................    28,125
     Series A Class B.................................................   291,296
     Series 4 Class B................................................. 1,787,853
     Series 5 Class B................................................. 1,134,371
                                                                       ---------
                                                                       6,668,553
                                                                       =========

 (d) 1998 Equity Incentive Plan

  In December 1997, the Board adopted, subject to stockholder approval, the 1998 Equity Incentive Plan (the "Equity Incentive Plan"). The total number of shares of Common Stock reserved for issuance thereunder is 1,500,000. The Equity Incentive Plan will become effective on the closing of the initial public offering and will serve as the successor to the 1995 Plan. Options granted under the 1995 Plan before their termination will remain outstanding according to their terms, but no further options will be granted under the 1995 Plan after the closing of the initial public offering.

 (e) 1998 Directors Stock Option Plan

  In December 1997, the Board adopted, subject to stockholder approval, the 1998 Directors Stock Option Plan (the "Directors Plan") and reserved a total of 187,500 shares of the Company's Common Stock for issuance thereunder. Members of the Board who are not employees of the Company or any parent, subsidiary or affiliate of the Company are eligible to participate in the Directors Plan. Option grants under the Directors Plan are automatic and nondiscretionary, and the exercise price of such options is 100% of the fair market value of the Common Stock on the date of grant.

(11) BENEFIT PLANS

  The Company has a Retirement Savings Plan to provide for voluntary salary deferral contributions on a pretax basis in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended. To date, the Company has made no contributions.

(12) REVERSE STOCK SPLIT

  On December 29, 1997, the Board approved, subject to stockholder approval, a 3-for-4 reverse split of its Common Stock. The reverse stock split was effective on June 10, 1998. The consolidated financial statements, including all share and per share amounts, have been restated to reflect the reverse stock split.

(13) SALE OF INFOMODELERS STOCK

  In February 1998, Infomodelers sold substantially all of its assets to Visio Corporation, a publicly traded company, in exchange for Visio Corporation common stock. In connection with this transaction the Company included in equity in earnings of Infomodelers approximately $2.2 million, which represents its share of the gain which Infomodelers realized on this transaction.

               ASYMETRIX LEARNING SYSTEMS, INC. AND SUBSIDIARIES

  In March 1998, the Company sold to its principal stockholder Infomodelers shares with an aggregate book value of $2.4 million to the Company's principal stockholder for cash of $2.4 million.

(14) ADAMS CONSULTING GROUP, INC. ACQUISITION

  In March 1998, the Company acquired Adams Consulting Group, Inc. (Adams) by issuing 13,215 shares of the Company's Common Stock. The acquisition of Adams was accounted for under the purchase method of accounting. The purchase price consisted of the Common Stock issued valued at $145,000, and has been allocated to assets acquired and liabilities assumed based on their fair values at the date of acquisition as follows (in thousands):

   Goodwill............................................................... $183
   Current liabilities....................................................  (38)
                                                                           ----
                                                                           $145
                                                                           ====

(15) LITIGATION

  In 1996, a complaint seeking unspecified damages was filed against the Company alleging that the Company's ToolBook and Multimedia ToolBook products infringe a patent. The Company has received an opinion from counsel that the products do not infringe this patent and that the patent is invalid. The action is still in the discovery stage. Although the Company does not believe that the resolution of this litigation will have a material impact on its financial position and results of operations, it is reasonably possible that the outcome will result in a loss to the Company. The Company's best estimate of the range of loss is insignificance. The Company intends to vigorously defend this action.

(16) SUBSEQUENT EVENTS (UNAUDITED)

  In June 1998, the Company acquired Strategic Systems Associates, Inc. (SSA), an Illinois-based provider of custom development and consulting services for the online learning market. The Company issued approximately 102,000 shares of Common Stock in connection with the acquisition. The value of the shares of Common Stock issued was $1,122,000. The Company will also grant options to purchase up to 112,500 shares of Common Stock to former SSA employees who remain employed by Asymetrix. The options will be granted under the Company's existing stock option plan as compensation for continued employment. This acquisition will be accounted for using the purchase method of accounting.

  In May 1998, the Company entered into a letter of intent to acquire Meliora Systems, Inc. (Meliora), a New York-based developer of online learning software and provider of consulting services. The Company will issue approximately 235,000 shares of Common Stock in connection with the acquisition. The Company will also grant options to purchase up to 270,000 shares of Common Stock to former Meliora employees who remain employed by Asymetrix. The options will be granted under the Company's existing stock option plan as compensation for continued employment. It is anticipated that this acquisition will be accounted for as a pooling of interests.

             CONSOLIDATED CONDENSED PRO FORMA FINANCIAL STATEMENTS

                          ASYMETRIX AND SUBSIDIARIES

  During the period from January 1, 1997 to March 17, 1998, Asymetrix Learning Systems, Inc. ("the Company") recognized the effect of the acquisition of eight entities in separate transactions whereby the Company acquired all of the outstanding stock of eight entities in exchange for either Class B Stock or Common Stock of the Company. In addition, in a separate transaction in September 1997, the Company spun off certain of its assets and liabilities, and employees in exchange for stock of a newly created entity.

ACQUISITIONS

  The acquisitions of Communications Strategies, Incorporated ("CSI"), Aimtech Corporation ("Aimtech"), and Oakes Interactive Incorporated, TopShelf Multimedia, Inc. and Acorn Associates Incorporated (collectively, the "Oakes Companies"), have been accounted for using the purchase method of accounting, and accordingly, each purchase price has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values on the acquisition dates. The fair value of the Company's stock issued in the acquisitions was estimated to be $1.42 per share for the acquisitions of Aimtech and the Oakes Companies, and $7.67 per share for the acquisition of CSI.

  In September 1997, the Company acquired Aimtech by issuing an aggregate of 2,183,894 shares of Series 4 Class B Stock (which are convertible into an aggregate of 1,637,853 shares of Common Stock) valued at $3,101,000 in exchange for all of Aimtech's outstanding common stock. Included in the 2,183,894 shares of Series 4 Class B Stock issued in this acquisition were 44,171 shares (convertible to an aggregate of 33,128 shares of Common Stock) valued at $63,000, which represented a financial advisory fee, and 27,928 shares (convertible to an aggregate of 20,945 shares of Common Stock) valued at $40,000, which were distributed to employees of Aimtech pursuant to Aimtech's "change of control" severance and retention policy. Additionally, the Company issued an option to purchase 19,431 shares of Series 4 Class B Stock (which are convertible into an aggregate of 14,573 shares of Common Stock). No value was ascribed to the option as the amount was not significant.

  In September 1997, the Company acquired the Oakes Companies by issuing an aggregate of 1,512,500 shares of Series 5 Class B Stock (which are convertible into an aggregate of 1,134,371 shares of Common Stock) valued at $2,148,000 in exchange for all of the outstanding shares of common stock of each of the Oakes Companies.

  In December 1997, the Company acquired CSI by issuing an aggregate of 550,193 shares of Common Stock valued at $4,218,000 and options to purchase 30,000 shares of Common Stock at an exercise price of $7.67 per share valued at $89,000 in exchange for all of the outstanding shares of CSI's common stock.

  In addition to the acquisitions discussed above, in 1997 the Company completed an acquisition of Socha Computing, Inc. (Socha) and an acquisition of Graham-Wright Interactive, Inc. (Graham-Wright), and in 1998 the Company completed an acquisition of Adams Consulting Group, Inc. (Adams). The purchase price for Socha consisted of $200,000 cash and 200,000 shares of Series 4 Class B Stock (which are convertible into an aggregate of 150,000 shares of Common Stock) valued at $284,000. The purchase price for Graham-Wright consisted of 9,375 shares of Common Stock valued at $72,000. The purchase price for Adams consisted of 13,215 shares of Common Stock valued at $145,000. The impact of the acquisitions of Socha, Graham-Wright and Adams have not been included in the pro forma financial statements as the impact would not be significant to the pro forma financial statements taken as a whole.

DISPOSITION

  In September 1997, the Company contributed certain technology assets related to its SuperCede development project to a wholly-owned subsidiary in exchange for 3,500,000 shares of Common Stock in that subsidiary. In August 1997, Vulcan Ventures Inc. ("Vulcan Ventures"), a venture capital company controlled by the principal stockholder of the Company, loaned to SuperCede an aggregate of $7,000,000 which was evidenced by a convertible promissory note (the "SuperCede Note"). In September 1997, SuperCede sold an aggregate of 3,500,000 shares of its Series A Preferred Stock to Vulcan Ventures for a purchase price of $2.00 per share, including cancellation of the indebtedness represented by the SuperCede Note reducing the Company's investment in SuperCede to 50%. Also in September 1997, the Company exchanged its SuperCede Common Stock for an equivalent number of shares of SuperCede Series B Preferred Stock. Each share of SuperCede Series A Preferred Stock and Series B Preferred Stock is convertible into one share of SuperCede Common Stock at the option of the holder and carries a liquidation preference of $2.00 per share plus any declared but unpaid dividends. The liquidation preference on SuperCede Series A Preferred Stock is senior to that of the SuperCede Series B Preferred Stock.

  On the date the Company exchanged its SuperCede common stock for SuperCede Series B Preferred Stock and SuperCede sold its Series A Preferred Stock to an entity affiliated with the Company's principal stockholder, SuperCede had a deficit in stockholders' equity of $1,357,000. The Company treated the transaction in a manner similar to a sale of stock by its subsidiary. Because SuperCede's Series A Preferred Stock has rights, preferences and privileges superior to those of SuperCede's Series B Preferred Stock, the Company's share of SuperCede's net assets is $0. Therefore, the Company increased the carrying amount of its investment in SuperCede to $0. The increase in the carrying amount of the Company's investment in SuperCede was reflected as an increase of $1,402,000 to additional paid-in capital. The Company accounts for its investment in SuperCede using the equity method of accounting. Additionally, the Company will record no equity in earnings in SuperCede until the net assets of SuperCede exceed the then-current liquidation preference on the SuperCede Series A Preferred Stock.

  The following unaudited pro forma consolidated statement of operations consolidates the operating results of the Company with those of CSI for the period from January 1, 1997 to December 23, 1997, Aimtech for the period from January 1, 1997 to September 12, 1997 and the Oakes Companies for the period from January 1, 1997 to September 30, 1997 , and removes the operating results of SuperCede for the period from January 1, 1997 to September 30, 1997 as if each such transaction had occurred on January 1, 1997.

  The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations had the acquisitions occurred on such date, nor do they purport to be indicative of the Company's future results of operations.

                           ASYMETRIX AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          ACQUISITIONS         DISPOSITION
                                    -------------------------- -----------  PRO FORMA
                                                       OAKES               ADJUSTMENTS
                         ASYMETRIX   CSI    AIMTECH  COMPANIES  SUPERCEDE   DR. (CR.)    PRO FORMA
                         ---------  ------  -------  --------- ----------- -----------   ---------
Revenue:
 Product Revenue:
  Online learning
   products............. $  7,056   $   --  $    --   $    --    $    --     $    --     $  7,056
  Other products........   10,425       --    2,545     1,267     (2,031)        126 (a)   12,080
                         --------   ------  -------   -------    -------     -------     --------
    Total product
     revenue............   17,481       --    2,545     1,267     (2,031)        126       19,136
  Services..............    6,583    4,489      825     2,887         --          --       14,784
                         --------   ------  -------   -------    -------     -------     --------
    Total revenue.......   24,064    4,489    3,370     4,154     (2,031)        126       33,920
Cost of revenue:
 Product Revenue:
  Online learning
   products.............      585       --       --        --         --          --          585
  Other products........    2,069       --      447       644       (273)        (73)(b)    2,708
                         --------   ------  -------   -------    -------     -------     --------
    Total cost of
     product revenue....    2,654       --      447       644       (273)        (73)       3,293
  Services..............    4,137    2,690      800     2,230         --          --        9,857
                         --------   ------  -------   -------    -------     -------     --------
    Total cost of
     revenue............    6,791    2,690    1,247     2,874       (273)       (73)       13,256
                         --------   ------  -------   -------    -------     -------     --------
Gross margin............   17,273    1,799    2,123     1,280     (1,758)         53       20,664
Operating expenses:
  Research and
   development..........    8,115       --    1,368        --     (2,619)         --        6,864
  Sales and marketing...   13,589      227    2,812       707     (2,459)         --       14,876
  General
   administrative.......    4,432    1,520    1,340     1,124       (653)        343 (c)    8,106
  Acquired in-process
   research and
   development..........    4,064       --       --        --         --      (4,064)(d)       --
                         --------   ------  -------   -------    -------     -------     --------
    Total operating
     expenses...........   30,200    1,747    5,520     1,831     (5,731)     (3,721)      29,846
                         --------   ------  -------   -------    -------     -------     --------
Loss from operations....  (12,927)      52   (3,397)     (551)     3,973      (3,668)      (9,182)
Other income (expense):
  Interest income from
   principal
   shareholder..........      436      --        --        --         --          --          436
  Other interest income
   (expense), net.......       48      (41)      31       (88)        --          --          (50)
  Equity in losses from
   Infomodelers.........     (634)      --       --        --         --          --         (634)
                         --------   ------  -------   -------    -------     -------     --------
Income (loss) before
 income taxes...........  (13,077)      11   (3,366)     (639)     3,973      (3,668)      (9,430)
Provision for income
 taxes..................       38        4       --        --         --          (4)(e)       38
                         --------   ------  -------   -------    -------     -------     --------
Net income (loss)....... $(13,115)  $    7  $(3,366)  $  (639)   $ 3,973     $(3,672)    $ (9,468)
                         ========   ======  =======   =======    =======     =======     ========
Basic and diluted net
 loss per share.........                                                             (f)  $ (1.44)

           (See accompanying notes to pro forma financial statements)

                          ASYMETRIX AND SUBSIDIARIES

       NOTES TO CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)

  The following adjustments were applied to the historical consolidated financial statements of the Company, CSI, Aimtech, and the Oakes Companies to arrive at the pro forma consolidated financial information:

  (a) Represents the elimination of intercompany revenues of $126,000 associated with CSI, Aimtech and the Oakes Companies.
  (b) Represents the elimination of intercompany expenses of $126,000 associated with CSI, Aimtech and the Oakes Companies and recognition of $53,000 of amortization expense related to purchased technology associated with Aimtech.
  (c) Represents amortization expense related to goodwill associated with the acquisitions of CSI, Aimtech and the Oakes Companies, which is amortized on an entity by entity basis over its estimated useful life of fifteen, five and fifteen years, respectively, and the elimination of discretionary bonus compensation received by shareholders of CSI as these shareholders entered into employment contracts in conjunction with the acquisition of CSI. These adjustments are summarized as follows:

                                             YEAR ENDED
                                            DECEMBER 31,
                                                1997
                                             DR. (CR.)
                                           --------------
                                           (IN THOUSANDS)
            Amortization of goodwill:
            CSI...........................     $ 260
            Aimtech.......................       220
            Oakes Companies...............       140
                                               -----
                                                 620
            Discretionary bonus
             compensation.................      (277)
                                               -----
                                               $ 343
                                               =====


  (d) Represents the in-process research and development acquired in conjunction with the acquisitions of Aimtech and Socha of $3,580,000 and $484,000, respectively.

  (e) Represents the reduction of provision for income taxes of $4,000 as a result of operating losses incurred on a consolidated basis.
  (f) Pro forma basic and diluted net loss per share is computed using the weighted average number of common shares outstanding during the period, including shares of Common Stock and redeemable Common Stock issued to effect acquisitions as if they were issued on January 1, 1997. The following is a reconciliation of shares used to compute historical basic and diluted net loss per share to shares used to compute pro forma basic and diluted net loss per share (in thousands):

            Weighted average common shares
             outstanding...........................  6,038
            Common Stock issued in CSI acquisition.    359
            Redeemable Common Stock issued in CSI
             acquisition...........................    191
                                                     -----
                                                     6,588
                                                     =====

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders
 Aimtech Corporation:

  We have audited the accompanying consolidated balance sheet of Aimtech Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aimtech Corporation and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from its operations and requires additional financing to fund its 1997 operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                  Arthur Andersen LLP

Boston, Massachusetts
May 9, 1997

                      AIMTECH CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                     DECEMBER 31,   JUNE 30,
                                                         1996         1997
                                                     ------------  -----------
                                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents......................... $  2,536,571  $   319,856
  Accounts receivable, net of allowance for returns
   and doubtful accounts of approximately $243,000
   in 1996 and $131,341 in 1997.....................    1,121,814      349,399
  Inventory.........................................      145,474      137,213
  Prepaid and other current assets..................      127,060       86,041
                                                     ------------  -----------
    Total current assets............................    3,930,919      892,509
                                                     ------------  -----------
Property and equipment, at cost:
  Computer equipment................................    1,194,711    1,335,490
  Furniture and fixtures............................      353,534      356,708
  Equipment under capital leases....................      265,311      265,311
  Leasehold improvements............................       67,302       60,042
                                                     ------------  -----------
                                                        1,880,858    2,017,551
  Less-accumulated depreciation and amortization....    1,308,656    1,582,474
                                                     ------------  -----------
    Net property and equipment......................      572,202      435,077
                                                     ------------  -----------
Other assets........................................       13,496       13,496
                                                     ------------  -----------
    Total assets.................................... $  4,516,617  $ 1,341,082
                                                     ============  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of capital lease obligations...... $     30,917  $    28,491
  Accounts payable..................................      687,586      653,538
  Deferred revenue..................................    1,067,480      724,412
  Other accrued expenses............................      576,754      382,941
  Customer advances.................................      681,000      686,500
                                                     ------------  -----------
    Total current liabilities.......................    3,043,737    2,475,882
                                                     ------------  -----------
Capital lease obligations, net of current portion...       32,446       16,556
                                                     ------------  -----------
Commitments and contingencies
Stockholders' equity (deficit):
  Preferred stock, $.0.01 par value. Authorized
   5,000,000 shares; issued and outstanding--none...           --           --
  Common stock, $0.01 par value. Authorized
   20,000,000 shares; issued and outstanding
   7,311,911 shares in 1996 and 7,576,700 shares in
   1997.............................................       73,119       75,767
  Additional paid-in capital........................   14,776,286   14,809,917
  Accumulated deficit...............................  (13,450,635) (16,080,624)
  Cumulative translation adjustment.................       41,664       43,584
                                                     ------------  -----------
    Total stockholders' equity (deficit)............    1,440,434   (1,151,356)
                                                     ------------  -----------
    Total liabilities and stockholders' equity
     (deficit)...................................... $  4,516,617  $ 1,341,082
                                                     ============  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                      AIMTECH CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           SIX MONTHS ENDED
                                          YEAR ENDED           JUNE 30,
                                         DECEMBER 31,  -------------------------
                                             1996          1996         1997
                                         ------------  ------------  -----------
                                                             (UNAUDITED)
Net revenues:
  Product............................... $ 5,697,000   $  3,099,558  $ 2,168,091
  Service...............................   1,707,524      1,035,876      616,691
                                         -----------   ------------  -----------
    Total revenues .....................   7,404,524      4,135,434    2,784,782
                                         -----------   ------------  -----------
Cost of revenues:
  Product...............................     439,646        123,907      280,011
  Service...............................     896,148        528,380      649,652
                                         -----------   ------------  -----------
    Total cost of revenues..............   1,335,794        652,287      929,663
                                         -----------   ------------  -----------
    Gross profit........................   6,068,730      3,483,147    1,855,119
                                         -----------   ------------  -----------
Selling and marketing expenses..........   6,780,251      3,570,811    2,436,915
Product development expenses............   2,745,183      1,500,033    1,075,295
General and administrative expenses.....   1,549,689        666,369    1,002,881
                                         -----------   ------------  -----------
    Loss from operations................  (5,006,393)    (2,254,066)  (2,659,972)
Interest expense........................    (11,896)        (5,663)      (3,984)
Interest income.........................     157,473         79,123       33,967
                                         -----------   ------------  -----------
    Net loss............................ $(4,860,816)  $ (2,180,606) $(2,629,989)
                                         ===========   ============  ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                      AIMTECH CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                             COMMON STOCK
                          ------------------- ADDITIONAL              CUMULATIVE       TOTAL
                          NUMBER OF   $0.01    PAID-IN   ACCUMULATED  TRANSLATION  STOCKHOLDERS'
                           SHARES   PAR VALUE  CAPITAL     DEFICIT    ADJUSTMENT  EQUITY (DEFICIT)
                          --------- --------- ---------- -----------  ----------- ----------------
Balance at December 31,
 1995...................  5,155,957  $51,560   9,428,212  (8,589,819)    52,866         942,819
Sale of common stock,
 net of issuance costs
 of $18,304.............  1,703,910   17,039   5,076,387          --         --       5,093,426
Sale of common stock
 under employee stock
 purchase plan..........     40,544      405     109,464          --         --         109,869
Exercise of options.....    111,000    1,110     142,490          --         --         143,600
Exercise of warrants and
 stock rights...........    300,500    3,005      11,920          --         --          14,925
Compensation expense
 associated with stock
 options................         --       --       7,813          --         --           7,813
Cumulative translation
 adjustment.............         --       --          --          --    (11,202)        (11,202)
Net loss................         --       --          --  (4,860,816)        --      (4,860,816)
                          ---------  -------  ---------- -----------    -------      ----------
Balance at December 31,
 1996...................  7,311,911   73,119  14,776,286 (13,450,635)    41,664       1,440,434
Exercise of warrants
 (unaudited)............    218,673    2,187          --          --         --           2,187
Exercise of options
 (unaudited)............     46,116      461      33,631          --         --          34,092
Net loss (unaudited)....         --       --          --  (2,629,989)        --      (2,629,989)
Cumulative translation
 adjustment (unaudited).         --       --          --          --      1,920           1,920
                          ---------  -------  ---------- -----------    -------      ----------
Balance at June 30, 1997
 (unaudited)............  7,576,700  $75,767  14,809,917 (16,080,624)    43,584      (1,151,356)
                          =========  =======  ========== ===========    =======      ==========



  The accompanying notes are an integral part of these consolidated financial statements.

                      AIMTECH CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          SIX MONTHS ENDED
                                          YEAR ENDED          JUNE 30,
                                         DECEMBER 31,  ------------------------
                                             1996         1996         1997
                                         ------------  -----------  -----------
                                                             (UNAUDITED)
Cash flows from operating activities:
 Net loss............................... $(4,860,816)  $(2,180,606) $(2,629,989)
 Adjustments to reconcile net loss to
  net cash provided by (used in)
  operating activities:
  Depreciation and amortization.........     433,217       205,609      273,818
  Compensation expense associated with
   stock options........................       7,813         5,860           --
  Provision for sales returns and
   doubtful accounts....................     164,939            --           --
  Loss on sale of fixed assets..........      10,413            --           --
  Changes in assets and liabilities:
   Accounts receivable..................     292,699       605,245      772,415
   Inventory............................     (42,989)      (94,502)       8,261
   Prepaid and other current assets.....     (15,694)      (41,340)      41,019
   Other assets.........................       2,642        (6,628)          --
   Accounts payable.....................     112,395        38,200      (34,049)
   Deferred revenue.....................     103,505       326,923     (343,068)
   Customer advances....................    (137,068)        5,978        5,500
   Other accrued expenses...............    (202,937)       16,920     (193,813)
                                         -----------   -----------  -----------
     Net cash used in operating
      activities........................  (4,131,881)   (1,118,341)  (2,099,906)
                                         -----------   -----------  -----------
Cash flows from investing activities:
 Purchases of property and equipment....    (206,710)     (164,178)    (136,692)
 Proceeds from sale of property and
  equipment.............................      12,231            --           --
                                         -----------   -----------  -----------
     Net cash used in investing
      activities........................    (194,479)     (164,178)    (136,692)
                                         -----------   -----------  -----------
Cash flows from financing activities:
 Proceeds from issuance of common stock,
  net of issuance costs.................   5,203,295     5,203,295           --
 Repayment of long-term debt and
  capitalized lease obligations.........     (36,527)      (18,250)     (18,316)
 Proceeds from exercise of warrants and
  options...............................     158,525       117,768       36,279
                                         -----------   -----------  -----------
     Net cash provided by financing
      activities........................   5,325,293     5,302,813       17,963
                                         -----------   -----------  -----------
Effect of exchange rate changes.........     (11,202)      (10,516)       1,920
                                         -----------   -----------  -----------
     Net increase (decrease) in cash and
      cash equivalents..................     987,731     4,009,778   (2,216,715)
Cash and cash equivalents at beginning
 of period..............................   1,548,840     1,548,840    2,536,571
                                         -----------   -----------  -----------
Cash and cash equivalents at end of
 period................................. $ 2,536,571   $ 5,558,618  $   319,856
                                         -----------   -----------  -----------
Supplemental disclosures of cash flow
 information--cash paid during the year
 for:
  Interest.............................. $    11,069   $     8,000  $     4,000
  Taxes.................................         800            --           --
Supplemental disclosure of noncash
 financing activities--acquisition of
 equipment under capital lease
 obligations............................ $    82,785   $    63,722  $        --
                                         ===========   ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                     AIMTECH CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

       (INFORMATION WITH REGARD TO JUNE 30, 1996 AND 1997 IS UNAUDITED)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

  Aimtech Corporation and subsidiaries (the Company) are engaged in developing and marketing interactive multimedia and Internet software applications. The Company's products are visual authoring tools used to create Internet and computer-based training courses, sales and manufacturing product demonstrations, informational and transactional kiosks and CD-ROM titles. In 1996, the Company released a new product for web designers and creative professionals that creates Java Applets and applications for use on web sites. The Company sells its products both directly and through a network of domestic and international resellers into corporate, governmental and educational markets.

  The Company is subject to the same risks that other technology-based companies in similar stages of development face, including the need for adequate financing to fund future operations, dependence on key individuals and the continued successful development and marketing of its products.

  The Company has incurred significant operating losses since inception. Management believes that additional financing will be required during fiscal year 1997 to continue to fund its current level of operations and to achieve the Company's strategic plan. The Company is actively pursuing arrangements to secure additional equity financing and other sources of liquidity, including the possible sale of the Company. However, there can be no assurance such efforts will be successful. In the event these or other steps are not accomplished, there exists substantial doubt concerning the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. See note 7.

  The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in the notes to consolidated financial statements.

  (a) Management Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (b) Consolidation

  The Company's consolidated financial statements include the accounts of its wholly owned subsidiaries, Aimtech Europe Limited and Aimtech Deutschland, GmbH. All material intercompany transactions and balances have been eliminated in consolidation.

  (c) Cash and Cash Equivalents

  The Company classifies all highly liquid, short-term investments with initial maturities of less than three months as cash and cash equivalents. All amounts are recorded at cost.

  (d) Revenue Recognition

  Revenue from the sale of software licenses is recognized upon shipment, provided that no significant vendor obligations remain outstanding and collection of the resulting receivable is deemed probable. The Company provides reserves for any returns and warranty expenses upon shipment of the product. Postcontract customer

                     AIMTECH CORPORATION AND SUBSIDIARIES
support bundled in the sale of initial license fees is deferred and amortized over the maintenance period. The Company recognizes revenue associated with separately billed maintenance and customer support ratably over the life of the contract. These contracts generally have terms of one year or less.

  The Company recognizes revenue under courseware development contracts as services are provided for per diem contracts or by using the percentage-of-completion method of accounting based on the ratio of hours incurred to the total estimated hours of a contract for individual fixed-price contracts. The Company recognizes revenue under development contracts requiring completed software products upon delivery of the products and acceptance by the customer. Provisions for any estimated losses on uncompleted contracts are made in the period in which such losses become evident. If a transaction includes both license and service elements, license fee revenue is recognized upon shipment of the product, provided services do not include significant customization or modification of the base products and payment terms for licenses are not subject to acceptance criteria. In cases in which license fee payments are contingent upon the acceptance of services, revenues for both the license and service elements are deferred until the acceptance criteria are met.

  (e) Foreign Operations

  The Company's United Kingdom and German subsidiaries use the local currency as the functional currency and translate all assets and liabilities at year-end exchange rates and all income and expense accounts at average rates. Resulting translation adjustments are included in the accompanying consolidated balance sheets as the cumulative translation adjustment within stockholders' equity.

  In June of 1996, the Company closed their German subsidiary, Aimtech Deutschland, GmbH. The costs incurred to close the facility were not significant and were fully incurred and paid by December 31, 1996.

  (f) Depreciation and Amortization

  The Company provides for depreciation and amortization using accelerated methods by charges to operations in amounts that allocate the cost of assets over their estimated useful lives, as follows:

       ASSET CLASSIFICATION                                ESTIMATED USEFUL LIFE
       --------------------                                ---------------------
       Computer equipment.................................         2-3 years
       Furniture and fixtures.............................           5 years
       Equipment under capital leases.....................     Term of lease
       Leasehold improvements.............................     Term of lease

  (g) Impairment of Long-Lived Assets

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. This statement addresses the accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of.

  This statement requires that long-lived assets, including intangibles, be reviewed for impairment whenever events or changes in circumstances, such as a change in market value, indicate that asset carrying amounts may not be recoverable. In performing the review for recoverability, if estimated future undiscounted cash flows (without interest charges) from the use and ultimate dispositions of the assets are less than their carrying value, an impairment loss is recognized. Impairment losses are to be measured based on the fair value of the asset.

                     AIMTECH CORPORATION AND SUBSIDIARIES

  The Company's adoption of the statement did not have a material impact on the Company's financial statements.

  (h) Software Research and Development Costs

  The Company capitalizes product development costs subsequent to the establishment of technological and commercial feasibility until the product is available for general release. Costs incurred prior to the establishment of technological feasibility are charged to product development expense. Development costs associated with product enhancements that extend the life of the original product or significantly improve the marketability of the original product are also capitalized upon technological feasibility. Amortization of product development costs begins the month after the products are released over the shorter of the estimated useful life of the product or three years, which results in amortization expense no less than that which would result from using the ratio of current gross revenues to total expected gross revenues. The Company records the amortization as a component of cost of revenues.

  For the year ended December 31, 1996 and the six months ended June 30, 1996 and 1997, the Company did not capitalize any significant amount of product development costs because the costs incurred after technological feasibility was established were not material.

  (i) Inventory

  Inventory is stated at the lower of cost (first-in, first-out) or market and consists of software diskettes, CD-ROMs and related documentation.

  (j) Income Taxes

  The Company provides for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax bases of assets and liabilities, as measured by the enacted tax rates assumed to be in effect when these differences reverse.

  The sources of deferred income tax and the related tax effect at December 31, 1996 are approximately as follows:

       Net operating loss carryforwards............................ $ 3,800,000
       Temporary differences.......................................     127,000
       Less-valuation allowance....................................  (3,927,000)
                                                                    -----------
       Deferred income taxes....................................... $        --
                                                                    ===========

  The Company has recorded a valuation allowance equal to the full value of the deferred tax assets, including net operating loss carryforwards, because of the uncertainty of their future utilization.

  At December 31, 1996, the Company has federal net operating loss carryforwards of approximately $11,200,000 to be offset against future taxable income and tax credit carryforwards to be offset against future federal tax, if any. These carryforwards expire in varying amounts through 2011 and are subject to review and possible adjustment by the Internal Revenue Service (the
IRS). The Tax Reform Act of 1986 contains provisions that may severely limit the net operating loss carryforwards available to be used in any given year in the event a significant change in ownership occurs, as defined in the tax regulations.

                     AIMTECH CORPORATION AND SUBSIDIARIES

  (k) Postretirement and Postemployment Benefits

  The Company has no obligations for postretirement or postemployment benefits.

  (l) Derivative Financial Instruments

  SFAS No. 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments, requires certain disclosures about derivative financial instruments, including futures, forward swap and option contracts and other financial instruments with similar characteristics. As of December 31, 1996, the Company had no instruments requiring disclosure under SFAS No. 119.

  (m) Interim Financial Statements

  The accompanying balance sheet as of June 30, 1997, and the statements of operations and cash flows for the six months ended June 30, 1996 and June 30, 1997, and the statement of stockholders' equity (deficit) for the six months ended June 30, 1997 are unaudited, but in the opinion of management, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation of results for these interim periods. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the entire fiscal year.

(2) COMMITMENTS AND CONTINGENCIES--LEASES

  The Company leases various office space and equipment expiring in varying amounts through 2000.

  The future minimum annual lease payments at December 31, 1996 are as follows:

                                                              OPERATING CAPITAL
                                                               LEASES   LEASES
                                                              --------- -------
   Year ending December 31:
     1997.................................................... $365,694  $39,408
     1998....................................................   67,086   30,682
     1999....................................................   45,234       --
     2000....................................................    3,292       --
     2001....................................................       --       --
                                                              --------  -------
       Total minimum lease payments.......................... $481,306  $70,090
                                                              ========
     Less amount representing interest.......................             6,727
                                                                        -------
       Present value of minimum lease payments...............            63,363
     Less current portion of capital lease obligations.......            30,917
                                                                        -------
       Long-term portion of capital lease obligations........           $32,446
                                                                        =======

  Rental expense charged to operations was approximately $387,000 for the year ended December 31, 1996. One of the facility operating leases is considered excess. The Company has accrued approximately $14,000 to cover its expected loss, net of subrental income.

(3) STOCKHOLDERS' EQUITY

  (a) Preferred Stock

  The Company has authorized the issuance of 5,000,000 shares of preferred stock, none of which have been issued. The Board of Directors shall determine the number, designation, preferences, voting power, qualifications and other rights and privileges of each series of preferred stock.

                     AIMTECH CORPORATION AND SUBSIDIARIES

  (b) Common Stock

  Certain stockholders have entered into an agreement that allows these stockholders to participate in a purchase offer should one be received by a significant stockholder. These stockholders also have a right of first refusal on any purchase offer received by a stockholder on the same terms and conditions. If the other stockholders refuse to acquire the shares, the Company also has a right of refusal to acquire the shares on the same terms and conditions. These stockholders also have a right of refusal to purchase all or any part of new securities issued by the Company sufficient for the stockholders to maintain their pro rata interest. These stockholders' agreements terminate upon the closing of an initial public offering.

  On May 2, 1996, the Company sold 1,703,910 shares of common stock with warrants to purchase an additional 511,173 shares of common stock at an exercise price of $.01 per share in exchange for total consideration of $5,111,730. The warrants are fully exercisable and expire upon the earlier of the closing of a public offering, the closing of the sale or merger of the Company, or on January 31, 1997. As of December 31, 1996, 292,500 of these warrants have been exercised. The balance of the warrants were exercised in 1997.

  (c) Employee Stock Purchase Plan

  Effective July 1, 1993, the Company adopted the Aimtech Corporation Employee Stock Purchase Plan (the Purchase Plan). The Company has reserved and may issue up to 200,000 shares of common stock in semiannual offerings over a 10-year period. The offering price shall never be less than 85% of the fair market value per share on the offering date. Employee contributions to each individual stock purchase account shall not exceed 10% of the employee's compensation, as defined. The Purchase Plan prohibits any employee from owning 5% or more of the total combined voting power or value of all classes of stock of the Company, or from purchasing shares valued in excess of $25,000 (at the offering date) in any calendar year.

  (d) Stock Options

  In 1989, the Company adopted the 1989 Stock Incentive Plan (the Plan), pursuant to which options to purchase up to 2,000,000 shares of the Company's common stock are available for issuance. The Plan provides for the granting of stock options, restricted stock or performance share awards to eligible employees of the Company. Incentive stock options are granted at an exercise price of not less than the fair market value of the common stock at the date of grant. Nonqualified stock options are granted at an exercise price that is determined by the Board of Directors and which may be less than the fair market value of the common stock at the date of grant. All outstanding options have exercise prices equal to the estimated fair value of the common stock at the date of grant. Generally, the options vest over four years and expire not more than 10 years from the date of grant. Stock awarded pursuant to the Plan may be subject to certain restrictions and conditions as decided by the Board of Directors. No restricted stock or performance share awards had been granted as of December 31, 1996. At December 31, 1996, 1,838,449 shares have been reserved for issuance under the Plan. Stock option activity for the year ended December 31, 1996 is as follows:

                                                                     WEIGHTED
                                                         NUMBER    AVERAGE PRICE
                                                        OF SHARES    PER SHARE
                                                        ---------  -------------
     Outstanding, December 31, 1995.................... 1,470,251      $2.60
     Granted...........................................   376,123       2.37
     Exercised.........................................  (111,000)      1.29
     Canceled..........................................  (627,458)      2.33
                                                        ---------
     Outstanding, December 31, 1996.................... 1,107,916       2.67
                                                        =========
     Exercisable, December 31, 1996....................   320,959       2.37
                                                        =========

  The weighted average fair value of options granted in 1996 was $0.48.

                     AIMTECH CORPORATION AND SUBSIDIARIES

  In addition to the above Plan, in 1991, the Company issued to an officer an option to purchase 8,000 shares of common stock with an exercise price of $1.50 per share. The officer exercised this option in 1996. In 1993, the Company issued to an individual an option to purchase 10,000 shares of common stock with an exercise price of $3.00 per share. The exercise prices represented the fair value at the date of grant.

  On January 1, 1994, the Company adopted the Stock Option Plan for Nonemployee Directors, pursuant to which 200,000 shares were reserved for issuance. The Company granted a total of 30,000 options to two Directors with an exercise price of $3.00 per share. Each Nonemployee Director initially elected to the Board of Directors in the future will also receive an option to purchase 15,000 shares of common stock. These options vest in three equal annual installments beginning on the date of grant.

  In August 1994, the Company extended the exercise period of certain options granted under the terms of the Plan. This resulted in compensation expense to the Company equal to the difference between the grant price and the fair market value at the new measurement date, which was recognized over the remaining terms of the options. For the year ended December 31, 1996, the Company recorded compensation expense related to this transaction of $7,813.

  During 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation costs for those plans using the intrinsic method of accounting prescribed by APB Opinion No. 25. Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share, if presented, as if the fair value based method of accounting defined in SFAS No. 123 had been applied.

  The Company has elected to account for its stock-based compensation plan under APB Opinion No. 25. However, the Company has computed, for pro forma disclosure purposes, the value of all options granted during 1996 using the minimum value method as prescribed by SFAS No. 123, using the following weighted average assumptions for grants in 1996:

       Risk-free interest................................................  5.98%
       Expected dividend yield...........................................     0%
       Expected life..................................................... 1 year
       Expected volatility...............................................     0%

  The total value of options granted during 1996 would be amortized on a pro forma basis over the vesting period of the options. Options generally vest equally over four years. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation costs may not be representative of that to be expected in future years. If the Company had accounted for these plans, including the Employee Stock Purchase Plan, in accordance with SFAS No. 123, the Company's net loss for the year ended December 31, 1996 would have increased as reflected in the following pro forma amounts:

       Net loss:
         As reported............................................... $(4,860,816)
         Pro forma.................................................  (5,036,770)

                     AIMTECH CORPORATION AND SUBSIDIARIES

  Set forth is a summary of options outstanding and exercisable as of December 31, 1996:

                   OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
     ---------------------------------------------------  -----------------------
                                  WEIGHTED
                                  AVERAGE      WEIGHTED                 WEIGHTED
      RANGE OF     NUMBER OF     REMAINING     AVERAGE     NUMBER OF    AVERAGE
      EXERCISE    OUTSTANDING   CONTRACTUAL    EXERCISE   EXERCISABLE   EXERCISE
       PRICE        SHARES      LIFE (YEARS)    PRICE       OPTIONS      PRICE
     ----------   -----------   ------------   --------   -----------   --------
     $1.30-2.00      147,500        5.13        $1.57       137,250      $1.54
      2.31-3.00      960,416        9.07         2.84       183,709       3.00
     ----------    ---------        ----        -----       -------      -----
     $1.30-3.00    1,107,916        8.55        $2.67       320,959      $2.37
     ==========    =========        ====        =====       =======      =====

(4) AIMTECH CORPORATION 401(K) PROFIT SHARING PLAN

  Effective January 1, 1994, the Company established the Aimtech Corporation 401(k) Profit Sharing Plan (the 401(k) Plan) under Section 401(k) of the Internal Revenue Code. The 401(k) Plan allows eligible employees to make contributions up to a specified percentage, not to exceed 15% of their compensation, subject to certain IRS limitations.

  The Company may elect to make contributions to the 401(k) Plan, at the discretion of the Board of Directors, not to exceed 5% of an employee's compensation, as defined. The Company did not make a 401(k) Plan contribution in 1996.

(5) SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK

  In 1996, two customers accounted for 26% of the Company's net sales.

  SFAS No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company's accounts receivable credit risk is not concentrated within any geographic area, and no single customer represents a significant credit risk to the Company.

(6) GEOGRAPHIC DATA

  United States and international sales as a percentage of total revenues are as follows:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
       GEOGRAPHIC AREA                                                  1996
       ---------------                                              ------------
       United States...............................................      71%
       Canada......................................................       2
       Europe......................................................      21
       Far East....................................................       4
       Other.......................................................       2
                                                                        ---
                                                                        100%
                                                                        ===

(7) SUBSEQUENT EVENT (UNAUDITED)

  On September 12, 1997, Asymetrix Learning Systems, Inc. acquired the Company in exchange for 2,183,894 shares of Asymetrix Learning Systems, Inc. Series 4 Class B Stock.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Communication Strategies, Inc.:

  We have audited the accompanying balance sheets of Communication Strategies, Inc. (the "Company") as of December 31, 1996 and September 30, 1997, and the related statements of income and retained earnings and cash flows for the year ended December 31, 1996 and the nine-month period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Communication Strategies, Inc. as of December 31, 1996 and September 30, 1997, and the results of its operations and its cash flows for the year ended December 31, 1996 and the nine-month period ended September 30, 1997 in conformity with generally accepted accounting principles.

                                                          KPMG Peat Marwick LLP
December 19, 1997
Dallas, Texas

                         COMMUNICATION STRATEGIES, INC.

                                 BALANCE SHEETS

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
ASSETS                                                ------------ -------------
Current assets:
  Cash and cash equivalents..........................  $   38,957   $   96,753
  Accounts receivable................................     703,007      776,479
  Unbilled receivables...............................       4,006       54,976
  Prepaid expenses and other current assets..........       7,393       21,999
                                                       ----------   ----------
    Total current assets.............................     753,363      950,207
  Property, plant and equipment, net.................     380,210      415,915
                                                       ----------   ----------
    Total assets.....................................  $1,133,573   $1,366,122
                                                       ==========   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable........................................ $   25,860 $   81,958
  Accrued payroll-related expenses........................     71,460    135,845
  Bank line of credit.....................................    394,942    319,538
  Deferred revenue........................................    164,912    166,804
  Income tax payable......................................     11,925     69,220
  Deferred tax liability..................................    158,261    158,558
                                                           ---------- ----------
    Total liabilities.....................................    827,360    931,923
Stockholders' equity:
  Common stock, $1 par value; 1,000 shares authorized;
   1,000 shares issued and outstanding....................      1,000      1,000
  Retained earnings.......................................    305,213    433,199
                                                           ---------- ----------
    Total stockholders' equity............................    306,213    434,199
                                                           ---------- ----------
Commitments
    Total liabilities and stockholders' equity............ $1,133,573 $1,366,122
                                                           ========== ==========

                         See accompanying notes to financial statements.

                         COMMUNICATION STRATEGIES, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                    NINE-MONTH
                                                       YEAR ENDED  PERIOD ENDED
                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
Consulting and placement service revenue.............  $3,966,151   $3,394,924
                                                       ----------   ----------
Cost and expenses:
 Consulting and placement service cost of revenue....   2,346,563    2,016,579
 Selling, general and administrative expenses........   1,465,732    1,150,686
                                                       ----------   ----------
    Total costs and expenses.........................   3,812,295    3,167,265
                                                       ----------   ----------
    Operating income.................................     153,856      227,659
Interest expense, net................................      22,289       28,607
                                                       ----------   ----------
    Income before income taxes.......................     131,567      199,052
Income taxes.........................................      47,912       71,066
                                                       ----------   ----------
    Net income.......................................      83,655      127,986
Retained earnings at beginning of year...............     221,558      305,213
                                                       ----------   ----------
Retained earnings at end of year.....................  $  305,213   $  433,199
                                                       ==========   ==========


                         See accompanying notes to financial statements.

                         COMMUNICATION STRATEGIES, INC.

                            STATEMENT OF CASH FLOWS

                                                                  NINE-MONTH
                                                     YEAR ENDED  PERIOD ENDED
                                                    DECEMBER 31, SEPTEMBER 30,
                                                        1996         1997
                                                    ------------ -------------
Cash flows from operating activities:
  Net income.......................................   $ 83,655     $127,986
  Adjustments to reconcile net income to net cash
   used in
   operating activities:
   Depreciation and amortization...................    123,818       75,500
   Deferred income taxes...........................     30,385          297
   Loss on disposition of property, plant and
    equipment......................................      5,604        8,228
   Changes in operating assets and liabilities:
    Accounts receivable............................   (205,361)     (73,472)
    Unbilled receivables...........................     (4,006)     (50,970)
    Prepaid expenses and other current assets......      1,410      (14,606)
    Income taxes...................................      1,840       57,295
    Accounts payable...............................    (25,403)      56,098
    Accrued expenses...............................    (33,465)      64,385
    Deferred revenue...............................    116,516        1,892
                                                      --------     --------
      Net cash used in operating activities........     94,993      252,633
                                                      --------     --------
Cash flows used in investing activities--purchases
of property, plant
 and equipment.....................................   (334,324)    (119,433)
                                                      --------     --------
Cash flows from financing activities:
  Proceeds from line of credit.....................    909,749      859,000
  Repayment of line of credit......................   (654,807)    (934,404)
                                                      --------     --------
    Net cash provided by financing activities......    254,942      (75,404)
                                                      --------     --------
Net increase in cash and cash equivalents..........     15,611       57,796
Cash and cash equivalents, beginning of
year/period........................................     23,346       38,957
                                                      --------     --------
Cash and cash equivalents, end of year/period......   $ 38,957     $ 96,753
                                                      ========     ========
Cash paid during the year:
  Interest.........................................   $ 20,799     $ 22,986
                                                      ========     ========
  Income taxes.....................................   $ 15,687     $ 13,474
                                                      ========     ========

                         See accompanying notes to financial statements.

                        COMMUNICATION STRATEGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

                   December 31, 1996 and September 30, 1997

(1) THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) The Company

  Communication Strategies, Inc. ("CSI" or the "Company") was incorporated under the laws of the State of Texas on September 19, 1983. The Company provides consulting and paper-based documentation services related to instructional design. The Company also provides multi-media based deliverables and placement services, on a temporary or permanent basis. Its principal operations are located in Fort Worth, Texas.

  (b) Revenue Recognition

  The Company provides services under time and materials and fixed-price contracts. Fixed price contracts for consulting services typically span a period of three to five months. Revenue related to fixed price contracts is recognized on the percentage-of-completion method measured by the percentage of labor hours incurred to date to estimated total labor hours for each contract. Changes in estimates, if any, are made in the period they are determined. Provisions for estimated losses on uncompleted contracts, if any, are made on a contract by contract basis and are recognized in the period in which the losses are determined. Unbilled receivables represent revenue recognized based on services performed in excess of billings in accordance with the terms of the contracts. Billings in excess of recognized revenue are classified as deferred revenues. Revenue is recognized on time and material contracts based upon agreed upon billing amounts as services are rendered. Revenues related to placement services are recognized on a time and materials basis for temporary placements and after completion of a contractually determined probation period for permanent placements.

  (c) Cash and Cash Equivalents

  Cash equivalents consist of investments in money market accounts with original maturities of 90 days or less.

  (d) Fair Value of Financial Instruments

  Most of the Company's financial instruments, including cash, trade receivables and payables and accruals, are short-term in nature. Accordingly, the carrying amount of the Company's financial instruments approximates its fair value.

  (e) Property, Plant and Equipment

  Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment, other than leasehold improvements, is provided over the estimated useful lives of the respective assets (ranging from 5 to 7 years) using the double-declining method. Leasehold improvements are amortized on a straight-line basis over the shorter of the respective lease term or estimated useful life of the asset.

  (f) Income Taxes

  The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized with respect to tax consequences attributable to the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when such amounts are realized or settled. The resulting deferred tax assets and liabilities are adjusted to reflect changes in tax laws or rates in the period of enactment.

                        COMMUNICATION STRATEGIES, INC.

  (g) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consisted of the following:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
Furniture and fixtures...............................   $288,140     $170,064
Computer equipment and accessories...................    484,698      588,929
Autos................................................     45,509       45,509
Leasehold improvements...............................     12,453       14,342
                                                        --------     --------
                                                         830,800      818,844
Less accumulated depreciation and amortization.......   (450,590)    (402,929)
                                                        --------     --------
  Property, plant and equipment, net.................   $380,210     $415,915
                                                        ========     ========

(3) CREDIT AGREEMENT WITH BANK

  The Company entered into a letter agreement with Camp Bowie National Bank ("Bank") on April 1, 1997. Under this letter agreement, the Bank has agreed to loan the Company $500,000 in the form of a revolving line of credit note and due in full on April 1, 1998. Interest on the principal amount accrues from the date of each advance at the Bank's stated base rate plus one percent (9.75% and 10% on December 31, 1996 and September 30, 1997, respectively) and is payable on the first day of every month. The note is guaranteed in full by officers of the Company. The Company has certain financial and non-financial covenants related to the credit agreement. The Company was in compliance with those covenants as of December 31, 1996 and September 30, 1997.

(4) INCOME TAXES

  Income tax expense for the year ended December 31, 1996 and the nine month period ended September 30, 1997 includes deferred tax expense of $30,385 and $297, respectively.

  Total income tax expense differs from the amount computed by applying the federal corporate income tax rate of 35% to income before taxes as follows:

                                                                    NINE-MONTH
                                                       YEAR ENDED  PERIOD ENDED
                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
Computed ("expected") income tax expense.............   $ 46,048      $69,668
Meals and entertainment..............................      1,864        1,398
                                                        --------      -------
                                                        $ 47,912      $71,066
                                                        ========      =======

                        COMMUNICATION STRATEGIES, INC.

  The tax effected temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1996 and September 30, 1997 are as follows:

                                                                1996     1997
                                                              -------- --------
Deferred tax assets:
 Accrued liabilities (cash to accrual adjustment)............ $ 34,062 $ 63,920
 Deferred revenue............................................   57,719   76,231
                                                              -------- --------
  Total deferred tax assets..................................   91,781  140,151
Deferred tax liabilities:
 Accrued receivables (cash to accrual adjustment)............  247,454  291,009
 Prepaid expenses(cash to accrual adjustment)................    2,588    7,700
                                                              -------- --------
  Total deferred tax liabilities.............................  250,042  298,709
                                                              -------- --------
  Net deferred tax liabilities............................... $158,261 $158,558
                                                              ======== ========

  The temporary differences between the book and tax bases of assets and liabilities principally result from the use of the cash method for tax purposes and the accrual method for financial reporting purposes.

(5) EMPLOYEE RETIREMENT PLAN

  Employees of the Company may participate in a salary deferral 401(k) plan.

  The 401(k) plan allows eligible employees to defer part of their income on a tax-favored basis. All employees are eligible and may participate in the plan after six months of service during the twelve month period that begins with the employee's hiring date. The Company may make matching contributions to the Plan, non-elective or discretionary contributions and required minimum contributions, pursuant to legal and statutory requirements. For the year ended December 31, 1996 and the nine month period ended September 30, 1997, the Company matched 25% of up to the first 6% of the participant's contribution. Contributions by the Company totaled $18,000 and $13,615 for the year ended December 31, 1996 and the nine month period ended September 30, 1997, respectively. Matching and discretionary employer contributions vest 20% per year after four years of service.

(6) CONCENTRATIONS OF CREDIT RISK

  Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Concentration of credit risk is reduced due to the large number of customers comprising the customer base. One customer accounted for approximately twenty percent of the Company's sales for the year ended December 31, 1996 and the nine month period ended September 30, 1997 and $80,238 and $96,501 of accounts receivable as of December 31, 1996 and September 30, 1997, respectively. No other single customer accounted for more than ten percent of the Company's sales for the year ended December 31, 1996 or the nine month period ended September 30, 1997 or the Company's accounts receivable as of December 31, 1996 or September 30, 1997.

                        COMMUNICATION STRATEGIES, INC.

(7) COMMITMENTS

  As of September 30, 1997, the Company was obligated under several noncancelable operating lease agreements for office space. A summary of future minimum lease payments follows:

           1998..........................................  $105,567
           1999..........................................    64,419
           2000..........................................    23,271
           2001..........................................    11,635
                                                           --------
             Total.......................................  $204,892
                                                           ========

  Rental expense under noncancelable operating leases for facilities and equipment approximated $ 93,931 and $ 79,175 for the year ended December 31, 1996 and for the nine-month period ended September 30, 1997, respectively.

(8) SUBSEQUENT EVENTS

  On December 23, 1997, Asymetrix Learning Systems, Inc. ("Asymetrix") acquired all of the outstanding shares of CSI in exchange for Asymetrix preferred stock and options valued at approximately $4.8 million.

        "The Single-Source Solution For Online Enterprise Learning"

"Asymetrix Learning Systems, Inc. is a leading provider of online enterprise learning solutions designed to enable organizations to more effectively capture and deploy knowledge as a competitive advantage. The Company provides a single source corporate training solution that includes a technology platform and related professional services that enables customers to author, manage and deploy online enterprise learning applications."

                                   [IMAGE]

[Triangle divided into four parts, containing the following four elements: "Professional Learning Services," "Authoring Products," "Learning Management System" and the stylized "A" from the Asymetrix Learning Systems, Inc. logo.]

                  [ASYMETRIX LEARNING SYSTEMS, INC. LOGO.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, salesperson or other person has been authorized to give information or make any representations other than those contained in this Prospectus in connection with this offering and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since the date hereof.

                          --------------------------
                               TABLE OF CONTENTS
                          --------------------------

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   19
Dividend Policy...........................................................   19
Capitalization............................................................   20
Dilution..................................................................   21
Selected Historical Consolidated Financial Data...........................   22
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   24
Business..................................................................   38
Management................................................................   52
Certain Transactions......................................................   60
Principal Stockholders....................................................   64
Description of Capital Stock..............................................   65
Shares Eligible for Future Sale...........................................   68
Underwriting..............................................................   70
Legal Matters.............................................................   71
Changes in Accountants....................................................   71
Experts...................................................................   71
Additional Information....................................................   72
Financial Statements......................................................  F-1

                              ------------------

  Until      , 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 SHARES

         [LOGO OF ASYMENTRIX LEARNING SYSTEMS, INC. APPEARS HERE]

                                  COMMON STOCK

                                ---------------
                                   PROSPECTUS
                                ---------------

                             NationsBanc Montgomery
                                 Securities LLC

                                  BancAmerica
                               Robertson Stephens

                               Hambrecht & Quist

                                       , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses to be paid by the Registrant in connection with this offering are as follows. All amounts other than the SEC registration fee, NASD filing fee and Nasdaq National Market application fee are estimates.

   SEC Registration Fee............................................... $ 11,800
   NASD Filing Fee....................................................    4,500
   Nasdaq National Market Application Fee.............................   82,000
   Printing...........................................................  150,000
   Legal Fees and Expenses............................................  350,000
   Accounting Fees and Expenses.......................................  200,000
   Road Show Expenses.................................................   50,000
   Blue Sky Fees and Expenses.........................................    5,000
   Transfer Agent and Registrar Fees..................................   10,000
   Miscellaneous......................................................   36,700
                                                                       --------
     Total............................................................ $900,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

  As permitted by the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit.

  As permitted by the Delaware General Corporation Law, the Bylaws of the Registrant provide that (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (ii) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (iv) the rights conferred in the Bylaws are not exclusive.

  The Registrant intends to enter into Indemnification Agreements with each of its current directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's Amended and Restated Certificate of Incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

  Reference is also made to Section 8 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant's Amended and Restated Certificate of Incorporation, Bylaws and the Indemnification Agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act.

  The Registrant, with approval by the Registrant's Board of Directors, expects to obtain directors' and officers' liability insurance.

  Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

   DOCUMENT                                                      EXHIBIT NUMBER
   --------                                                      --------------
   Underwriting Agreement (draft dated March 31, 1998)..........      1.01
   Form of Amended and Restated Certificate of Incorporation of
    Registrant..................................................      3.04
   Form of Bylaws of Registrant.................................      3.06
   Form of Indemnification Agreement............................     10.02

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following table sets forth information regarding all securities sold by the Registrant since January 1, 1995.

                                                                                       AGGREGATE
                                                                     NUMBER OF          PURCHASE         FORM OF
  CLASS OF PURCHASER      DATE OF SALE      TITLE OF SECURITIES       SHARES(A)          PRICE        CONSIDERATION
  ------------------      ------------      -------------------      ----------        ---------      -------------
Principal Stockholder        1/2/95      Common Stock                  225,000        $    150,000 Cash
Principal Stockholder        2/14/95     Common Stock                   11,250               7,500 All of the issued
                                                                                                    and out-standing
                                                                                                    shares of ASX R&D
                                                                                                    Corporation
Principal Stockholder      7/14/95(g)    Common Stock                5,550,000         133,012,000 Assumption of
                                                                                                    indebtedness and
                                                                                                    issuance of
                                                                                                    promissory note
1 entity                     9/27/96     Series 1 Class B Stock(b)      37,500(b)          300,000 Services
1 entity                    10/21/96     Series A Preferred Stock(b)   388,395(b)        5,002,528 Cash
1 entity                    12/20/96     Series B Preferred Stock      388,395(c)        5,002,528 Cash/Notes
1 shareholder of Socha      07/17/97     Series 4 Class B Stock(b)     200,000(b)          284,000 Issued and
 Computing, Inc.                                                                                    outstanding
 ("Socha")                                                                                          capital stock of
                                                                                                    Socha
91 stockholders of          09/11/97     Series 4 Class B Stock(b)   2,111,795(b)(d)     2,998,749 All of the issued
 Aimtech Corporation                                                                                and out-standing
 ("Aimtech")                                                                                        capital stock of
                                                                                                    Aimtech
1 entity                    09/11/97     Series 4 Class B Stock(b)      44,171(b)           62,723 Financial advisory
                                                                                                    fee
20 employees of Aimtech     09/11/97     Series 4 Class B Stock(b)      27,928(b)              (e) (e)
3 shareholders of Oakes     09/30/97     Series 5 Class B Stock(b)   1,512,500(b)        2,147,750 All of the issued
 Interactive                                                                                        and outstanding
 Incorporated, Top                                                                                  capital stock of
 Shelf Multimedia, Inc.                                                                             the Oakes
 and Acorn Associates                                                                               Companies
 Incorporated
 (collectively, the
 "Oakes Companies")
2 shareholders of           12/22/97     Common Stock                  550,193           4,218,000 All of the issued
 Communications                                                                                     and out-standing
 Strategies,                                                                                        capital stock of
 Incorporated ("CSI")                                                                               CSI
4 shareholders of           12/22/97     Common Stock                    9,372              72,000 All of the issued
 Graham-Wright                                                                                      and out-standing
 Interactive, Inc.                                                                                  capital stock of
 ("Graham Wright")                                                                                  Graham Wright
3 consultants            6/26/96-9/5/96  Common Stock                    6,075              38,250 Services
120 employees            8/13/95-4/20/98 Common Stock                  519,306(f)          731,257 Cash and redemption
                                         (option exercises)                                         of shares
1 individual                 3/17/98     Common Stock                   13,215             145,000 All of the issued
                                                                                                    and outstanding
                                                                                                    capital stock of
                                                                                                    Adams Consulting
                                                                                                    Group, Inc.
1 individual                 4/16/98     Common Stock                    2,250              17,500 Services
3 individuals                5/22/98     Common Stock                  102,000           1,122,000 All of the issued
                                                                                                    and outstanding
                                                                                                    capital stock of
                                                                                                    Strategic Systems
                                                                                                    Associates, Inc.

-------
(a) The Company intends to effect a 3-for-4 reverse stock split of its Common Stock immediately prior to the consummation of this offering. Therefore, all share numbers for Common Stock have been restated to give effect to such reverse stock split. Outstanding shares of the Company's Series B Stock (which includes the Series of Class B Stock known as Series A Preferred Stock and Series B Preferred Stock) will not be affected by the reverse stock split. Rather, pursuant to the terms of the Company's Certificate of Incorporation the conversion rate for such shares of Class B Stock will be adjusted to take into account such stock split.
(b) The shares of Series 1 Class B Stock are convertible into an aggregate of 28,128 shares of Common Stock, the shares of Series A Preferred Stock are convertible into an aggregate of 291,294 shares of Common Stock, the shares of Series 4 Class B Stock are convertible into an aggregate of 1,787,853 shares of Common Stock and the shares of Series 5 Class B Stock are convertible into an aggregate of 1,134,371 shares of Common Stock.
(c) All of these shares were redeemed or canceled in connection with the cancellation of a promissory note and other indebtedness to the Registrant.
(d) Of these shares of Series 4 Class B Stock, 441,705 are held in escrow to secure certain indemnification obligations.
(e) These securities were distributed to employees of Aimtech pursuant to Aimtech's "change of control," severance and retention policy. No consideration was paid for such shares.
(f) Of these shares, 43,762 shares were redeemed by the Company in payment for certain of the shares issued upon exercise of such options.

(g) These shares were issued in July 1995 in connection with the March 1995 merger of the Company with ASX R&D Corporation.

  All sales of Common Stock to employees made pursuant to the exercise of stock options granted under the Registrant's stock option plans or pursuant to restricted stock purchase agreements, and all sales to consultants for services, were made pursuant to the exemption from the registration requirements of the Securities Act afforded by Rule 701, Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act.

  All other sales were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising. Each purchaser was an "accredited investor" or a sophisticated investor with access to all relevant information necessary to evaluate the investment who represented to the Registrant that the shares were being acquired for investment.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

  (a) The following exhibits are filed herewith:

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
  1.01   Underwriting Agreement (draft dated March 31, 1998).+
  2.01   Amended and Restated Agreement and Plan of Reorganization, dated as of
          June 24, 1997, by and among the Registrant, ASX Merger Corporation and Aimtech Corporation.+
  2.02   Agreement and Plan of Reorganization, dated as of September 30, 1997, by and among the Registrant, Oakes Acquisition Corp., TopShelf
          Acquisition Corp., Acorn Acquisition corp., Oakes Interactive
          Incorporated, TopShelf Multimedia, Inc., Acorn Associates,
          Incorporated, and Gordon Oakes and Kevin Oakes.+
  2.03   Agreement and Plan of Reorganization, dated as of December 22, 1997, by and among the Registrant, Asymetrix Acquisition Corp.,
          Communication Strategies, Incorporated, and Cynthia Boyd and James
          Boyd.+
  2.04   Plan of Merger, dated as of February 14, 1995, by and between ASX R&D
          Corporation and the Registrant.+
  3.01   Amended and Restated Articles of Incorporation of the Registrant, as
          amended.+
  3.02   Form of Certificate of Incorporation of the Registrant to be effective upon the Reincorporation of the Registrant in Delaware (amended from previous filing).+
  3.03   Form of Certificate of Amendment of Certificate of Incorporation of
          the Registrant to become effective upon the effectiveness of this
          Registration Statement.+
  3.04   Form of Amended and Restated Certificate of Incorporation of the
          Registrant to be effective upon the closing of this offering (amended from previous filing).+
  3.05   Amended and Restated Bylaws of the Registrant, as amended to date.+
  3.06   Form of Bylaws of the Registrant, to be adopted prior to the closing of this offering (amended from previous filing).+
  4.01   Restated and Amended Investors' Rights Agreement, dated as of December
          20, 1996, between the Registrant and the persons and entities listed therein.+
  4.02   Form of Specimen Stock Certificate for the Registrant's Common Stock.+
  4.03   Registration Rights Agreement dated, as of September 11, 1997, between the Registrant and the persons and entities listed therein.+
  4.04   Registration Rights Agreement, dated as of September 30, 1997, among the Registrant, Gordon Oakes, Kevin Oakes and Doug Foster.+
  4.05   Registration Rights Agreement, dated as of December 22, 1997, among the Registrant, Cynthia Boyd and James Boyd.+
  5.01   Opinion of Fenwick & West LLP regarding legality of the securities being registered.+
 10.01   Series A Preferred Stock Purchase Agreement, dated October 21, 1996, between the Registrant and SOFTBANK Holdings, Inc.+

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
 10.02   Form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers.+
 10.03   Registrant's 1995 Combined Incentive and Nonqualified Stock Option
          Plan and related documents.+
 10.04   Credit Agreement, dated as of November 4, 1992, between Paul Allen and
          Asymetrix Corporation, as Borrowers, Seattle-First National Bank,
          Bank of America National Trust and Savings Association, First
          Interstate Bank of Washington, N.A. and First Interstate Bank of
          Oregon, N.A. as Lenders, and Seattle-First National Bank as Agent for
          the Lenders.+
 10.05   Registrant's 1998 Directors Stock Option Plan and related documents.+
 10.06   Registrant's 1998 Equity Incentive Plan and related documents.+
 10.07   Sublease, dated as of October 30, 1995, between Registrant and Vulcan
          Northwest Inc.+
 10.08   Series B Preferred Stock Exchange Agreement, dated as of September 30,
          1997, between the Registrant and SuperCede, Inc.+
 10.09   Asset Transfer, License and Stock Issuance Agreement, dated as of June
          24, 1997, between the Registrant and SuperCede, Inc.+
 10.10   Sublease, dated as of June 24, 1997, between the Registrant and
          SuperCede, Inc.+
 10.11   Promissory Note, dated as of March 14, 1995, between the Registrant and Paul Allen.+
 10.12   Infomodeler Technology Transfer and License Agreement, dated as of
          October 7, 1996, between the Registrant and ASX Corporation, as amended January 14, 1998.+
 10.13   Sublease, dated as of October 7, 1995, between the Registrant and ASX
          Corporation.+
 10.14   Asset Purchase and Loan Agreement, dated as of October 7, 1996, between the Registrant and ASX Corporation.+
 10.15   Lease Agreement, dated as of May 24, 1991, by and between the
          Registrant and Dean Witter Realty Income Partnership II, L.P., and
          amendments thereto.+
 10.16   Employment Agreement, dated as of September 30, 1997, between the
          Registrant and Kevin Oakes.+
 10.17   Stock Purchase and Sale Agreement, dated as of March 27, 1998 between the Registrant and Vulcan Ventures Inc.+
 10.18   Directed Engineering Agreement, dated as of March 27, 1998, between the registrant and Vulcan Northwest, Inc.+
 21.01   Subsidiaries of the Registrant.+
 23.01   Consent of Fenwick & West LLP (included in Exhibit 5.01).+
 23.02   Consent of Ernst & Young LLP.
 23.03   Consent of Arthur Andersen LLP.
 23.04   Consent of KPMG Peat Marwick LLP.
 23.05   Consent of KPMG Peat Marwick LLP.
 24.01   Power of Attorney.+
 27.01   Financial Data Schedule (EDGAR Version Only)+

--------
+  Previously filed.

  (b) The following financial statement schedule is filed herewith:

  Schedule II--Valuation and Qualifying Accounts (see page S-3).

  Other financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BELLEVUE, STATE OF WASHINGTON, ON THE 10TH DAY OF JUNE, 1998.

                                          ASYMETRIX LEARNING SYSTEMS, INC.

                                          By:  /s/ James A. Billmaier
                                             ---------------------------------
                                             James A. Billmaier
                                             Chief Executive Officer

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT WAS SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                NAME                           TITLE                 DATE
                ----                           -----                 ----
PRINCIPAL EXECUTIVE OFFICER:

                                    Chief Executive Officer
     /s/ James A. Billmaier         and Director                June 10, 1998
---------------------------------
       James A. Billmaier

PRINCIPAL FINANCIAL AND PRINCIPAL ACCOUNTING OFFICER:

       /s/ John D. Atherly          Vice President, Finance
---------------------------------   and Administration and      June 10, 1998
         John D. Atherly            Chief Financial Officer

DIRECTORS:

                *                   Chairman of the Board
---------------------------------                               June 10, 1998
           Bert Kolde

                                    Director
                *                                               June 10, 1998
---------------------------------
          Paul G. Allen

                *                   Director
---------------------------------                               June 10, 1998
     Shelley Harrison, Ph.D.

                *                   President and Director
---------------------------------                               June 10, 1998
           Kevin Oakes

                *                   Director
---------------------------------                               June 10, 1998
          Gary Rieschel



* By     /s/ John D. Atherly        Attorney-in-fact            June 10, 1998
     ----------------------------
           John D. Atherly

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Asymetrix Learning Systems, Inc.:

Under date of March 27, 1998, except as to note 12 which is as of June 10, 1998, we reported on the consolidated balance sheets of Asymetrix Learning Systems, Inc. and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, which are included in the registration statement on Form S-1. In connection with our audit of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects. the information set forth therein.

                                                     KPMG Peat Marwick LLP

Seattle, Washington
March 27, 1998

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
 Asymetrix Learning Systems, Inc.

  We have audited the consolidated financial statements of Asymetrix Learning Systems, Inc. as of December 31, 1996, and for each of the two years in the period ended December 31, 1996, and have issued our report thereon dated April 23, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                          /s/ Ernst & Young LLP
Seattle, Washington
April 23, 1997

Asymetrix Learning Systems, Inc.

                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

              COLUMN A               COLUMN B    COLUMN C    COLUMN D  COLUMN E
              --------               --------- ------------ ---------- --------
                                      BALANCE
                                        AT      CHARGED TO             BALANCE
                                     BEGINNING OTHER COSTS     (1)      AT END
                                      OF YEAR  AND EXPENSES DEDUCTIONS OF YEAR
                                     --------- ------------ ---------- --------
Year ended December 31, 1997:
 Valuation accounts deducted from
  assets:
  Allowance for doubtful receivables
   and sales returns................  $3,346      $1,121      $3,319    $1,148
  Reserve for inventory
   obsolescence.....................     385         357         691        51
Year ended December 31, 1996:
 Valuation accounts deducted from
  assets:
  Allowance for doubtful receivables
   and sales returns................  $2,951      $2,890      $2,495    $3,346
  Reserve for inventory
   obsolescence.....................     541         556         712       385
Year ended December 31, 1995:
 Valuation accounts deducted from
  assets:
  Allowance for doubtful receivables
   and sales returns................  $3,406      $1,089      $1,544    $2,951
  Reserve for inventory
   obsolescence.....................     425         581         465       541

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER            EXHIBIT TITLE
 -------           -------------
 23.02   Consent of Ernst & Young LLP.
 23.03   Consent of Arthur Andersen LLP.
 23.04   Consent of KPMG Peat Marwick LLP.
 23.05   Consent of KPMG Peat Marwick LLP.